

Somkiat Sirichatchai
Executive Vice President





12g3-2(b) File No.82-4922

Ref No. CN. 530/2004

August 26, 2004



Securities and Exchange Commission

450 Fifth Street

Washington, D.C. 20549

U.S.A.

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

Somkiat Sirichatchai

8/31

CS038-1-04



KASIKORNBANK PCL
1 Soi Kasikornthai, Ratburana Road,
Bangkok 10140, Thailand.

Tel. +66 2470 1122, +66 2470 1199
Fax. +66 2470 3499

AUDIT AND REVIEW REPORTS OF CERTIFIED PUBLIC ACCOUNTANT

To the Shareholders of KASIKORNBANK PUBLIC COMPANY LIMITED

AUDIT REPORT OF CERTIFIED PUBLIC ACCOUNTANT

I have audited the accompanying consolidated balance sheets of KASIKORNBANK PUBLIC COMPANY LIMITED and subsidiaries as at June 30, 2004 and December 31, 2003 and the consolidated statements of income, changes in shareholders' equity and cash flows for each of the six-month periods ended June 30, 2004 and 2003. I have also audited the balance sheets of KASIKORNBANK PUBLIC COMPANY LIMITED as at June 30, 2004 and December 31, 2003 and the statements of income, changes in shareholders' equity and cash flows for each of the six-month periods ended June 30, 2004 and 2003. The management of the KASIKORNBANK PUBLIC COMPANY LIMITED is responsible for the correctness and completeness of the information presented in these financial statements. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of KASIKORNBANK PUBLIC COMPANY LIMITED and subsidiaries as at June 30, 2004 and December 31, 2003 and the consolidated results of their operations and cash flows for each of the six-month periods ended June 30, 2004 and 2003, and the separate financial position and the results of operations and cash flows of KASIKORNBANK PUBLIC COMPANY LIMITED for the same period, in conformity with generally accepted accounting principles.

REVIEW REPORT OF CERTIFIED PUBLIC ACCOUNTANT

I have reviewed the accompanying consolidated statement of income of KASIKORNBANK PUBLIC COMPANY LIMITED and subsidiaries and the statement of income of KASIKORNBANK PUBLIC COMPANY LIMITED for each of the three-month periods ended June 30, 2004 and 2003. The management of KASIKORNBANK PUBLIC COMPANY LIMITED is responsible for the correctness and completeness of the information presented in these financial statements. My responsibility is to issue a report on these financial statements based on my reviews.

I conducted my reviews in accordance with the standard on auditing applicable to review engagements. This standard requires that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of Bank personnel and analytical procedures applied to financial data and thus provides less assurance than an audit in accordance with generally accepted auditing standards. Accordingly, I do not express an audit opinion on the reviewed financial statements.

Based on my reviews, nothing has come to my attention that causes me to believe that the accompanying financial statements are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.



Supot Singhasaneh
Certified Public Accountant
Registration No. 2826

KPMG Phoomchai Audit Ltd.
Bangkok
August 18, 2004

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

Interim Financial Statements

For the Period Ended June 30, 2004

and

Audit and Review Reports of Certified Public Accountant

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

	Baht			
	Consolidated		The Bank	
	June 30, 2004	December 31, 2003	June 30, 2004	December 31, 2003
ASSETS				
Cash	10,063,431,097	18,699,183,946	10,063,324,577	18,699,095,513
Interbank and money market items (Note 5)				
Domestic items				
Interest bearing	338,775,393	419,048,121	275,995,067	131,540,875
Non-interest bearing	3,440,752,402	2,844,647,738	3,457,062,166	2,854,343,708
Foreign items				
Interest bearing	88,792,296,973	101,492,418,240	88,792,296,973	101,492,418,240
Non-interest bearing	417,244,641	165,862,338	417,244,641	165,862,338
Total Interbank and Money Market Items - net	92,989,069,409	104,921,976,437	92,942,598,847	104,644,165,161
Securities purchased under resale agreements (Note 6)	3,888,000,000	31,710,000,000	3,888,000,000	31,710,000,000
Investments (Notes 3.4 7 29 and 36)				
Current investments - net	51,307,746,192	65,490,620,866	50,539,256,259	65,006,385,567
Long-term investments - net	86,650,346,237	69,240,414,800	84,408,965,165	65,939,348,013
Investments in subsidiaries and associated companies - net	341,223,539	523,151,117	9,481,149,252	9,818,950,721
Total Investments - net	138,299,315,968	135,254,186,783	144,429,370,676	140,764,684,301
Loans and accrued interest receivables (Note 8)				
Loans (Notes 3.5 3.7 9 and 36)	572,063,498,908	547,917,919,934	554,575,282,054	530,089,906,029
Accrued interest receivables	2,971,494,083	2,970,945,258	1,533,366,215	1,485,101,972
Total Loans and Accrued Interest Receivables	575,034,992,991	550,888,865,192	556,108,648,269	531,575,008,001
Less Allowance for doubtful accounts (Notes 3.6 and 10)	(52,729,853,597)	(59,268,090,726)	(37,987,926,548)	(42,995,675,552)
Less Revaluation allowance for debt restructuring (Notes 3.7 and 11)	(8,148,588,872)	(6,665,399,431)	(5,556,623,439)	(4,721,214,714)
Less Normalized provisioning (Notes 3.8 and 12)	(2,000,000,000)	(1,600,000,000)	(2,000,000,000)	(1,600,000,000)
Total Loans and Accrued Interest Receivables - net	512,156,550,522	483,355,375,035	510,564,098,282	482,258,117,735
Properties foreclosed - net (Notes 3.9 and 13)	15,575,024,367	14,516,837,350	11,861,378,861	10,860,375,379
Customers' liability under acceptances	675,579,767	676,184,148	675,579,767	676,184,148
Premises and equipment - net (Notes 3.10 and 15)	22,355,903,868	22,257,887,644	21,808,815,812	21,697,577,198
Deferred tax assets (Notes 3.11 and 16)	45,123,977	43,053,850	-	-
Accrued income receivables	1,780,319,974	1,671,418,278	1,693,936,315	1,597,517,159
Derivative revaluation	1,342,979,163	3,713,330,067	1,342,979,163	3,713,330,067
Other assets - net (Note 3.16)	7,053,994,982	4,511,107,107	6,384,676,271	4,254,568,688
Total Assets	806,225,293,094	821,330,540,645	805,654,758,571	820,875,615,349

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

	Baht			
	Consolidated		The Bank	
	June 30, 2004	December 31, 2003	June 30, 2004	December 31, 2003
LIABILITIES AND SHAREHOLDERS' EQUITY				
Deposits (Note 17)				
Deposits in baht	696,800,406,958	682,385,560,027	697,008,685,262	682,661,690,672
Deposits in foreign currencies	3,811,895,548	2,560,416,551	3,811,895,548	2,560,416,551
Total Deposits	700,612,302,506	684,945,976,578	700,820,580,810	685,222,107,223
Interbank and money market items (Note 18)				
Domestic items				
Interest bearing	3,967,607,878	1,890,287,247	3,672,607,878	1,685,287,247
Non-interest bearing	4,410,538,347	4,221,597,522	4,410,538,347	4,221,597,522
Foreign items				
Interest bearing	141,225,515	486,057,709	141,225,515	486,057,709
Non-interest bearing	550,080,778	502,928,879	550,080,778	502,928,880
Total Interbank and Money Market Items	9,069,452,518	7,100,871,357	8,774,452,518	6,895,871,358
Liability payable on demand	5,935,830,405	7,041,817,603	5,935,830,405	7,041,817,602
Borrowings				
Long-term borrowings (Notes 19 20 and 21)	20,137,557,939	59,841,317,549	20,137,557,939	59,841,317,549
Total Borrowings	20,137,557,939	59,841,317,549	20,137,557,939	59,841,317,549
Bank's liability under acceptances	675,579,766	676,184,148	675,579,766	676,184,148
Deferred tax liabilities (Notes 3.11 and 16)	3,022,690,640	3,346,832,442	3,022,690,640	3,346,832,442
Derivative revaluation	4,192,296,210	719,697,679	4,192,296,210	719,697,679
Accrued interest payables	1,228,791,230	2,564,045,074	1,228,775,878	2,563,807,047
Other liabilities	5,748,315,841	6,281,045,539	5,561,116,453	6,110,424,710
Total Liabilities	750,622,817,055	772,517,787,969	750,348,880,619	772,418,059,758

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

	Baht			
	Consolidated		The Bank	
	June 30, 2004	December 31, 2003	June 30, 2004	December 31, 2003
Shareholders' equity				
Share capital (Notes 22 and 35)				
Authorized share capital				
547,345 class A preferred shares, Baht 10 par value as of December 31, 2003	-	5,473,450	-	5,473,450
3,048,614,697 ordinary shares, Baht 10 par value as of June 30, 2004	30,486,146,970		30,486,146,970	
2,689,547,345 ordinary shares, Baht 10 par value as of December 31, 2003		26,895,473,450		26,895,473,450
Issued and paid-up share capital				
547,345 class A preferred shares, Baht 10 par value as of December 31, 2003	-	5,473,450	-	5,473,450
2,362,226,971 ordinary shares, Baht 10 par value as of June 30, 2004	23,622,269,710		23,622,269,710	
2,353,518,072 ordinary shares, Baht 10 par value as of December 31, 2003		23,535,180,720		23,535,180,720
Premium on share capital				
Premium on preferred shares (Note 21)	-	27,367,250	-	27,367,250
Premium on ordinary shares (Note 34)	17,528,353,247	49,497,553,190	17,528,353,247	49,497,553,190
Premium on expired warrants (Notes 20 and 34)	-	5,520,432,199	-	5,520,432,199
Appraisal surplus on asset revaluation (Notes 3.10 and 15)	6,182,174,335	6,231,844,414	6,182,174,335	6,231,844,414
Revaluation surplus on investments (Notes 3.4 and 7)	349,504,898	1,312,639,266	349,504,898	1,312,639,266
Retained earnings (deficit) (Note 34)				
Appropriated				
Legal reserve (Note 24)	-	800,000,000	-	800,000,000
Other reserves (Note 25)	-	26,675,300,000	-	26,675,300,000
Unappropriated (deficit)	7,623,575,762	(65,148,234,898)	7,623,575,762	(65,148,234,898)
	55,305,877,952	48,457,555,591	55,305,877,952	48,457,555,591
Minority interests	296,598,087	355,197,085	-	-
Total Shareholders' Equity	55,602,476,039	48,812,752,676	55,305,877,952	48,457,555,591
Total Liabilities and Shareholders' Equity	806,225,293,094	821,330,540,645	805,654,758,571	820,875,615,349
Off-balance sheet items - contingencies (Note 30)				
Aval to bills and guarantees of loans	3,108,001,453	5,536,811,552	3,108,001,453	5,536,811,552
Liability under unmatured import bills	3,771,376,406	3,187,732,093	3,771,376,406	3,187,732,093
Letters of credit	13,515,303,998	9,995,789,834	13,515,303,998	9,995,789,834
Other contingencies	575,160,968,582	431,328,285,406	575,030,661,768	431,274,387,968

(Pol.Gen. Pow Sarasin)

Vice Chairman

(Prasarn Trairatvorakul)

President

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR EACH OF THE THREE-MONTH PERIODS ENDED JUNE 30, 2004 AND 2003

(Unaudited)

(Reviewed)

	Baht			
	Consolidated		The Bank	
	2004	2003	2004	2003
Interest and dividend income (Notes 3.2, 3.4 and 36)				
Loans	6,692,294,628	6,740,572,385	6,369,908,436	6,189,506,974
Interbank and money market items	423,415,178	651,600,619	422,822,413	650,776,254
Investments	1,004,965,872	883,021,572	1,001,594,524	1,182,518,659
Total Interest and Dividend Income	8,120,675,678	8,275,194,576	7,794,325,373	8,022,801,887
Interest expense (Note 3.3)				
Deposits	1,386,528,910	2,164,313,514	1,386,528,910	2,164,313,514
Interbank and money market items	55,217,192	61,424,921	53,677,933	49,939,156
Long-term borrowings	288,395,724	1,282,783,220	288,395,724	1,282,783,220
Total Interest Expense	1,730,141,826	3,508,521,655	1,728,602,567	3,497,035,890
Net income from interest and dividend	6,390,533,852	4,766,672,921	6,065,722,806	4,525,765,997
Reversal of bad debt and doubtful accounts (Notes 3.6, 26 and 36)	(2,050,166,959)	(3,524,907,840)	(1,340,177,063)	(2,472,028,766)
Loss on debt restructuring (Notes 3.7 and 27)	2,215,074,813	2,889,325,994	1,669,860,081	2,472,028,766
Normalized provisions (Notes 3.8 and 12)	200,000,000	200,000,000	200,000,000	200,000,000
Net income from interest and dividend after reversal of bad debt and doubtful accounts , loss on debt restructuring and normalized provisions	6,025,625,998	5,202,254,767	5,536,039,788	4,325,765,997
Non-interest income				
(Loss) gain on investments (Notes 3.4 and 7)	(227,016,483)	1,795,304,059	(178,871,006)	1,481,533,466
Share of profit (loss) from investments on equity method (Notes 3.4 and 36)	24,682,058	36,757,834	(12,952,122)	4,108,211,822
Fees and service income				
Acceptances, aval and guarantees	130,612,497	115,529,638	130,612,497	115,529,638
Others	1,831,300,478	1,519,610,840	1,649,630,312	1,407,105,478
Gain on exchanges (Note 3.12)	329,589,488	565,210,660	329,589,488	565,210,660
(Loss) gain on transfer of financial assets (Notes 3.4 and 36)	(447,985,677)	2,950,355,925	-	-
Other income	192,751,003	190,851,577	185,107,225	139,597,046
Total Non-interest Income	1,833,933,364	7,173,620,533	2,103,116,394	7,817,188,110
Non-interest expenses				
Personnel expenses	1,563,953,601	1,317,410,202	1,492,720,917	1,266,057,042
Premises and equipment expenses (Notes 3.10 and 15)	885,798,669	854,139,885	860,885,698	830,122,172
Taxes and duties	337,171,251	300,396,232	326,958,419	293,222,349
Fees and service expenses	707,086,640	510,044,063	679,953,545	418,454,998
Directors' remuneration	13,449,254	13,536,484	11,799,254	11,886,484
Loss on impairment of properties foreclosed (Note 3.9)	83,216,118	64,958,660	61,946,233	59,801,364
Contributions to Financial Instritutions Development Fund	692,616,859	662,686,345	692,616,859	662,686,345
Other expenses	338,607,325	410,715,897	320,872,483	378,165,547
Total Non-interest Expenses	4,621,899,717	4,133,887,768	4,447,753,408	3,920,396,301
Income before income tax	3,237,659,645	8,241,987,532	3,191,402,774	8,222,557,806
Income tax expense (Notes 3.11 and 28)	20,343,088	845,286	(10,581,542)	(13,041,973)
Net income before minority interests	3,217,316,557	8,241,142,246	3,201,984,316	8,235,599,779
Minority interests in net income	(15,332,241)	(5,542,467)	-	-
Net income	3,201,984,316	8,235,599,779	3,201,984,316	8,235,599,779
Basic earnings per share (Note 3.17)	1.36	3.50	1.36	3.50
Number of the weighted average number of ordinary shares (shares)	2,362,115,588	2,352,547,372	2,362,115,588	2,352,547,372

(Pol.Gen. Pow Sarasin)
Vice Chairman

(Prasarn Trairatvorakul)
President

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR EACH OF THE SIX-MONTH PERIODS ENDED JUNE 30, 2004 AND 2003

	Baht			
	Consolidated		The Bank	
	2004	2003	2004	2003
Interest and dividend income (Notes 3.2, 3.4 and 36)				
Loans	13,194,897,656	12,958,360,052	12,468,772,909	12,237,279,971
Interbank and money market items	874,857,680	1,269,856,334	873,774,180	1,268,383,568
Investments	1,987,743,914	2,371,379,960	1,963,942,595	2,366,832,045
Total Interest and Dividend Income	16,057,499,250	16,599,596,346	15,306,489,684	15,872,495,584
Interest expense (Note 3.3)				
Deposits	2,808,473,122	4,620,269,926	2,808,473,122	4,620,269,926
Interbank and money market items	97,149,206	128,746,557	94,675,472	113,649,528
Long-term borrowings	698,554,707	2,560,288,283	698,554,707	2,560,288,283
Total Interest Expense	3,604,177,035	7,309,304,766	3,601,703,301	7,294,207,737
Net income from interest and dividend	12,453,322,215	9,290,291,580	11,704,786,383	8,578,287,847
Reversal of bad debt and doubtful accounts (Notes 3.6, 26 and 36)	(4,205,669,283)	(6,962,343,944)	(3,099,364,297)	(5,949,071,183)
Loss on debt restructuring (Notes 3.7 and 27)	4,761,030,666	6,441,848,951	3,500,353,452	5,949,071,183
Normalized provisions (Notes 3.8 and 12)	400,000,000	400,000,000	400,000,000	400,000,000
Net income from interest and dividend after reversal of bad debt and doubtful accounts, loss on debt restructuring and normalized provisions	11,497,960,832	9,410,786,573	10,903,797,228	8,178,287,847
Non-interest income				
Gain on investments (Notes 3.4 and 7)	650,542,691	2,135,640,355	665,320,322	1,911,788,391
Share of profit from investments on equity method (Notes 3.4 and 36)	44,082,238	32,106,937	110,240,528	4,253,795,047
Fees and service income				
Acceptances, aval and guarantees	265,732,301	253,872,531	265,732,301	253,872,531
Others	3,603,789,004	3,044,089,844	3,228,766,842	2,832,579,267
Gain on exchanges (Note 3.12)	732,506,385	1,078,541,892	732,506,385	1,078,541,892
(Loss) gain on transfer of financial assets (Notes 3.4 and 36)	(435,363,898)	2,950,355,925	-	-
Other income	339,950,552	303,038,559	326,116,882	233,738,111
Total Non-interest Income	5,201,239,273	9,797,646,043	5,328,683,260	10,564,315,239
Non-interest expenses				
Personnel expenses	3,053,546,011	2,586,570,620	2,909,517,424	2,493,731,266
Premises and equipment expenses (Notes 3.10 and 15)	1,710,213,853	1,650,730,134	1,661,405,591	1,605,102,889
Taxes and duties	683,592,903	605,724,830	655,421,726	591,301,924
Fees and service expenses	1,415,583,425	1,180,234,339	1,368,701,977	962,208,535
Directors' remuneration	27,968,237	28,055,468	23,685,737	23,772,968
Loss on impairment of properties foreclosed (Note 3.9)	151,784,256	159,927,886	125,674,648	152,678,666
Contributions to Financial Institutions Development Fund	1,385,233,719	1,325,372,689	1,385,233,719	1,325,372,689
Other expenses	630,816,808	777,000,178	550,221,160	729,171,147
Total Non-interest Expenses	9,058,739,212	8,313,616,144	8,679,861,982	7,883,340,084
Income before income tax	7,640,460,893	10,894,816,472	7,552,618,506	10,859,263,002
Income tax expense (Notes 3.11 and 28)	39,482,291	72,129	(21,287,177)	(24,301,278)
Net income before minority interests	7,600,978,602	10,894,744,343	7,573,905,683	10,883,564,280
Minority interests in net income	(27,072,919)	(11,180,063)	-	-
Net income	7,573,905,683	10,883,564,280	7,573,905,683	10,883,564,280
Basic earnings per share (Note 3.17)	3.21	4.63	3.21	4.63
Number of the weighted average number of ordinary shares (shares)	2,361,468,282	2,352,547,372	2,361,468,282	2,352,547,372

(Pol.Gen. Pow Sarasin)
Vice Chairman

(Prasarn Trairatvorakul)
President

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR EACH OF THE SIX-MONTH PERIODS ENDED JUNE 30, 2004 AND 2003

Baht

	Consolidated									
	Issued and Paid-up Share Capital	Premium on Share Capital	Premium on Expired Warrants	Appraisal Surplus on Asset Revaluation	Revaluation Surplus on Investments	Retained Earnings (Deficit)			Minority Interests	Total
						Appropriated		Unappropriated (Deficit)		
						Legal Reserve	Other Reserves			
Beginning balance as of December 31, 2002	23,530,947,170	49,505,506,440	5,520,432,199	6,367,116,973	2,773,163,462	800,000,000	26,675,300,000	(80,097,450,675)	370,398,712	35,445,414,281
Appraisal surplus on asset revaluation	-	-	-	(56,702,981)	-	-	-	56,702,981	-	-
Revaluation surplus on investments	-	-	-	-	446,819,534	-	-	-	-	446,819,534
Net gain (loss) not recognised in the statement of income	-	-	-	(56,702,981)	446,819,534	-	-	56,702,981	-	446,819,534
Net income	-	-	-	-	-	-	-	10,883,564,280	-	10,883,564,280
Minority interests	-	-	-	-	-	-	-	-	(36,156,657)	(36,156,657)
Ending balance as of June 30, 2003	23,530,947,170	49,505,506,440	5,520,432,199	6,310,413,992	3,219,982,996	800,000,000	26,675,300,000	(69,157,183,414)	334,242,055	46,739,641,438
Beginning balance as of December 31, 2003	23,540,654,170	49,524,920,440	5,520,432,199	6,231,844,414	1,312,639,266	800,000,000	26,675,300,000	(65,148,234,898)	355,197,085	48,812,752,676
Ordinary shares	81,615,540	-	-	-	-	-	-	-	-	81,615,540
Premium on ordinary shares	-	155,935,506	-	-	-	-	-	-	-	155,935,506
Appraisal surplus on asset revaluation	-	-	-	(49,670,079)	-	-	-	49,670,079	-	-
Revaluation surplus on investments	-	-	-	-	(963,134,368)	-	-	-	-	(963,134,368)
Reduce the accumulated retained deficit (Note 34)	-	(32,152,502,699)	(5,520,432,199)	-	-	(800,000,000)	(26,675,300,000)	65,148,234,898	-	-
Net gain (loss) not recognised in the statement of income	81,615,540	(31,996,567,193)	(5,520,432,199)	(49,670,079)	(963,134,368)	(800,000,000)	(26,675,300,000)	65,197,904,977	-	(725,583,322)
Net income	-	-	-	-	-	-	-	7,573,905,683	-	7,573,905,683
Minority interests	-	-	-	-	-	-	-	-	(58,598,998)	(58,598,998)
Ending balance as of June 30, 2004	23,622,269,710	17,528,353,247	-	6,182,174,335	349,504,898	-	-	7,623,575,762	296,598,087	55,602,476,039

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR EACH OF THE SIX-MONTH PERIODS ENDED JUNE 30, 2004 AND 2003

Baht

The Bank

	Issued and Paid-up Share Capital	Premium on Share Capital	Premium on Expired Warrants	Appraisal Surplus on Asset Revaluation	Revaluation Surplus on Investments	Retained Earnings (Deficit) Appropriated Legal Reserve	Retained Earnings (Deficit) Appropriated Other Reserves	Retained Earnings (Deficit) Unappropriated (Deficit)	Total
Beginning balance as of December 31, 2002	23,530,947,170	49,505,506,440	5,520,432,199	6,367,116,973	2,773,163,462	800,000,000	26,675,300,000	(80,097,450,675)	35,075,015,569
Appraisal surplus on asset revaluation	-	-	-	(56,702,981)	-	-	-	56,702,981	-
Revaluation surplus on investments	-	-	-	-	446,819,534	-	-	-	446,819,534
Net gain (loss) not recognised in the statement of income	-	-	-	(56,702,981)	446,819,534	-	-	56,702,981	446,819,534
Net income	-	-	-	-	-	-	-	10,883,564,280	10,883,564,280
Ending balance as of June 30, 2003	23,530,947,170	49,505,506,440	5,520,432,199	6,310,413,992	3,219,982,996	800,000,000	26,675,300,000	(69,157,183,414)	46,405,399,383
Beginning balance as of December 31, 2003	23,540,654,170	49,524,920,440	5,520,432,199	6,231,844,414	1,312,639,266	800,000,000	26,675,300,000	(65,148,234,898)	48,457,555,591
Ordinary shares	81,615,540	-	-	-	-	-	-	-	81,615,540
Premium on ordinary shares	-	155,935,506	-	-	-	-	-	-	155,935,506
Appraisal surplus on asset revaluation	-	-	-	(49,670,079)	-	-	-	49,670,079	-
Revaluation surplus on investments	-	-	-	-	(963,134,368)	-	-	-	(963,134,368)
Reduce the accumulated retained deficit (Note 34)	-	(32,152,502,699)	(5,520,432,199)	-	-	(800,000,000)	(26,675,300,000)	65,148,234,898	-
Net gain (loss) not recognised in the statement of income	81,615,540	(31,996,567,193)	(5,520,432,199)	(49,670,079)	(963,134,368)	(800,000,000)	(26,675,300,000)	65,197,904,977	(725,583,322)
Net income	-	-	-	-	-	-	-	7,573,905,683	7,573,905,683
Ending balance as of June 30, 2004	23,622,269,710	17,528,353,247	-	6,182,174,335	349,504,898	-	-	7,623,575,762	55,305,877,952

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR EACH OF THE SIX-MONTH PERIODS ENDED JUNE 30, 2004 AND 2003

	Baht			
	Consolidated		The Bank	
	2004	2003	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	7,573,905,683	10,883,564,280	7,573,905,683	10,883,564,280
Add(Less) Adjustments to reconcile net income to net				
cash from operating activities				
Depreciation and amortization	772,030,379	775,898,281	735,800,355	756,732,073
Reversal on bad debt and doubtful accounts	(4,205,669,283)	(6,962,343,944)	(3,099,364,297)	(5,949,071,183)
Loss on debt restructuring	4,761,030,666	6,441,848,951	3,500,353,452	5,949,071,183
Normalized provisions	400,000,000	400,000,000	400,000,000	400,000,000
Interest income from amortization of revaluation allowance for debt restructuring	(660,332,741)	(1,031,686,742)	(137,714,147)	(437,945,539)
Loss (gain) on revaluation of investments	49,076,156	(14,869,786)	49,076,156	(14,869,786)
Loss on impairment of investments (reversal)	20,359,559	(546,438,923)	(6,463,422)	(430,387,478)
Amortization of excess of fair value of assets acquired				
over cost of investment in subsidiary	(5,502,887)	(5,660,511)	-	-
Gain on disposal of securities for investments	(716,978,834)	(1,485,668,766)	(704,933,483)	(1,377,534,232)
Amortization of premium and discount on debt instruments	393,198,456	544,869,794	390,549,104	543,317,403
Loss on impairment of foreclosed properties	151,784,256	159,927,886	125,674,648	152,678,666
(Reversal) loss on impairment of other assets	(278,596,105)	6,550,321	(241,694,147)	74,243,185
(Gain) loss on disposal of premises and equipment	(162,812)	1,898,701	(163,289)	(1,225,406)
Revesal on impairment of premises and equipment	-	(10,190,510)	-	(4,996,762)
Loss (gain) on transfer of financial assets	435,363,898	(2,950,355,925)	-	-
Share of profit from investments on equity method	(44,082,238)	(32,106,937)	(110,240,528)	(4,253,795,047)
Dividend income from subsidiaries and associated companies	106,342,503	57,483,945	320,453,985	175,788,296
Deferred income tax	(23,357,304)	(27,183,522)	(21,287,177)	(24,301,278)
Amortization of discount on debentures	2,001,427	2,130,956	2,001,427	2,130,956
(Increase) decrease in accrued interest receivables	(548,824)	98,874,848	(48,264,243)	274,330,995
Increase in other accrued income	(108,901,696)	(9,324,025)	(96,419,155)	(18,913,129)
Decrease in accrued interest payables	(1,335,253,844)	(140,623,602)	(1,335,031,169)	(140,623,602)
Decrease in other accrued expenses	(709,279,717)	(325,464,041)	(705,782,053)	(221,279,713)
Decrease in other reserves	(80,000,000)	(80,000,000)	(80,000,000)	(80,000,000)
Minority interests in net income	27,072,919	11,180,063	-	-
Net income from operations before changes in operating				
assets and liabilities	6,523,499,617	5,762,310,792	6,510,457,700	6,256,913,882
(Increase) decrease in operating assets				
Interbank and money market items (assets)	11,933,425,975	(2,255,541,980)	11,702,085,261	(2,288,474,817)
Securities purchased under resale agreements	27,822,000,000	(31,600,000,000)	27,822,000,000	(31,600,000,000)
Investment for trading	(2,630,438,157)	2,622,696,346	(2,630,438,157)	2,622,696,346
Loans	(30,203,481,984)	(6,309,673,690)	(29,991,895,622)	(4,679,239,715)
Properties foreclosed	1,242,363,837	1,879,172,115	653,154,524	1,055,692,698
Other assets	(216,768,912)	(1,937,683,276)	458,175,198	(1,802,267,378)

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR EACH OF THE SIX-MONTH PERIODS ENDED JUNE 30, 2004 AND 2003

	Baht			
	Consolidated		The Bank	
	2004	2003	2004	2003
Increase (decrease) in operating liabilities				
Deposits	15,666,325,928	26,261,070,179	15,598,473,587	26,144,032,067
Interbank and money market items (liabilities)	1,968,581,161	(796,196,101)	1,878,581,160	(762,196,102)
Liabilities payable on demand	(1,105,987,198)	(41,440,782)	(1,105,987,197)	(41,440,782)
Other liabilities	4,092,456,368	(451,120,082)	4,072,380,583	(409,136,952)
Net Cash Provided by (Used in) Operating Activities	35,091,976,635	(6,866,406,479)	34,966,987,037	(5,503,420,753)
CASH FLOWS FROM INVESTING ACTIVITIES				
Proceeds from disposal of available for sale investments	54,927,112,470	18,887,139,098	54,927,112,470	18,883,582,297
Proceeds from redemption of held to maturity debt instruments	10,867,645,274	35,993,370,961	10,223,963,314	35,523,370,961
Proceeds from disposal of general investments	1,824,529,011	1,471,473,282	1,796,033,766	259,798,209
Purchase of available for sale investments	(49,645,261,349)	(29,380,982,056)	(49,644,761,349)	(29,379,362,055)
Purchase of held to maturity debt instruments	(19,177,303,189)	(19,380,530,738)	(18,472,800,064)	(19,004,677,088)
Purchase of general investments	(1,780,917,476)	(465,707,021)	(1,780,917,476)	(520,101,896)
Purchase of investment in a subsidiary	-	(212,456,000)	-	(212,480,000)
Proceeds from disposal of premises and equipment	176,199	14,340,412	176,199	2,359,187
Purchase of premises and equipment	(928,443,953)	(773,985,187)	(921,970,279)	(762,114,217)
Net Cash Provided by (Used in) Investing Activities	(3,912,463,013)	6,152,662,751	(3,873,163,419)	4,790,375,398
CASH FLOWS FROM FINANCING ACTIVITIES				
Decrease in long-term borrowing	(39,967,145,600)	-	(39,967,145,600)	-
Dividend paid to minority interests	(85,671,917)	(47,336,720)	-	-
Increase in ordinary shares	81,615,540	-	81,615,540	-
Increase in premium on share capital	155,935,506	-	155,935,506	-
Net Cash Used in Financing Activities	(39,815,266,471)	(47,336,720)	(39,729,594,554)	-
Net decrease in cash and cash equivalents	(8,635,752,849)	(761,080,448)	(8,635,770,936)	(713,045,355)
Cash and cash equivalents at beginning of the period (Notes 3.1 and 4)	18,699,183,946	9,764,205,922	18,699,095,513	9,764,122,408
Cash and cash equivalents at end of the period (Notes 3.1 and 4)	10,063,431,097	9,003,125,474	10,063,324,577	9,051,077,053
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION				
Cash paid during the period				
Interest expense	4,939,430,879	7,449,928,368	4,936,734,470	7,434,831,339
Income tax	104,568,197	93,413,785	56,760,586	62,084,780

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

NOTES TO INTERIM FINANCIAL STATEMENTS

FOR EACH OF THE SIX – MONTH PERIODS ENDED JUNE 30, 2004 AND 2003 (AUDITED)

FOR THE YEAR ENDED DECEMBER 31, 2003 (AUDITED)

FOR EACH OF THE THREE – MONTH PERIODS ENDED JUNE 30, 2004 AND 2003 (REVIEWED)

1 GENERAL INFORMATION

KASIKORNBANK PUBLIC COMPANY LIMITED ("the Bank") is a public company registered in the Kingdom of Thailand with its head office located at 1 Soi Kasikornthai, Ratburana Road, Bangkok. The Bank's main business is commercial banking and the Bank conducts its businesses through a network of branches covering all parts of Thailand and some major parts of the world. As of June 30, 2004 and December 31, 2003, the Bank had total staffing of 9,958 and 9,912 persons, respectively.

2 BASIS OF INTERIM FINANCIAL STATEMENT PREPARATION AND PRINCIPLE OF THE CONSOLIDATED FINANCIAL STATEMENTS

2.1 The consolidated and Bank-only financial statements are prepared in accordance with the regulations of the Stock Exchange of Thailand (SET), dated January 22, 2001, regarding the "Preparation and Filing of Financial Statements and Reports Concerning the Financial Status and Results of Business Operations of Listed Companies" (B.E. 2544), and with the Bank of Thailand (BoT) directive dated May 10, 2001, prescribing the forms for balance sheets and the profit and loss accounts for commercial banks; and in conformity with generally accepted accounting principles in Thailand.

The interim financial statements are presented in accordance with the Thai Accounting Standard No.41, regarding the Interim Financial Statements, and have been prepared for providing an update on the financial statements for the year ended December 31, 2003. They focus on new activities, events and circumstances to avoid repetition of information previously reported. Accordingly, these interim financial statements, should be read in conjunction with the financial statements for the year ended December 31, 2003.

As required by Thai law and specific regulatory requirements, the Bank's financial statements have been prepared in the Thai language. They have been translated into English here for the convenience of the reader.

2.2 The Consolidated financial statements consist of KASIKORNBANK PUBLIC COMPANY LIMITED's financial statements and the following subsidiaries' financial statements:

	% Shareholding		
	June 30, 2004	December 31, 2003	June 30, 2003
Phethai Asset Management Co., Ltd. ("Phethai-AMC")	99.99	99.99	99.99
Ploy Asset Management Co., Ltd. ("Ploy-AMC")	99.99	99.99	99.99
Progress Land and Buildings Co., Ltd. ("PLB")	99.99	99.99	99.99
Kasikorn Factoring Co., Ltd. ("KF")	99.99	99.99	99.99
Kasikorn Asset Management Co., Ltd. ("K-ASSET")	71.42	71.42	71.42

Phethai Asset Management Company Limited, a company registered in the Kingdom of Thailand on September 24, 1999, was approved by the BoT on October 13, 1999 to also register as an asset management company under the Ministerial Regulation (B.E. 2541) issued with regard to the provisions of the Asset Management Company Act (B.E. 2541). The Company is located at 252/6 Muang Thai - Phatra Office Tower 1, Floor 14, Ratchadaphisek Road, Huaykwang, Bangkok and was established with the objective of managing substandard assets transferred from the Bank.

Ploy Asset Management Company Limited, a company registered in the Kingdom of Thailand on September 30, 1999, was approved by the BoT on October 13, 1999 to register as an asset management company under the Ministerial Regulation (B.E. 2541) issued with regard to the provisions of the Asset Management Company Act (B.E. 2541). The company is located at 252/6 Muang Thai - Phatra Office Tower 1, Floor 5, Ratchadaphisek Road, Huaykwang, Bangkok and was established with the objective of managing substandard assets purchased or transferred from Phatra Thanakit Public Company Limited under the Memorandum of Understanding (MOU) between the Financial Institution Development Fund (FIDF), the Bank and Phatra Thanakit Public Company Limited dated September 29, 1999. Under this MOU, the management of substandard assets must be completed by December 31, 2004 and the resulting profit or loss is thereafter to be shared among the aforementioned companies and the FIDF, in accordance with the conditions set forth in the MOU.

Progress Land and Buildings Company Limited is a company, which was registered in the Kingdom of Thailand on November 18, 1999 and is located at 400/22 Kasikornbank Building, Floor 16, Phaholyothin Road, Samsennai, Phayathai, Bangkok. The company was established to receive, manage and sell properties that have been foreclosed as well as the premises of Phatra Thanakit Public Company Limited.

Kasikorn Asset Management Company Limited is a company,which was registered in the Kingdom of Thailand on March 18, 1992 and is located at 252/6 Muang Thai - Phatra Office Tower 1, Floor 30 - 32, office No. 252/38 - 41, Ratchadaphisek Road, Huaykwang, Bangkok. The company's main businesses are assets and fund management.

Kasikorn Factoring Company Limited is a company, which was registered in the Kingdom of Thailand on July 9, 1990, and is located at 252 Phatra Insurance Building, Floor 1, Ratchadapisek Road, Huaykwang, Bangkok. The company was established to furnish commercial financial services to businesses and provide service in the area of factoring, finance leases, operating leases and hire purchase. In March 2003, the Bank increased its shareholding in this company from 20.00% to 99.99%. This resulted in the company becoming a subsidiary of the Bank and it is included in the consolidated financial statements in 2003.

Significant inter-company transactions and accounts are eliminated from the consolidated financial statements.

The consolidated financial statements exclude the financial statements of subsidiaries whose financial statements are not material to the Bank. The financial position and results of operations of subsidiaries, which are not included in the consolidated financial statements, are presented as supplementary information in the accompanying Note 7 to these financial statements.

The consolidated and the Bank only financial statements include the accounts of all branches, domestic and outside Thailand, and of the Bank's International Banking Facility. Interoffice transactions have been eliminated.

3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

3.1 Cash and Cash Equivalents

Cash and cash equivalents represent cash in hand and cash items in process of collection.

3.2 Recognition of Interest Income

Interest and discount income on loans are recognized on an accrual basis, except when interest payments are in arrears for more than three months when, regardless of collateral, the cash basis is adopted.

Income from hire-purchase agreements is recognized using the sum-of-the digits method.

In compliance with the BoT regulation, the Bank reverses accrued interest receivable on loans for which repayments are more than 3 months in arrears.

The asset management subsidiaries recognize interest income on investments in receivables and loans on a cash basis.

Lease income of a subsidiary is recognized as follows:

Income under finance lease agreements is recognized on the basis of installment payment due by using the effective yield method, calculated from the balance of the net investment in each installment. When installment payments are in arrears for more than six months, the cash basis is adopted.

Income under operating lease agreements is recognized on the basis of equal monthly installments. When installment payments are in arrears for more than six months, the cash basis is adopted.

3.3 Recognition of Interest Expense

Interest expense is recognized on an accrual basis.

3.4 Investments

Investments in debt instruments and marketable equity securities classified as trading investments are stated at fair value. Unrealized gains or losses arising from their revaluation are reflected in the statement of income.

Investments in debt instruments or marketable equity securities classified as available-for-sale investments are stated at fair value. Unrealized gains or losses arising from their revaluation are shown as a component of shareholders' equity and realized in the statement of income upon disposal.

Investments in debt instruments classified as held-to-maturity investments are stated at their amortized cost, after deduction of any allowance for impairment.

Premiums and discounts are amortized using the effective interest yield method.

Investments in non-marketable equity securities that are not investments in subsidiaries or associated companies are stated at cost, after deduction of allowance for impairment.

Investments in the receivables of Ploy Asset Management Company Limited were stated at cost, after deduction of allowance for impairment. Ploy Assets Management Company Limited accounted for the transfer of financial assets by recording the transfer of investments in receivables, which were restructured, to loan at the fair value on the transfer date. The fair value is determined based on the present value of future cash collections calculated using

discount rates equivalent to the market interest rate, adjusted by a risk premium. The difference between the carrying value and fair value at that date was recognized as gain/loss on the transfer date was recognized as gain/loss on transfer of financial assets in the statement of income.

In the consolidated and the Bank only financial statements, investments in associated companies are accounted for using the equity method, so as to incorporate the Bank's share of profit (loss) and net assets in these companies in the financial statements.

In the Bank only financial statements, investments in subsidiaries are accounted for using the equity method, so as to incorporate the Bank's share of profit (loss) and net assets in these companies in the financial statements.

An impairment review for investments is carried out when there is a factor indicating that an investment might be impaired. Losses on impairment for all classifications of investments are charged to the statement of income.

Interest income from investments is recognized on an accrual basis. Dividends are recognized as income on a cash basis. Gains or losses on sales of securities are recognized in the statement of income upon disposal.

Cost of investments sold is calculated by using the weighted average method.

Investments in marketable equity securities classified as trading investments and available-for-sale investments are stated at fair value based on the latest Stock Exchange of Thailand (SET) bid prices as of the end of the period.

Investments in marketable unit trusts classified as trading investments and available-for-sale investments are stated at fair value based on the net assets value as at the end of the period.

Investments in government securities and state enterprise securities guaranteed by the government, and classified as trading investments or available-for-sale investments, are stated at fair value based on the Thai Bond Dealing Centre Government Bond Yield Curve as of the end of the period. State enterprise securities not guaranteed by the government and private debt instruments are stated at fair value based on bid prices from the Thai Bond Dealing Centre as of the end of the period. If not available, the Government Bond Yield for the same period, adjusted by an appropriate risk premium, is used.

3.5 Loans

Except in case of loans effected through overdraft agreements, loans represent only principal amounts. Unearned discounts received in advance are presented as a reduction in loans.

3.6 Allowance for Doubtful Accounts

Allowance for doubtful accounts is determined through methods based on the BoT's regulations, the Bank's analysis of each loan, and an appraisal of the financial standing of each borrower, taking into consideration the Bank's experience in loan risk and collateral value.

In accordance with the regulations of the BoT, the Bank and its asset management companies categorize their loan portfolios into six categories and set minimum reserves based on these categories (Note 10). The period that a loan is past due is the principal criteria used in classifying a loan. The maximum collateral value used in calculating the required allowance for doubtful accounts is based on the type of collateral and the date of the most recent valuation. Allowance for pass and special mention loans are made for based on the outstanding debt before deduction of collateral value.

Allowance for doubtful accounts is charged as an expense in each accounting period.

Bad debts written off or recovered are recorded as charges or credits, respectively, to the allowance for doubtful accounts.

3.7 Troubled Debt Restructuring

The Bank and asset management subsidiaries record foreclosed assets acquired from troubled debt restructuring at fair value up to the legal claim for the debt, including interest receivable. Where restructuring a loan involves modification of its terms, the present value of the expected future cash collections is calculated by using discount rates equivalent to the market rates of interest at the time of restructuring. The difference between the present value of the future cash flows expected to be received and the outstanding balances of investment in loans is recorded in the revaluation allowance for debt restructuring. This revaluation allowance for debt restructuring is amortized to the statement of income according to the amounts received over the remaining period of the debt-restructuring contracts.

3.8 Normalized Provisioning

The Bank has begun to set aside normalized provisions above the current level of allowance for doubtful accounts to accommodate unforeseen losses. The Bank will set aside normalized provisions up to approximately 0.5 percent of all normal and non-performing loans. Normalized provisioning is gradually accumulated on a quarterly basis starting from the quarter ending June 30, 2002 and will continue until the target has been achieved.

Normalized provisioning is charged as an expense in each accounting period.

3.9 Properties Foreclosed

Properties foreclosed are recorded at the lower of market value or the amount of the legal claim on the related debt, including interest receivable. The market value is estimated by using the latest appraisal value after deduction of estimated disposal expenses and holding cost.

Losses on impairment are charged to the statement of income. Gains or losses on disposal of properties foreclosed are recorded as other income or expenses upon disposal.

3.10 Premises and Equipment and Depreciation

Land is stated at revalued cost. Buildings are stated at revalued cost less accumulated depreciation. The revaluation surplus of land and buildings is shown as a component of shareholders' equity. When surpluses arising from the revaluation of fixed assets are realized, the Bank transfers these directly to retained earnings.

Equipment is stated at cost less accumulated depreciation.

Depreciation on buildings acquired before July 1996 is computed using the declining-balance method at the annual rate of 4 - 5% of cost. Depreciation on buildings acquired after July 1996 is computed using the straight-line method on the acquisition cost at on annual rate of 3.33%.

Depreciation on the revalued incremental cost of buildings is computed using the same method and the same rate as the acquisition cost.

Depreciation on equipment is computed using the straight-line method on the acquisition cost at an annual rate of 12.5 – 20.0%.

Gains or losses on disposal of premises and equipment are recorded as other income or expense upon disposal.

3.11 Income Tax and Deferred Income Tax

Tax expense comprises current tax expense and deferred tax expense.

Current tax expense is the amount of income tax payable in respect of the taxable profit for a period.

Income tax recoverable in future resulting from temporary differences between the carrying amount of an asset or liability and its tax base value is recorded as a deferred tax asset only to the extent of the amount expected to be realized in the future.

All income tax payable in future resulting from temporary differences between the carrying amount of an asset or liability and its tax base is recorded as a deferred tax liability.

3.12 Translation of Foreign Currencies

Assets, liabilities and forward contracts denominated in foreign currencies are translated into Baht at the rates of exchange prevailing on the dates of the transactions. Assets, liabilities and forward contracts denominated in foreign currencies at the end of the period are translated into Baht at the reference rates announced by the BoT on that date.

Exchange gains or losses on translation and on transactions in foreign currencies are included in revenues and expenses for the period.

3.13 Derivatives

Forward Exchange Contracts

For hedging transactions, the difference between the forward rate and the spot rate on the date of entering into a forward exchange contract is amortized to the statement of income over the period of the contract.

Trading transactions are carried at fair value using the Mark-to-Market approach. Gains or losses resulting from changes in fair values are included in revenues and expenses for the period.

Cross Currency Swaps and Interest Rate Swaps

The accounting for these derivative transactions depends on their purpose:

1. Hedging of the Bank's Exposure to Financial Risks

   Derivative contracts are recorded off-balance sheet. Revenues, expenses and gains or losses resulting from changes in the fair values of contracts are recognized in accordance with the standard accounting treatment for revenues, expenses, gains or losses on underlying assets, liabilities or other financial obligations as follows:

   Where gains or losses on the underlying transactions are recorded based on fair value, losses or gains on derivative transactions used as the hedge are recognized based on fair value throughout the corresponding hedging period.

   Where gains or losses on the underlying transactions are recorded on an accrual basis, losses or gains on derivative transactions used as a hedge are also recognized on an accrual basis over the period of the contracts.

2. Trading

   Mark-to-market accounting is applied to trading transactions. Hence, traded derivative transactions are carried at their fair values. Gains or losses resulting from changes in fair values are included in revenues and expenses.

3.14 Staff Retirement Fund

Staff members are entitled to retirement pay upon termination of employment depending upon length of service and other conditions. It is management's policy to contribute an appropriate amount to the Fund each period.

3.15 Provident Fund

The Bank established a provident fund under the Provident Fund Act (B.E. 2530), and registered this Fund with the Ministry of Finance on August 16, 1994.

According to the Fund's Articles, every employee is entitled to apply for membership, and each member must contribute to the Fund at the rate of 3% of their basic salary, while and the Bank contributes an additional 3.0 - 4.5%. Upon termination of employment, employees are entitled to receive this benefit except when terminated "without compensation".

3.16 Goodwill

Goodwill, representing the difference between the fair value of assets of subsidiaries acquired and the cost of investments in subsidiaries at the time of acquisition, is amortized over a period of ten years. Goodwill is presented under other assets in the consolidated financial statements.

3.17 Basic Earnings per Share

Basic earnings per share is computed by dividing net income by the weighted average number of ordinary shares which issue during the period.

There is no diluting effect on earnings per share that might result from an assumed exercise of warrants.

3.18 Use of Accounting Estimates

Preparation of financial statements in conformity with generally accepted accounting principles requires the Bank and its subsidiaries to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities and disclosure of contingent assets and liabilities. Actual results may differ from these estimates.

4 SUPPLEMENTARY INFORMATION

Non-cash items are as follows:

The Bank and its subsidiaries have provided for a revaluation surplus (deficit) on investments and have presented as change in shareholders' equity for each of the six – month periods ended June 30, as follows:

	(Million Baht)	
	Consolidated and The Bank	
	2004	2003
Revaluation surplus (deficit) on investments	(963)	447

For each of the six-month periods ended June 30, 2004 and 2003, the Bank recognized the realized portion of the appraised surplus on asset revaluation amounting to Baht 50 million and Baht 57 million, respectively, by transferring these amounts to retained earnings from appraisal surplus on asset revaluation.

For each of the six-month periods ended June 30, 2004 and 2003, the Bank and its subsidiaries received foreclosed properties arising from debt settlement amounting to Baht 723 million and Baht 1,669 million, respectively on a consolidated basis and Baht 566 million and Baht 1,040 million, respectively for the Bank only.

For each of the six-month periods ended June 30, 2004 and 2003, the Bank transferred sub-quality assets to Thai Assets Management Corporation (TAMC) amounting to Baht 37 million and Baht 60 million, respectively and in return received non-transferable promissory notes from TAMC, which has been included in investments in held-to-maturity debt instruments (Note 7).

5 INTERBANK AND MONEY MARKET ITEMS (ASSETS)

Interbank and money market items (assets) consisted of:

(Million Baht)

	Consolidated					
	June 30, 2004			December 31, 2003		
	At call	Term	Total	At call	Term	Total
1. Domestic						
The BoT and FIDF	3,141	-	3,141	2,611	-	2,611
Commercial banks	361	-	361	434	161	595
Other banks	3	-	3	3	-	3
Finance, securities and credit foncier companies	864	-	864	644	-	644
Total Domestic	4,369	-	4,369	3,692	161	3,853
Less Allowance for doubtful accounts	(590)	-	(590)	(589)	-	(589)
Total	3,779	-	3,779	3,103	161	3,264
2. Foreign						
US Dollar	2,773	86,173	88,946	1,450	100,085	101,535
Japanese Yen	18	-	18	21	-	21
Other currencies	253	-	253	110	1	111
Total Foreign	3,044	86,173	89,217	1,581	100,086	101,667
Less Allowance for doubtful accounts	(7)	-	(7)	(8)	(1)	(9)
Total	3,037	86,173	89,210	1,573	100,085	101,658
Total Domestic and Foreign	6,816	86,173	92,989	4,676	100,246	104,922

(Million Baht)

	The Bank					
	June 30, 2004			December 31, 2003		
	At call	Term	Total	At call	Term	Total
1. Domestic						
The BoT and FIDF	3,141	-	3,141	2,611	-	2,611
Commercial banks	315	-	315	242	75	317
Other banks	3	-	3	3	-	3
Finance, securities and						
credit foncier companies	864	-	864	644	-	644
Total Domestic	4,323	-	4,323	3,500	75	3,575
Less Allowance for doubtful accounts	(590)	-	(590)	(589)	-	(589)
Total	3,733	-	3,733	2,911	75	2,986
2. Foreign						
US Dollar	2,773	86,173	88,946	1,450	100,085	101,535
Japanese Yen	18	-	18	21	-	21
Other currencies	253	-	253	110	1	111
Total Foreign	3,044	86,173	89,217	1,581	100,086	101,667
Less Allowance for doubtful accounts	(7)	-	(7)	(8)	(1)	(9)
Total	3,037	86,173	89,210	1,573	100,085	101,658
Total Domestic and Foreign	6,770	86,173	92,943	4,484	100,160	104,644

6 SECURITIES PURCHASED UNDER RESALE AGREEMENTS

Securities purchased under resale agreements consisted of:

(Million Baht)

	Consolidated and The Bank	
	June 30, 2004	December 31, 2003
Government Bonds and BoT Bonds	3,888	31,710

7 INVESTMENTS

Investments consisted of:

(Million Baht)

	Consolidated			
	June 30, 2004			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
1. Current investments				
1.1 Trading investments				
1.1.1 Government and state enterprises securities	3,734	1	(26)	3,709
1.1.2 Private enterprises debt instruments	-	-	-	-
Total	3,734	1	(26)	3,709
Less Allowance for revaluation	(25)			-
Total	3,709			3,709
1.2 Available-for-sale investments				
1.2.1 Government and state enterprises securities	30,410	233	(254)	30,389
1.2.2 Private enterprises debt instruments	1,097	5	(2)	1,100
1.2.3 Foreign debt instruments	10,850	5	-	10,855
1.2.4 Marketable equity securities - domestic	702	97	(237)	562
1.2.5 Others	100	-	(49)	51
Total	43,159	340	(542)	42,957
Less Allowance for revaluation	(32)			-
Less Allowance for impairment	(170)			-
Total	42,957			42,957
1.3 Held-to-maturity debt instruments				
1.3.1 Government and state enterprises securities	3,642	6	(6)	3,642
1.3.2 Private enterprises debt instruments	50	-	-	50
1.3.3 Foreign debt instruments	981	22	(31)	972
Total	4,673	28	(37)	4,664
Less Allowance for impairment	(31)			-
Total	4,642			4,664
Total Current Investments - net	51,308			51,330

(Million Baht)

	Consolidated June 30, 2004			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
2. Long-term investments				
2.1 Available-for-sale investments				
2.1.1 Government and state enterprises securities	24,155	326	(73)	24,408
2.1.2 Private enterprises debt instruments	2,604	17	(23)	2,598
2.1.3 Foreign debt instruments	15,059	59	(53)	15,065
2.1.4 Marketable equity securities - domestic	258	507	(4)	761
2.1.5 Others	73	-	-	73
Total	42,149	909	(153)	42,905
Add Allowance for revaluation	756			-
Less Allowance for impairment	-			-
Total	42,905			42,905
2.2 Held-to-maturity debt instruments				
2.2.1 Government and state enterprises securities	25,893	607	(464)	26,036
2.2.2 Private enterprises debt instruments	1,079	1	(792)	288
2.2.3 Foreign debt instruments	13,446	9	(144)	13,311
Total	40,418	617	(1,400)	39,635
Less Allowance for impairment	(1,175)			-
Total	39,243			39,635
2.3 General investments				
2.3.1 Non-marketable equity securities -domestic	3,717	-	(1,306)	2,411
2.3.2 Non-marketable equity securities -overseas	419	-	(323)	96
2.3.3 Investments in receivables	4,061	-	(2,066)	1,995
Total	8,197	-	(3,695)	4,502
Less Allowance for impairment	(3,695)			-
Total	4,502			4,502
Total Long-term Investments - net	86,650			87,042

(Million Baht)

	Consolidated			
	December 31, 2003			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
1. Current investments				
1.1 Trading investments				
1.1.1 Government and state enterprises securities	805	1	-	806
1.1.2 Private enterprises debt instruments	369	-	-	369
Total	1,174	1	-	1,175
Add Allowance for revaluation	1			-
Total	1,175			1,175
1.2 Available-for-sale investments				
1.2.1 Government and state enterprises securities	45,061	895	(164)	45,792
1.2.2 Private enterprises debt instruments	1,692	9	(11)	1,690
1.2.3 Foreign debt instruments	5,470	26	(1)	5,495
1.2.4 Marketable equity securities - domestic	556	161	(52)	665
1.2.5 Others	186	11	(45)	152
Total	52,965	1,102	(273)	53,794
Add Allowance for revaluation	923			-
Less Allowance for impairment	(94)			-
Total	53,794			53,794
1.3 Held-to-maturity debt instruments				
1.3.1 Government and state enterprises securities	9,527	30	-	9,557
1.3.2 Private enterprises debt instruments	257	-	-	257
1.3.3 Foreign debt instruments	738	1	-	739
Total	10,522	31	-	10,553
Total Current Investments - net	65,491			65,522

(Million Baht)

	Consolidated			
	December 31, 2003			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
2. Long-term investments				
2.1 Available-for-sale investments				
2.1.1 Government and state enterprises securities	25,096	603	(42)	25,657
2.1.2 Private enterprises debt instruments	2,462	20	(15)	2,467
2.1.3 Foreign debt instruments	9,654	91	(28)	9,717
2.1.4 Marketable equity securities - domestic	322	440	(80)	682
Total	37,534	1,154	(165)	38,523
Add Allowance for revaluation	1,065			-
Less Allowance for impairment	(76)			-
Total	38,523			38,523
2.2 Held-to-maturity debt instruments				
2.2.1 Government and state enterprises securities	22,775	736	(368)	23,143
2.2.2 Private enterprises debt instruments	1,919	1	(948)	972
2.2.3 Foreign debt instruments	2,015	41	(45)	2,011
Total	26,709	778	(1,361)	26,126
Less Allowance for impairment	(1,354)			-
Total	25,355			26,126
2.3 General investments				
2.3.1 Non-marketable equity securities -domestic	3,667	-	(1,264)	2,403
2.3.2 Non-marketable equity securities -overseas	479	-	(365)	114
2.3.3 Investments in receivables	5,618	-	(2,773)	2,845
Total	9,764	-	(4,402)	5,362
Less Allowance for impairment	(4,402)			-
Total	5,362			5,362
Total Long-term Investments - net	69,240			70,011

(Million Baht)

	The Bank			
	June 30, 2004			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
1. Current investments				
1.1 Trading investments				
1.1.1 Government and state enterprises securities	3,734	1	(26)	3,709
1.1.2 Private enterprises debt instruments	-	-	-	-
Total	3,734	1	(26)	3,709
Add Allowance for revaluation	(25)			-
Total	3,709			3,709
1.2 Available-for-sale investments				
1.2.1 Government and state enterprises securities	30,410	233	(254)	30,389
1.2.2 Private enterprises debt instruments	1,097	5	(2)	1,100
1.2.3 Foreign debt instruments	10,850	5	-	10,855
1.2.4 Marketable equity securities - domestic	702	97	(237)	562
1.2.5 Others	100	-	(49)	51
Total	43,159	340	(542)	42,957
Less Allowance for revaluation	(32)			-
Less Allowance for impairment	(170)			-
Total	42,957			42,957
1.3 Held-to-maturity debt instruments				
1.3.1 Government and state enterprises securities	2,873	6	(6)	2,873
1.3.2 Private enterprises debt instruments	50	-	-	50
1.3.3 Foreign debt instruments	981	22	(31)	972
Total	3,904	28	(37)	3,895
Less Allowance for impairment	(31)			-
Total	3,873			3,895
Total Current Investments - net	50,539			50,561

(Million Baht)

	The Bank June 30, 2004			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
2. Long-term investments				
2.1 Available-for-sale investments				
2.1.1 Government and state enterprises securities	24,155	326	(73)	24,408
2.1.2 Private enterprises debt instruments	2,604	17	(23)	2,598
2.1.3 Foreign debt instruments	15,059	59	(53)	15,065
2.1.4 Marketable equity securities - domestic	238	499	-	737
2.1.5 Others	73	-	-	73
Total	42,129	901	(149)	42,881
Add Allowance for revaluation	752			-
Less Allowance for impairment	-			-
Total	42,881			42,881
2.2 Held-to-maturity debt instruments				
2.2.1 Government and state enterprises securities	25,821	604	(463)	25,962
2.2.2 Private enterprises debt instruments	1,079	1	(792)	288
2.2.3 Foreign debt instruments	13,446	9	(144)	13,311
Total	40,346	614	(1,399)	39,561
Less Allowance for impairment	(1,175)			-
Total	39,171			39,561
2.3 General investments				
2.3.1 Non-marketable equity securities -domestic	3,457	-	(1,196)	2,261
2.3.2 Non-marketable equity securities -overseas	419	-	(323)	96
Total	3,876	-	(1,519)	2,357
Less Allowance for impairment	(1,519)			-
Total	2,357			2,357
Total Long-term Investments - net	84,409			84,799

(Million Baht)

	The Bank			
	December 31, 2003			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
1. Current investments				
1.1 Trading investments				
1.1.1 Government and state enterprises securities	805	1	-	806
1.1.2 Private enterprises debt instruments	369	-	-	369
Total	1,174	1	-	1,175
Add Allowance for revaluation	1			-
Total	1,175			1,175
1.2 Available-for-sale investments				
1.2.1 Government and state enterprises securities	45,061	895	(164)	45,792
1.2.2 Private enterprises debt instruments	1,692	9	(11)	1,690
1.2.3 Foreign debt instruments	5,470	26	(1)	5,495
1.2.4 Marketable equity securities - domestic	556	161	(52)	665
1.2.5 Others	186	11	(45)	152
Total	52,965	1,102	(273)	53,794
Add Allowance for revaluation	923			-
Less Allowance for impairment	(94)			-
Total	53,794			53,794
1.3 Held-to-maturity debt instruments				
1.3.1 Government and state enterprises securities	9,042	30	-	9,072
1.3.2 Private enterprises debt instruments	257	-	-	257
1.3.3 Foreign debt instruments	738	1	-	739
Total	10,037	31	-	10,068
Total Current Investments - net	65,006			65,037

(Million Baht)

	The Bank			
	December 31, 2003			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
2. Long-term investments				
2.1 Available-for-sale investments				
2.1.1 Government and state enterprises securities	25,096	603	(42)	25,657
2.1.2 Private enterprises debt instruments	2,462	20	(15)	2,467
2.1.3 Foreign debt instruments	9,654	91	(28)	9,717
2.1.4 Marketable equity securities - domestic	302	427	(78)	651
Total	37,514	1,141	(163)	38,492
Add Allowance for revaluation	1,054			-
Less Allowance for impairment	(76)			-
Total	38,492			38,492
2.2 Held-to-maturity debt instruments				
2.2.1 Government and state enterprises securities	22,594	732	(369)	22,957
2.2.2 Private enterprises debt instruments	1,804	1	(926)	879
2.2.3 Foreign debt instruments	2,015	41	(45)	2,011
Total	26,413	774	(1,340)	25,847
Less Allowance for impairment	(1,332)			-
Total	25,081			25,847
2.3 General investments				
2.3.1 Non-marketable equity securities -domestic	3,466	-	(1,196)	2,270
2.3.2 Non-marketable equity securities -overseas	419	-	(323)	96
Total	3,885	-	(1,519)	2,366
Less Allowance for impairment	(1,519)			-
Total	2,366			2,366
Total Long-term Investments - net	65,939			66,705

As of June 30, 2004 and December 31, 2003, investments in held-to-maturity debt instruments, which are government or state enterprises securities, included promissory notes from TAMC of Baht 7,303 million and Baht 7,315 million, respectively, and the right to receive promissory notes from TAMC of Baht 65 million and Baht 95 million, respectively.

Gain (loss) on investments presented in the statement of income consisted of:

(Million Baht)

	Consolidated		The Bank	
	For Each of the Three-Month Periods Ended June 30,		For Each of the Three-Month Periods Ended June 30,	
	2004	2003	2004	2003
Gain on disposal of investments				
Held for trading investments	7	60	7	60
Available-for-sale investments	175	818	175	817
General investments	2	4	2	4
Investments in receivables	2	108	-	-
Total	186	990	184	881
Loss on disposal of investments				
Held for trading investments	(47)	(19)	(47)	(19)
Available-for-sale investments	(137)	(52)	(137)	(51)
General investments	-	(3)	-	(3)
Total	(184)	(74)	(184)	(73)
(Loss) gain from revaluation	(51)	34	(51)	34
(Loss) reversal on impairment	(178)	846	(128)	639
Total (Loss) gain on Investments	(227)	1,796	(179)	1,481

(Million Baht)

	Consolidated For Each of the Six-Month Periods Ended June 30,		The Bank For Each of the Six-Month Periods Ended June 30,	
	2004	2003	2004	2003
Gain on disposal of investments				
Held for trading investments	50	123	50	123
Available-for-sale investments	851	1,855	851	1,854
Held-to-maturity debt instruments	2	-	2	-
General investments	5	4	5	4
Investments in receivables	12	108	-	-
Total	920	2,090	908	1,981
Loss on disposal of investments				
Held for trading investments	(47)	(34)	(47)	(34)
Available-for-sale investments	(153)	(478)	(153)	(477)
General investments	-	(3)	-	(3)
Total	(200)	(515)	(200)	(514)
(Loss) gain from revaluation	(49)	15	(49)	15
(Loss) reversal on impairment	(20)	546	6	430
Total Gain on Investments	651	2,136	665	1,912

Revaluation surplus on investments consisted of:

(Million Baht)

	Consolidated		The Bank	
	June 30, 2004	December 31, 2003	June 30, 2004	December 31, 2003
Revaluation surplus on investments				
Debt instruments	240	1,384	240	1,384
Equity securities	483	605	480	593
Share of revaluation surplus in subsidiaries and associated companies using the equity method	-	-	3	12
Less Deferred tax liabilities	(373)	(676)	(373)	(676)
Total	350	1,313	350	1,313

A maturity analysis for debt instruments resulted in the following:

(Million Baht)

	Consolidated							
	June 30, 2004				December 31, 2003			
	Maturity				Maturity			
	1 year	Over 1 year to 5 years	Over 5 years	Total	1 year	Over 1 year to 5 years	Over 5 years	Total
1. Available-for-sale investments								
1.1 Government and state enterprise securities	19,373	28,819	6,373	54,565	29,628	36,452	4,077	70,157
1.2 Private enterprise debt instruments	658	3,043	-	3,701	919	3,235	-	4,154
1.3 Foreign debt instruments	10,850	12,228	2,831	25,909	5,470	8,422	1,232	15,124
Total	30,881	44,090	9,204	84,175	36,017	48,109	5,309	89,435
Add(Less) Allowance for revaluation	54	356	(170)	240	261	1,121	1	1,383
Total	30,935	44,446	9,034	84,415	36,278	49,230	5,310	90,818
2. Held-to-maturity debt instruments								
2.1 Government and state enterprise securities	3,642	18,123	7,770	29,535	9,527	15,365	7,410	32,302
2.2 Private enterprise debt instruments	50	296	783	1,129	257	226	1,693	2,176
2.3 Foreign debt instruments	981	13,446	-	14,427	738	2,015	-	2,753
Total	4,673	31,865	8,553	45,091	10,522	17,606	9,103	37,231
Less Allowance for impairment	(31)	(4)	(1,171)	(1,206)	-	(46)	(1,308)	(1,354)
Total	4,642	31,861	7,382	43,885	10,522	17,560	7,795	35,877
Total Debt Instruments	35,577	76,307	16,416	128,300	46,800	66,790	13,105	126,695

(Million Baht)

	The Bank							
	June 30, 2004				December 31, 2003			
	Maturity				Maturity			
	1 year	Over 1 year to 5 years	Over 5 years	Total	1 year	Over 1 year to 5 years	Over 5 years	Total
1. Available-for-sale investments								
1.1 Government and state enterprise securities	19,373	28,819	6,373	54,565	29,628	36,452	4,077	70,157
1.2 Private enterprise debt instruments	658	3,043	-	3,701	919	3,235	-	4,154
1.3 Foreign debt instruments	10,850	12,228	2,831	25,909	5,470	8,422	1,232	15,124
Total	30,881	44,090	9,204	84,175	36,017	48,109	5,309	89,435
Add(Less)Allowance for revaluation	54	356	(170)	240	261	1,121	1	1,383
Total	30,935	44,446	9,034	84,415	36,278	49,230	5,310	90,818
2. Held-to-maturity debt instruments								
2.1 Government and state enterprise securities	2,873	18,051	7,770	28,694	9,042	15,184	7,410	31,636
2.2 Private enterprise debt instruments	50	296	783	1,129	257	226	1,578	2,061
2.3 Foreign debt instruments	981	13,446	-	14,427	738	2,015	-	2,753
Total	3,904	31,793	8,553	44,250	10,037	17,425	8,988	36,450
Less Allowance for impairment	(31)	(4)	(1,171)	(1,206)	-	(46)	(1,286)	(1,332)
Total	3,873	31,789	7,382	43,044	10,037	17,379	7,702	35,118
Total Debt Instruments	34,808	76,235	16,416	127,459	46,315	66,609	13,012	125,936

Investments held by the Bank and its subsidiaries in financial institutions that were closed on December 8, 1997, or investments in listed companies which meet SET's criteria for delisting, and are in default on debt instruments, or companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting are as follows:

(Million Baht)

	Consolidated				
	June 30, 2004				
	Cost Value / Book Value		Fair Value		
	Equity Securities	Debt Instruments	Equity Securities	Debt Instruments	Allowance for Impairment
1. Closed financial institutions	1	131	-	-	(132)
2. Listed companies which meet SET's criteria for delisting, and are in default on debt instruments	121	200	19	-	(305)
3. Companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting	1,057	452	17	-	(1,494)
Total	1,179	783	36	-	(1,931)

(Million Baht)

	Consolidated				
	December 31, 2003				
	Cost Value / Book Value		Fair Value		
	Equity Securities	Debt Instruments	Equity Securities	Debt Instruments	Allowance for Impairment
1. Closed financial institutions	1	131	-	-	(132)
2. Listed companies which meet SET's criteria for delisting, and are in default on debt instruments	296	204	361	-	(255)
3. Companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting	1,108	568	43	93	(1,540)
Total	1,405	903	404	93	(1,927)

(Million Baht)

	The Bank				
	June 30, 2004				
	Cost Value / Book Value		Fair Value		
	Equity Securities	Debt Instruments	Equity Securities	Debt Instruments	Allowance for Impairment
1. Closed financial institutions	1	131	-	-	(132)
2. Listed companies which meet SET's criteria for delisting, and are in default on debt instruments	121	200	19	-	(305)
3. Companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting	1,052	452	9	-	(1,494)
Total	1,174	783	28	-	(1,931)

(Million Baht)

	The Bank				
	December 31, 2003				
	Cost Value / Book Value		Fair Value		
	Equity Securities	Debt Instruments	Equity Securities	Debt Instruments	Allowance for Impairment
1. Closed financial institutions	1	131	-	-	(132)
2. Listed companies which meet SET's criteria for delisting, and are in default on debt instruments	296	204	361	-	(255)
3. Companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting	1,108	452	43	-	(1,517)
Total	1,405	787	404	-	(1,904)

ıvestments in ordinary shares of subsidiaries and associated companies were as follows:

(Million Baht)

				Consolidated				The Bank			
				Investments				Investments			
	Type of Business	% Shareholding		Cost method		Equity method		Cost method		Equity method	
		June 30, 2004	December 31, 2003	June 30, 2004	December 31, 2003	June 30, 2004	December 31, 2003	June 30, 2004	December 31, 2003	June 30, 2004	December 31, 2003
hethai Asset Management Co., Ltd.	Asset Management	99.99%	99.99%	-	-	-	-	5,998	5,998	4,010	3,723
loy Asset Management Co., Ltd.	Asset Management	99.99%	99.99%	-	-	-	-	5,000	5,000	2,941	3,305
:asikorn Research Center Co., Ltd.	Service	99.99%	99.99%	3	3	20	22	3	3	20	22
rogress Land and Buildings Co., Ltd.	Property Development	99.99%	99.99%	-	-	-	-	1,700	1,700	1,374	1,360
:anpai Co., Ltd.	Service	99.99%	99.99%	21	21	42	60	21	21	42	60
rogress Plus Co., Ltd.	Service	99.99%	99.99%	4	4	27	22	4	4	27	22
:asikorn Factoring Co., Ltd.	Lending	99.99%	99.99%	-	-	-	-	237	237	293	258
rogress Facilities Management Co., Ltd.	Service	99.99%	99.99%	5	5	14	13	5	5	14	13
rogress Management Co., Ltd.	Service	99.99%	99.99%	6	6	11	10	6	6	11	10
rogress Storage Co., Ltd.	Service	99.98%	99.98%	3	3	14	10	3	3	14	10
rogress Services Co., Ltd.	Service	99.97%	99.97%	2	2	21	16	2	2	21	16
rogress Appraisal Co., Ltd.	Service	99.84%	99.84%	5	5	25	67	5	5	25	67

(Million Baht)

	Type of Business	% Shareholding		Consolidated Investments				The Bank Investments			
				Cost method		Equity method		Cost method		Equity method	
		June 30, 2004	December 31, 2003	June 30, 2004	December 31, 2003	June 30, 2004	December 31, 2003	June 30, 2004	December 31, 2003	June 30, 2004	December 31, 2003
ikorn Asset	Mutual Fund										
Management Co., Ltd.	Management	71.42%	71.42%	-	-	-	-	683	683	522	649
gress Software Co., Ltd.	Service	60.00%	60.00%	6	6	18	33	6	6	18	33
i Administration Services											
Co., Ltd.	Service	51.00%	51.00%	13	13	17	21	13	13	17	21
cessing Center Co., Ltd.	Service	30.00%	30.00%	3	3	154	144	3	3	154	144
. Associate Co., Ltd.	Trading	28.23%	28.23%	1	1	1	1	1	1	1	1
al Capital Partners Co., Ltd.	Venture Capital	27.50%	27.50%	2	2	3	3	2	2	3	3
gress Information Co., Ltd.	Service	20.00%	20.00%	14	14	4	4	14	14	4	4
Grand Hotel Co., Ltd.	Hotel	20.00%	20.00%	355	355	176	184	355	355	176	184
. Industries Co., Ltd.	Industry	20.00%	20.00%	11	11	11	11	11	11	11	11
Total				454	454	558	621	14,072	14,072	9,698	9,916
s Allowance for impairment				(383)	(261)	(217)	(98)	(3,335)	(3,212)	(217)	(98)
nvestments in subsidiaries and associated companies - net				71	193	341	523	10,737	10,860	9,481	9,818

The recording of investments in subsidiaries and associated companies using the equity method in the financial statements is based on financial information obtained from audited or reviewed financial statements.

Investments held by the Bank and its subsidiaries, that comprised more than 10% of those companies' shares and not investments in subsidiaries and associated companies, classified by industry were as follows:

(Million Baht)

	Consolidated		The Bank	
	June 30, 2004	December 31, 2003	June 30, 2004	December 31, 2003
Manufacturing and commerce	277	285	277	285
Property development and construction	1,213	1,274	1,213	1,274
Infrastructure and services	6	6	1	1
Others	408	420	408	420
Total	1,904	1,985	1,899	1,980

The financial position and results of operations of the Bank's subsidiaries in the consolidated financial statements based on the audited financial statements are set out below:

Phethai Asset Management Company Limited

Condensed Balance Sheets

(Audited)

	Million Baht	
	June 30, 2004	December 31, 2003
ASSETS		
Cash and deposits at financial institutions	59	112
Investments in receivables – net	7,254	8,746
Loans, receivables and accrued interest receivables – net	5,627	6,355
Properties foreclosed – net	461	365
Equipment – net	19	20
Assets to be transferred - net	216	-
Other assets – net	146	31
Total Assets	13,782	15,629
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Borrowings from financial institutions	9,715	11,850
Other liabilities	57	56
Shareholders' Equity	4,010	3,723
Total Liabilities and Shareholders' Equity	13,782	15,629

Phethai Asset Management Company Limited

Condensed Statements of Income

	Million Baht			
	For Each of the Three -Month Periods Ended June 30,		For Each of the Six-Month Periods Ended June 30,	
	2004	2003	2004	2003
	(Unaudited) (Reviewed)		(Audited)	
Interest and dividend income	129	114	319	394
Interest expense	26	61	54	132
Net income from interest and dividend	103	53	265	262
Bad debt and doubtful accounts (reversal)	45	318	(108)	318
Loss on debt restructuring	286	123	454	198
Net expense from interest and dividend after bad debt and doubtful accounts and loss on debt restructuring	(228)	(388)	(81)	(254)
Non-interest income	241	1,897	534	1,869
Non-interest expense	39	99	166	225
Net (loss) profit	(26)	1,410	287	1,390
Basic (loss) earnings per share (Baht)	(0.04)	2.35	0.48	2.32

Phethai Asset Management Company Limited

Statements of Cash Flows

For Each of the Six-Month Periods Ended June 30, 2004 and 2003

(Audited)

	Million Baht	
	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Net profit	287	1,390
Add (less) Adjustments to reconcile net profit to net cash from operating activities		
Gain on transfer of financial assets	(495)	(1,643)
Loss on impairment of investments in receivables (reversal)	18	(6)
Loss on debt restructuring	454	198
Interest income from amortization of revaluation allowance for debt restructuring	(192)	(254)
(Reversal) bad debt and doubtful account	(108)	318
Depreciation	3	2
Loss on impairment of properties foreclosed	25	7
Loss on impairment of assets to be transferred	38	-
Reversal of loss on impairment of other assets	(36)	(65)
Decrease in accrued interest payables	(4)	(9)
Decrease in accrued expenses	(4)	(111)
Net loss from operations before changes in operating assets and liabilities	(14)	(173)
Decrease in operating assets		
Investments in receivables	119	1,258
Loans and receivables	1,912	244
Properties foreclosed	46	167
Other assets	11	55
Increase (decrease) in operating liabilities		
Other liabilities	9	(23)
Net Cash Provided by Operating Activities	2,083	1,528
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of equipment	(1)	(3)
Net Cash Used in Investing Activities	(1)	(3)

Phethai Asset Management Company Limited

Statements of Cash Flows (Continued)

For Each of the Six-Month Periods Ended June 30, 2004 and 2003

(Audited)

	Million Baht	
	2004	2003
CASH FLOWS FROM FINANCING ACTIVITIES		
Cash paid for repayment of borrowings from financial institutions	(2,135)	(1,660)
Net Cash (Used in) provided by Financing Activities	(2,135)	(1,660)
Net decrease in cash and cash equivalents	(53)	(135)
Cash and cash equivalents at the beginning of the period	112	317
Cash and cash equivalents at the end of the period	59	182
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION		
Cash paid during the period		
Interest expense	58	141

Ploy Asset Management Company Limited

Condensed Balance Sheets

(Audited)

	Million Baht	
	June 30, 2004	December 31, 2003
ASSETS		
Cash and deposits at financial institutions	45	84
Long-term investments – net	167	266
Investments in receivables – net	1,995	2,845
Loans receivables and accrued interest receivables – net	4,716	5,510
Properties foreclosed – net	2,661	2,595
Leasehold improvement and equipment – net	2	3
Other assets – net	103	34
Total Assets	9,689	11,337
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Borrowings from financial institutions	6,735	8,005
Other liabilities	13	27
Shareholders' Equity	2,941	3,305
Total Liabilities and Shareholders' Equity	9,689	11,337

Ploy Asset Management Company Limited

Condensed Statements of Income

	Million Baht			
	For Each of the Three –Month Periods Ended June 30,		For Each of the Six-Month Periods Ended June 30,	
	2004	2003	2004	2003
	(Unaudited) (Reviewed)		(Audited)	
Interest and dividend income	203	199	455	501
Interest expense	17	41	36	92
Net income from interest and dividend	186	158	419	409
(Reversal) bad debt and doubtful accounts	(527)	629	(533)	629
Loss on debt restructuring	259	13	807	157
Net income (expense) from interest and dividend after less bad debt and doubtful accounts and loss on debt restructuring	454	(484)	145	(377)
Non-interest income	(492)	3,130	(436)	3,220
Non-interest expense	40	20	66	81
Net (loss) profit	(78)	2,626	(357)	2,762
Basic (loss) earnings per share (Baht)	(0.16)	5.25	(0.71)	5.52

Ploy Asset Management Company Limited

Statements of Cash Flows

For Each of the Six-Month Periods Ended June 30, 2004 and 2003

(Audited)

	Million Baht	
	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Net (loss) profit	(357)	2,762
Add (less) Adjustments to reconcile net profit (loss) to net cash from operating activities		
Gain from investments in securities	(23)	(34)
Loss (gain) on transfer of financial assets	436	(2,950)
Loss on impairment of investments in receivables (reversal)	50	(81)
(Reversal) bad debt and doubtful accounts	(533)	629
Loss on debt restructuring	807	157
Interest income from amortization of revaluation allowance for debt restructuring	(330)	(339)
Depreciation	1	1
Gain on disposal of equipment	-	(1)
Loss on impairment of properties foreclosed(reversal)	25	(3)
Loss on impairment of other assets (reversal)	2	(3)
Decrease in accrued interest payables	(1)	(3)
Decrease in accrued expenses	(4)	(21)
Net profit from operations before changes in operating assets and liabilities	73	114
(Increase) decrease in operating assets		
Investments in receivables	5	1,103
Loans and receivables	1,028	(211)
Properties foreclosed	12	609
Prepaid income tax	10	(5)
Other assets	(4)	(128)
Increase (decrease) in operating liabilities		
Deffered income	(6)	4
Other liabilities	(2)	14
Net Cash Provided by Operating Activities	1,116	1,500

Ploy Asset Management Company Limited

Statements of Cash Flows (Continued)

For Each of the Six-Month Periods Ended June 30, 2004 and 2003

(Audited)

	Million Baht	
	2003	2002
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from disposal of long-term investments	116	3
Proceeds from disposal of equipment	-	1
Purchases of long-term investment	(1)	-
Net Cash Provided by Investing Activities	115	4
CASH FLOWS FROM FINANCING ACTIVITIES		
Cash paid for repayment of borrowing from financial institutions	(1,270)	(1,560)
Net Cash Used in Financing Activities	(1,270)	(1,560)
Net decrease in cash and cash equivalents	(39)	(56)
Cash and cash equivalents at the beginning of the period	84	153
Cash and cash equivalents at the end of the period	45	97
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION		
Cash paid during the period		
Interest expense	37	95
Income tax	1	5

Progress Land and Buildings Company Limited

Condensed Balance Sheets

	Million Baht	
	June 30, 2004 (Unaudited) (Reviewed)	December 31, 2003 (Audited)
ASSETS		
Cash and deposits at financial institutions	58	23
Investments – net	400	300
Other current assets	6	7
Properties foreclosed – net	565	692
Premises and equipment – net	353	359
Total Assets	1,382	1,381
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities	8	23
Shareholders' equity	1,374	1,358
Total Liabilities and Shareholders' Equity	1,382	1,381

Progress Land and Buildings Company Limited

Condensed Statements of Income

(Unaudited)

(Reviewed)

	Million Baht			
	For Each of the Three –Month Periods Ended June 30,		For Each of the Six–Month Periods Ended June 30,	
	2004	2003	2004	2003
Revenues	10	9	18	18
Expense	11	11	(1)	17
Net profit (loss)	(1)	(2)	19	1
Earnings (loss) per share (Baht)	(0.03)	(0.05)	0.96	0.03

Kasikorn Factoring Company Limited

Condensed Balance Sheets

	Million Baht	
	June 30, 2004	December 31, 2003
	(Unaudited)	(Audited)
	(Reviewed)	
ASSETS		
Current Assets		
Cash and deposits at financial institutions	25	39
Factoring receivables – net	2,324	1,836
Current portion of finance lease receivables – net	117	146
Current portion of installation receivables – net	9	6
Other current assets	12	9
Non-Current Assets		
Factoring receivables due over one year	4	4
Finance lease receivables – net	121	119
Installment receivables – net	29	32
Deferred tax assets	31	29
Other non-current assets	17	6
Total Assets	2,689	2,226
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Short-term loans from financial institutions	1,390	1,090
Accounts payables	3	1
Factoring payables	519	404
Current portion of long-term loan	200	100
Long term loan - net	200	300
Other liabilities	95	84
Shareholders' Equity	282	247
Total Liabilities and Shareholders' Equity	2,689	2,226

Kasikorn Factoring Company Limited

Condensed Statements of Income

(Unaudited)

(Reviewed)

	Million Baht			
	For Each of the Three-Month Periods Ended June 30,		For Each of the Six-Month Periods Ended June 30,	
	2004	2003	2004	2003
Revenues	61	53	115	103
Expense	42	38	80	75
Net profit	19	15	35	28
Earnings per share (Baht)	11.96	9.16	22.02	17.35

Kasikorn Asset Management Company Limited

Condensed Balance Sheets

(Audited)

	Million Baht	
	June 30, 2004	December 31, 2003
ASSETS		
Cash and cash equivalents	252	295
Investments – net	264	374
Fee receivables	85	73
Properties foreclosed – net	2	2
Premises and equipment – net	171	176
Other assets	378	406
Total Assets	1,152	1,326
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities	114	95
Shareholders' Equity	1,038	1,231
Total Liabilities and Shareholders' Equity	1,152	1,326

Kasikorn Asset Management Company Limited

Condensed Statements of Income

	Million Baht			
	For Each of the Three –Month Periods Ended June 30,		For Each of the Six–Month Periods Ended June 30,	
	2004	2003	2004	2003
	(Unaudited) (Reviewed)		(Audited)	
Revenues	187	104	387	204
Expense	133	93	280	166
Net profit	54	11	107	38
Earnings per share (Baht)	1.98	0.40	3.92	1.42

The summary of financial position and results of operations of its subsidiaries, which are not included in the consolidated financial statements, are as follows:

(Million Baht)

	Balance Sheets					
	June 30, 2004			December 31,2003		
	(Unaudited) (Reviewed)			(Audited)		
	Total Assets	Total Liabilities	Shareholders' Equity	Total Assets	Total Liabilities	Shareholders' Equity
Kasikorn Research Center Co., Ltd.	21	1	20	24	4	20
Kanpai Co., Ltd.	80	37	43	105	44	61
Progress Plus Co., Ltd.	75	48	27	54	36	18
Progress Facilities Management Co., Ltd.	18	4	14	20	7	13
Progress Services Co., Ltd.	23	2	21	23	6	17
Progress Management Co., Ltd.	14	3	11	17	8	9
Progress Storage Co., Ltd.	16	2	14	13	3	10
Progress Appraisal Co., Ltd.	39	14	25	88	21	67
Progress Software Co., Ltd.	41	9	32	71	15	56
Thai Administration Services Co., Ltd.	98	65	33	112	70	42
	425	185	240	527	214	313

(Million Baht except for Earnings (Loss) per Share)

Statements of Income

For Each of the Three-Month Periods Ended June 30,

(Unaudited)

(Reviewed)

	2004				2003			
	Revenue	Expenses	Net (loss) Profit	Earnings (loss) per Share(Baht)	Revenue	Expenses	Net Profit	Earnings per Share(Baht)
Kasikorn Research Center Co., Ltd.	13	10	3	29.28	14	12	2	17.87
Kanpai Co., Ltd.	39	34	5	22.03	41	35	6	33.46
Progress Plus Co., Ltd.	93	88	5	20.50	80	75	5	19.21
Progress Facilities Management Co., Ltd.	14	13	1	21.76	14	13	1	28.24
Progress Services Co., Ltd.	35	33	2	100.81	32	29	3	143.96
Progress Management Co., Ltd.	9	8	1	9.30	8	7	1	5.17
Progress Storage Co., Ltd.	6	4	2	66.29	5	3	2	59.16
Progress Appraisal Co., Ltd.	37	35	2	484.75	29	24	5	1,039.08
Progress Software Co., Ltd.	19	24	(5)	(46.14)	27	14	13	118.28
Thai Administration Services Co., Ltd.	23	20	3	0.30	21	16	5	0.59
	288	269	19		271	228	43	

(Million Baht except for Earnings (Loss) per Share)

Statements of Income

For Each of the Six-Month Periods Ended June 30,

(Unaudited)

(Reviewed)

	2004				2003			
	Revenue	Expenses	Net Profit	Earnings per Share(Baht)	Revenue	Expenses	Net Profit	Earnings per Share(Baht)
Kasikorn Research Center Co., Ltd.	24	24	-	0.15	27	24	3	32.43
Kanpai Co., Ltd.	78	68	10	48.19	76	68	8	41.37
Progress Plus Co., Ltd.	202	193	9	38.12	156	148	8	33.00
Progress Facilities Management Co., Ltd.	28	26	2	31.98	27	24	3	63.35
Progress Services Co., Ltd.	70	65	5	244.92	65	59	6	298.84
Progress Management Co., Ltd.	17	15	2	28.02	15	14	1	10.38
Progress Storage Co., Ltd.	12	8	4	142.58	9	6	3	108.22
Progress Appraisal Co., Ltd.	75	66	9	1,791.70	52	43	9	1,862.87
Progress Software Co., Ltd.	43	42	1	7.54	49	38	11	112.72
Thai Administration Services Co., Ltd.	46	40	6	0.63	42	29	13	1.26
	595	547	48		518	453	65	

8 LOANS AND ACCRUED INTEREST RECEIVABLES

Loans and accrued interest receivables consisted of:

1. Classified by Type of Loans

(Million Baht)

	Consolidated		The Bank	
	June 30, 2004	December 31, 2003	June 30, 2004	December 31, 2003
Overdrafts	130,839	142,022	121,424	124,024
Loans	258,661	236,523	241,037	224,433
Bills	161,121	149,970	173,416	163,758
Others	21,442	19,403	18,699	17,875
Total	572,063	547,918	554,576	530,090
Add Accrued interest receivables	2,972	2,971	1,533	1,485
	575,035	550,889	556,109	531,575
Less Allowance for doubtful accounts	(52,730)	(59,268)	(37,988)	(42,996)
Less Revaluation allowance for debt restructuring	(8,148)	(6,666)	(5,557)	(4,721)
Less Normalized provisioning	(2,000)	(1,600)	(2,000)	(1,600)
Total	512,157	483,355	510,564	482,258

2. Classified by Maturity of Contracts

(Million Baht)

	Consolidated		The Bank	
	June 30, 2004	December 31, 2003	June 30, 2004	December 31, 2003
Within 1 year	372,064	359,150	375,657	363,400
Over 1 year	202,971	191,739	180,452	168,175
Total	575,035	550,889	556,109	531,575

3. Classified by Currencies and Residency of Borrowers

(Million Baht)

	Consolidated					
	June 30, 2004			December 31, 2003		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Baht	546,022	12	546,034	529,593	12	529,605
US Dollars	24,838	1,799	26,637	16,945	1,958	18,903
Other currencies	2,312	52	2,364	2,317	64	2,381
Total	573,172	1,863	575,035	548,855	2,034	550,889

(Million Baht)

	The Bank					
	June 30, 2004			December 31, 2003		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Baht	527,096	12	527,108	510,279	12	510,291
US Dollars	24,838	1,799	26,637	16,945	1,958	18,903
Other currencies	2,312	52	2,364	2,317	64	2,381
Total	554,246	1,863	556,109	529,541	2,034	531,575

4. Classified by Type of Business and Account Status

(Million Baht)

	Consolidated					
	June 30, 2004					
	Pass	Special Mention	Sub-Standard	Doubtful	Doubtful of Loss	Total
Agricultural and mining	14,801	217	106	164	2,351	17,639
Manufacturing and commerce	294,019	3,746	2,047	3,163	37,690	340,665
Property development and construction	29,698	1,143	291	494	10,697	42,323
Infrastructure and services	51,799	875	383	824	7,207	61,088
Housing loans	47,441	832	771	883	10,412	60,339
Others	47,118	566	286	250	2,827	51,047
	484,876	7,379	3,884	5,778	71,184	573,101
Kasikorn Factoring Co., Ltd.						2,100
Unearned discounts received in advance						(166)
Total						575,035

(Million Baht)

	Consolidated					
	December 31, 2003					
	Pass	Special Mention	Sub-Standard	Doubtful	Doubtful of Loss	Total
Agricultural and mining	15,100	727	130	171	2,971	19,099
Manufacturing and commerce	267,235	6,902	1,598	3,417	44,237	323,389
Property development and construction	25,416	1,495	278	754	12,661	40,604
Infrastructure and services	50,550	1,971	378	1,325	8,409	62,633
Housing loans	43,757	2,210	722	1,016	11,760	59,465
Others	40,378	496	209	173	2,870	44,126
	442,436	13,801	3,315	6,856	82,908	549,316
Kasikorn Factoring Co., Ltd.						1,752
Unearned discounts received in advance						(179)
Total						550,889

(Million Baht)

	The Bank					
	June 30, 2004					
	Pass	Special Mention	Sub-Standard	Doubtful	Doubtful of Loss	Total
Agricultural and mining	14,798	209	106	164	1,914	17,191
Manufacturing and commerce	289,206	3,263	2,047	3,163	25,727	323,406
Property development and construction	26,469	682	291	494	7,386	35,322
Infrastructure and services	49,921	792	383	824	5,175	57,095
Housing loans	46,972	721	771	883	7,438	56,785
Others	64,172	384	286	250	1,384	66,476
	491,538	6,051	3,884	5,778	49,024	556,275
Unearned discounts received in advance						(166)
Total						556,109

(Million Baht)

	The Bank					
	December 31, 2003					
	Pass	Special Mention	Sub-Standard	Doubtful	Doubtful of Loss	Total
Agricultural and mining	15,081	721	130	171	2,541	18,644
Manufacturing and commerces	261,136	6,273	1,598	3,417	30,240	302,664
Property development and construction	23,303	1,169	278	754	8,634	34,138
Infrastructure and services	48,160	1,558	378	1,325	6,212	57,633
Housing loans	43,163	2,056	722	1,016	8,598	55,555
Others	60,617	459	209	173	1,662	63,120
	451,460	12,236	3,315	6,856	57,887	531,754
Unearned discounts received in advance						(179)
Total						531,575

5. Classified by Account Status

(Million Baht)

	Consolidated			
	June 30, 2004			
	Loans and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value	% Used for Calculating The Allowance	Allowance for Doubtful Accounts
Pass	484,876	170,422	1	4,849
Special Mention	7,379	1,546	2	148
Sub-Standard	3,884	859	20	172
Doubtful	5,778	1,641	50	821
Doubtful of Loss	71,184	30,499	100	30,499
Allowance established in excess of BOT regulations	-	-		16,163
	573,101	204,967		52,652
Kasikorn Factoring Co., Ltd.	2,100	2,024		78
Unearned discounts received in advance	(166)	(166)		-
Total	575,035	206,825		52,730

(Million Baht)

	Consolidated			
	December 31, 2003			
	Loans and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value	% Used for Calculating The Allowance	Allowance for Doubtful Accounts
Pass	442,436	152,758	1	4,424
Special Mention	13,801	2,214	2	276
Sub-Standard	3,315	650	20	130
Doubtful	6,856	1,856	50	928
Doubtful of Loss	82,908	34,891	100	34,891
Allowance established in excess of BOT regulations	-	-		18,545
	549,316	192,369		59,194
Kasikorn Factoring Co., Ltd.	1,752	1,698		74
Unearned discounts received in advance	(179)	(179)		-
Total	550,889	193,888		59,268

(Million Baht)

	The Bank			
	June 30, 2004			
	Loans and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value	% Used for Calculating The Allowance	Allowance for Doubtful Accounts
Pass	491,538	182,903	1	4,916
Special Mention	6,051	1,336	2	121
Sub-Standard	3,884	858	20	172
Doubtful	5,778	1,641	50	821
Doubtful of Loss	49,024	20,446	100	20,446
Allowance established in excess of BOT regulations	-	-		11,512
	556,275	207,184		37,988
Unearned discounts received in advance	(166)	(166)		
Total	556,109	207,018		

(Million Baht)

	The Bank			
	December 31, 2003			
	Loans and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value	% Used for Calculating The Allowance	Allowance for Doubtful Accounts
Pass	451,460	167,041	1	4,515
Special Mention	12,236	1,900	2	245
Sub-Standard	3,315	650	20	130
Doubtful	6,856	1,856	50	928
Doubtful of Loss	57,887	23,563	100	23,563
Allowance established in				
Excess of BOT regulations	-	-		13,615
	531,754	195,010		42,996
Unearned discounts received				
in advance	(179)	(179)		
Total	531,575	194,831		

Non-performing loans (NPL)

According to the BoT's directive dated January 16, 2003, effective for financial statements ended December 31, 2002, non-performing loans (NPL) was redefined as sub-quality loans, being outstanding loans of sub-standard, doubtful and loss loan accounts in accordance with the BoT's guidelines. This included fully-provisioned loans which had previously been written-off.

As of June 30, 2004 and December 31, 2003, non-performing loans (including financial institutions) based on the above directive can be summarized as follows:

(Million Baht)

	June 30, 2004			
	The Bank	Phethai - AMC (Original principal)	Ploy - AMC	The Bank and AMC
Non-performing loans	58,957	19,904	1,344	80,205
Total loans used for NPL ratio calculation [1]	556,397	24,883	8,450	571,785
Percentage of total loans	10.60	79.99	15.90	14.03

(Million Baht)

	December 31, 2003			
		Phethai - AMC		The Bank and
	The Bank	(Original principal)	Ploy - AMC	AMC
Non-performing loans	68,316	22,610	1,393	92,319
Total loans used for NPL ratio calculation [1]	531,903	28,908	8,307	547,979
Percentage of total loans	12.84	78.21	16.77	16.85

[1] Total loans used for NPL ratio calculation are loans to general customers as presented in the balance sheet and loans to financial institutions as included in interbank and money market items.

Non-accrual loans (including financial institutions) were as follows:

(Million Baht)

	June 30, 2004				
		Phethai – AMC		Kasikorn	The Bank and
	The Bank	(Original principals)	Ploy – AMC	Factoring	Subsidiaries
Non-accrual loans	95,467	24,883	8,450	60	128,860
Total loans used for ratio calculation	556,397	24,883	8,450	2,100	573,885
Percentage of total loans	17.16	100.00	100.00	2.86	22.45

(Million Baht)

	December 31, 2003				
		Phethai – AMC		Kasikorn	The Bank and
	The Bank	(Original principals)	Ploy – AMC	Factoring	Subsidiaries
Non-accrual loans	112,532	28,908	8,307	61	149,808
Total loans used for ratio calculation	531,903	28,908	8,307	1,752	549,731
Percentage of total loans	21.16	100.00	100.00	3.48	27.25

Loans to listed companies that meet SET's criteria for delisting were as follows:

(Million Baht)

	Consolidated					
	June 30, 2004			December 31, 2003		
	Loans and Accrued Interest Receivables	Collateral Value	Allowance for Doubtful Accounts	Loans and Accrued Interest Receivables	Collateral Value	Allowance for Doubtful Accounts
Listed companies which meet SET's criteria for delisting	1,856	528	413	1,784	478	413

(Million Baht)

	The Bank					
	June 30, 2004			December 31, 2003		
	Loans and Accrued Interest Receivables	Collateral Value	Allowance for Doubtful Accounts	Loans and Accrued Interest Receivables	Collateral Value	Allowance for Doubtful Accounts
Listed companies meet SET's criteria for delisting	1,491	528	48	1,454	469	92

The outstanding balances of loans to the Bank's wholly owned subsidiaries were as follows:

(Million Baht)

	June 30, 2004			
	Type of loans	Maturity	Interest rate	Amount
Phethai Asset Management Co., Ltd.	Bills	3 Months	3-Month Fixed Deposit	9,715
Ploy Asset Management Co., Ltd.	Bills	3 Months	3-Month Fixed Deposit	6,735
Kasikorn Factoring Co., Ltd.	Bills	1-6 Months	Money Market Rate + Spread 1% at least	1,095
	Loans	3 Years	Fixed Rate	400

(Million Baht)

	December 31, 2003			
	Type of loans	Maturity	Interest rate	Amount
Phethai Asset Management Co., Ltd.	Bills	3 Months	3-Month Fixed Deposit	11,850
Ploy Asset Management Co., Ltd.	Bills	3 Months	3-Month Fixed Deposit	8,005
Kasikorn Factoring Co., Ltd.	Bills	1-6 Months	Money Market Rate + Spread 1% at least	885
	Loans	3 Years	Fixed Rate	400

Transferring of Sub-Standard Quality Assets to Thai Assets Management Corporation (TAMC)

In accordance with the Emergency Decree on the Thai Assets Management Corporation B.E. 2544, on October 12, 2001, the Bank signed an Asset Transfer Agreement with TAMC to transfer eligible sub-standard quality assets outstanding as of December 31, 2000 to TAMC. All rights and duties associated with each transferred sub-standard quality asset were transferred to TAMC at a price determined by the appraised value of the underlying collateral assets, provided that the price did not exceed the book value of credits extended, less existing provisions outstanding, as required by law on the transfer date. TAMC has 180 days from the date of each transfer to examine any transferred assets. TAMC will then quote the transfer price within seven days after the end of the examination period. After confirming the price, TAMC will issue non-transferable 10-year callable promissory notes guaranteed by FIDF. The notes bear interest equal to the weighted average of the deposit rates of five major banks, and are paid at the end of each year by means of a non-transferable, extendable1-year promissory note, guaranteed by FIDF. The rights to these notes and the received notes are included in investments in held-to-maturity debt instruments.

In accordance with the Emergency Decree and the Asset Transfer Agreement, TAMC and the Bank will share jointly the profits and responsibility for any losses on transferred assets, which are payable on the fifth and the tenth anniversaries of the transfers, starting from July 1, 2001. In the case of losses, the Bank will first be responsible for any loss, not exceeding 20% of the transfer price. The second portion of losses, again not exceeding 20% of the transfer price, will be equally shared by TAMC and the Bank. Any remaining loss would then be absorbed by TAMC. In addition, expenses of TAMC are included in the calculation the gain or loss sharing. In the case of profit, the first portion of profits up to 20% of transfer price is to be shared equally by TAMC and the Bank. Should there be any profit over and above this, the Bank is entitled to the remainder up to the gross book value of the assets, less the transfer price and the Bank's share in the first portion of the profits.

For each of the six-month periods ended June 30, 2004 and 2003, the Bank transferred to TAMC sub-quality assets relating to 3 borrowers and 9 borrowers with a gross book value (as of their transfer dates) of Baht 43 million and Baht 110 million, respectively (up to June 30, 2004 totaling Baht 14,554 million). The estimated total transfer price was Baht 37 million and Baht 60 million (up to June 30, 2004 totaling Baht 10,146 million). As of June 30, 2004, the Bank received promissory notes from TAMC of Baht 10,081 million and TAMC is examining the remaining assets of Baht 65 million and will confirm the transfer price in order to issue notes to the Bank within the aforementioned timeframe.

9 TROUBLED DEBT RESTRUCTURING

For each of the six-month periods ended June 30, 2004 and 2003 the Bank and its subsidiaries (Phethai - AMC and Ploy - AMC) engaged in debt restructuring contracts as follows:

(Million Baht)

	Consolidated				The Bank			
	2004		2003		2004		2003	
	Cases	Total Outstanding Debt Before Restructuring	Cases	Total Outstanding Debt Before Restructuring	Cases	Total Outstanding Debt Before Restructuring	Cases	Total Outstanding Debt Before Restructuring
Debt restructuring contracts that incurred losses	2,729	18,579	3,159	23,321	2,250	9,585	2,798	18,400
Debt restructuring contracts that incurred no losses	7,910	17,560	9,318	23,036	7,411	14,843	8,680	19,704
Total	10,639	36,139	12,477	46,357	9,661	24,428	11,478	38,104

Losses on debt restructuring for each of the six-month periods ended June 30, 2004 and 2003 as follows:

(Million Baht)

	Consolidated June 30, 2004					
		The Outstanding Debt		Transferred Assets		
Types of Restructuring	Cases	Before Restructuring	After Restructuring	Types	Fair Value	Loss on Debt Restructuring
Transfers of assets	2,096	7,290	-	Cash, land, premises and investments	4,658	2,632
Changes of repayment conditions	464	8,763	8,468	-	-	1,060
Debt restructuring in various forms	169	2,526	2,099	Cash, land, premises and investments	280	1,310
Total	2,729	18,579	10,567		4,938	5,002

(Million Baht)

Consolidated

June 30, 2003

Types of Restructuring	Cases	The Outstanding Debt Before Restructuring	After Restructuring	Transferred Assets Types	Fair Value	Loss on Debt Restructuring
Transfers of assets	2,642	12,163	-	Cash, land, premises and investments	7,854	4,309
Changes of repayment conditions	366	9,176	8,497	-	-	2,119
Debt restructuring in various forms	151	1,982	911	Cash, land, premises and investments	1,069	368
Total	3,159	23,321	9,408		8,923	6,796

(Million Baht)

The Bank

June 30, 2004

Types of Restructuring	Cases	The Outstanding Debt Before Restructuring	After Restructuring	Transferred Assets Types	Fair Value	Loss on Debt Restructuring
Transfers of assets	1,956	6,213	-	Cash, land, premises and investments	3,980	2,233
Changes of repayment conditions	139	1,120	1,073	-	-	242
Debt restructuring in various forms	155	2,252	1,888	Cash, land, premises and investments	261	1,266
Total	2,250	9,585	2,961		4,241	3,741

(Million Baht)

The Bank

June 30, 2003

Types of Restructuring	Cases	The Outstanding Debt Before Restructuring	 After Restructuring	Transferred Assets Types	 Fair Value	Loss on Debt Restructuring
Transfers of assets	2,544	11,567	-	Cash, land, premises and investments	7,329	4,238
Changes of repayment conditions	113	5,057	4,670	-	-	1,572
Debt restructuring in various forms	141	1,776	719	Cash, land, premises and investments	926	353
Total	2,798	18,400	5,389		8,255	6,163

The Bank and its subsidiaries measure expected recoverable amounts of restructured loans by changing repayment conditions using the present value of future cash flows discounted by the market rate.

The terms of debt restructuring agreements with debts which were restructured by changing the repayment conditions and restructured in various other ways and resulted in losses on debt restructuring during the six-month periods ended June 30, 2004 and 2003 are as follows:

(Million Baht)

Consolidated

	2004				2003			
		The Outstanding Debt				The Outstanding Debt		
Terms of debt restructuring agreements	Cases	Before Restructuring	After Restructuring	End of Period	Cases	Before Restructuring	After Restructuring	End of Period
Less than 5 years	367	4,576	4,069	3,657	344	4,580	3,579	2,533
5 to 10 years	35	1,796	1,769	1,699	47	2,053	1,343	1,250
Over 10 years	231	4,917	4,729	4,111	126	4,525	4,486	4,359
Total	633	11,289	10,567	9,467	517	11,158	9,408	8,142

(Million Baht)

	The Bank							
	2004				2003			
		The Outstanding Debt				The Outstanding Debt		
Terms of debt		Before	After	End of		Before	After	End of
restructuring agreements	Cases	Restructuring	Restructuring	Period	Cases	Restructuring	Restructuring	Period
Less than 5 years	282	3,127	2,718	2,517	231	2,165	1,399	800
5 to 10 years	6	232	232	232	11	1,089	411	408
Over 10 years	6	13	11	11	12	3,579	3,579	3,566
Total	294	3,372	2,961	2,760	254	6,833	5,389	4,774

The Bank and its subsidiaries recognized interest income from debt restructuring contracts as follows:

(Million Baht)

	Consolidated			
	For Each of the Three-Month Periods Ended June 30,		For Each of the Six-Month Periods Ended June 30,	
	2004	2003	2004	2003
Debt restructuring contracts that incurred losses	455	909	1,126	1,295

(Million Baht)

	The Bank			
	For Each of the Three-Month Periods Ended June 30,		For Each of the Six-Month Periods Ended June 30,	
	2004	2003	2004	2003
Debt restructuring contracts that incurred losses	210	379	548	672

As of June 30, 2004 and December 31, 2003, the Bank had commitments to extend additional loans to these borrowers as follows:

(Million Baht)

	Consolidated and The Bank	
	June 30, 2004	December 31, 2003
Debt restructuring contracts that incurred losses	76	117

As of June 30, 2004 and December 31, 2003, the Bank and its subsidiaries had outstanding balances on debtors which were restructured during the period/year as follows:

(Million Baht)

	Consolidated		The Bank	
	June 30, 2004	December 31, 2003	June 30, 2004	December 31, 2003
Debt restructuring contracts that incurred losses	9,467	15,126	2,760	8,361
Debt restructuring contracts that incurred no losses	13,445	22,702	11,142	21,237
Total	22,912	37,828	13,902	29,598

As of June 30, 2004 and December 31, 2003, the Bank and its subsidiaries had outstanding balances relating to all restructuring debtors which had been performing in accordance with debt restructuring agreements as follows:

(Million Baht)

	Consolidated		The Bank	
	June 30, 2004	December 31, 2003	June 30, 2004	December 31, 2003
Debt restructuring contracts that incurred losses	25,999	28,354	18,326	20,940
Debt restructuring contracts that incurred no losses	51,543	57,298	46,576	50,941
Total	77,542	85,652	64,902	71,881

10 ALLOWANCE FOR DOUBTFUL ACCOUNTS

The movements in the allowance for doubtful accounts during the period/year were as follows:

(Million Baht)

Consolidated

June 30, 2004

	Pass	Special Mention	Sub-Standard	Doubtful	Doubtful of Loss	Allowances Established in Excess of BoT Regulations	Total
Balance at beginning of the period	4,424	276	130	928	34,891	18,545	59,194
Transferred from investments in receivables	-	-	-	-	757	-	757
Doubtful accounts (reversal)	425	(128)	42	(107)	(2,059)	(2,382)	(4,209)
Bad debts recovered	-	-	-	-	881	-	881
Bad debts written off	-	-	-	-	(4,054)	-	(4,054)
Allowance for loans transferred to TAMC	-	-	-	-	1	-	1
Others	-	-	-	-	82	-	82
Balance at ended of the period	4,849	148	172	821	30,499	16,163	52,652
Kasikorn Factoring Co., Ltd							78
Balance at ended of the period							52,730

(Million Baht)

Consolidated

December 31, 2003

	Pass	Special Mention	Sub-Standard	Doubtful	Doubtful of Loss	Allowances Established in Excess of BoT Regulations	Total
Balance at beginning of the year	3,722	248	255	1,994	43,983	26,748	76,950
Transferred from investments in receivables	39	8	-	-	575	44	666
Doubtful accounts (reversal)	663	20	(125)	(1,066)	(4,030)	(8,247)	(12,785)
Bad debts recovered	-	-	-	-	1,795	-	1,795
Bad debts written off	-	-	-	-	(8,259)	-	(8,259)
Allowance for loans transferred to TAMC	-	-	-	-	(60)	-	(60)
Others	-	-	-	-	887	-	887
Balance at ended of the year	4,424	276	130	928	34,891	18,545	59,194
Kasikorn Factoring Co., Ltd							74
Balance at ended of the year							59,268

(Million Baht)

The Bank

June 30, 2004

	Pass	Special Mention	Sub-Standard	Doubtful	Doubtful of Loss	Allowances Established in Excess of BoT Regulations	Total
Balance at beginning of the period	4,515	245	130	928	23,563	13,615	42,996
Doubtful accounts (reversal)	401	(124)	42	(107)	(1,208)	(2,103)	(3,099)
Bad debt recovered	-	-	-	-	881	-	881
Bad debt written off	-	-	-	-	(2,694)	-	(2,694)
Allowance for loans transferred to TAMC	-	-	-	-	1	-	1
Others	-	-	-	-	(97)	-	(97)
Balance at ended of the period	4,916	121	172	821	20,446	11,512	37,988

(Million Baht)

	The Bank						
	December 31, 2003						
	Pass	Special Mention	Sub-Standard	Doubtful	Doubtful of Loss	Allowances Established in Excess of BoT Regulations	Total
Balance at beginning of the year	3,950	229	255	1,994	28,606	19,886	54,920
Doubtful accounts (reversal)	565	16	(125)	(1,066)	(3,679)	(6,271)	(10,560)
Bad debt recovered	-	-	-	-	1,795	-	1,795
Bad debt written off	-	-	-	-	(3,039)	-	(3,039)
Allowance for loans transferred to TAMC	-	-	-	-	(60)	-	(60)
Others	-	-	-	-	(60)	-	(60)
Balance at ended of the year	4,515	245	130	928	23,563	13,615	42,996

11 REVALUATION ALLOWANCE FOR DEBT RESTRUCTURING

The movements in the revaluation allowance for debt restructuring during the period/year were as follows:

(Million Baht)

	Consolidated		The Bank	
	June 30, 2004	December 31, 2003	June 30, 2004	December 31, 2003
Balance at beginning of the period/year	6,666	2,755	4,721	2,647
Addition	1,543	5,130	973	2,825
Change of classification	600	887	-	-
Amortization	(661)	(2,106)	(137)	(751)
Balance at end of the period/year	8,148	6,666	5,557	4,721

12 NORMALIZED PROVISIONING

The movements in the normalized provisioning during the period/year were as follows:

(Million Baht)

	Consolidated and The Bank	
	June 30, 2004	December 31, 2003
Balance at beginning of the period/year	1,600	800
Addition	400	800
Balance at end of the period/year	2,000	1,600

13 PROPERTIES FORECLOSED

Properties foreclosed consisted of:

(Million Baht)

	Consolidated			
	June 30, 2004			
Type of Foreclosed Properties	Beginning Balance	Addition	Disposal	Ending Balance
1. Assets acquired from debt repayment				
1.1 Immovable assets	17,075	2,146	(1,022)	18,199
1.2 Movable assets	28	-	-	28
Total	17,103	2,146	(1,022)	18,227
2. Others	1,169	1	(211)	959
Total Foreclosed Properties	18,272	2,147	(1,233)	19,186
Less Allowances for impairment	(3,755)	(152)	296	(3,611)
Total Foreclosed Properties – net	14,517	1,995	(937)	15,575

(Million Baht)

	Consolidated			
	December 31, 2003			
Type of Foreclosed Properties	Beginning Balance	Addition	Disposal	Ending Balance
1. Assets acquired from debt repayment				
1.1 Immovable assets	18,063	4,364	(5,352)	17,075
1.2 Movable assets	26	2	-	28
Total	18,089	4,366	(5,352)	17,103
2. Others	1,442	90	(363)	1,169
Total Foreclosed Properties	19,531	4,456	(5,715)	18,272
Less Allowances for impairment	(4,444)	(472)	1,161	(3,755)
Total Foreclosed Properties – net	15,087	3,984	(4,554)	14,517

(Million Baht)

	The Bank			
	June 30, 2004			
Type of Foreclosed Properties	Beginning Balance	Addition	Disposal	Ending Balance
1. Assets acquired from debt repayment				
1.1 Immovable assets	13,891	1,849	(932)	14,808
1.2 Movable assets	28	-	-	28
Total	13,919	1,849	(932)	14,836
2. Others	283	-	(5)	278
Total Foreclosed Properties	14,202	1,849	(937)	15,114
Less Allowances for impairment	(3,342)	(125)	214	(3,253)
Total Foreclosed Properties - net	10,860	1,724	(723)	11,861

(Million Baht)

	The Bank			
	December 31, 2003			
Type of Foreclosed Properties	Beginning Balance	Addition	Disposal	Ending Balance
1. Assets acquired from debt repayment				
1.1 Immovable assets	14,701	2,895	(3,705)	13,891
1.2 Movable assets	26	2	-	28
Total	14,727	2,897	(3,705)	13,919
2. Others	376	90	(183)	283
Total Foreclosed Properties	15,103	2,987	(3,888)	14,202
Less Allowances for impairment	(4,034)	(446)	1,138	(3,342)
Total Foreclosed Properties - net	11,069	2,541	(2,750)	10,860

14 CLASSIFIED ASSETS

Assets of the Bank and its subsidiaries classified as investments, loans and accrued interest receivable (including financial institutions), properties foreclosed and other assets were categorized by quality in compliance with the BoT regulations, taking into account analyses of each loan and appraisal of the financial standing of each borrower, as follows:

(Million Baht)

	Consolidated June 30, 2004				
	Investments	Loans and Accrued Interest Receivables	Properties Foreclosed	Other Assets	Total
Pass	-	487,817	-	-	487,817
Special Mention	-	7,379	-	-	7,379
Sub-Standard	-	3,884	-	-	3,884
Doubtful	-	5,805	-	-	5,805
Doubtful of Loss	5,824	71,805	1,549	1,183	80,361
Total	5,824	576,690	1,549	1,183	585,246

(Million Baht)

	Consolidated December 31, 2003				
	Investments	Loans and Accrued Interest Receivables	Properties Foreclosed	Other Assets	Total
Pass	-	445,174	-	21	445,195
Special Mention	-	13,800	-	-	13,800
Sub-Standard	-	3,315	-	-	3,315
Doubtful	-	6,883	-	-	6,883
Doubtful of Loss	5,645	83,529	1,582	1,420	92,176
Total	5,645	552,701	1,582	1,441	561,369

(Million Baht)

	The Bank June 30, 2004				
	Investments	Loans and Accrued Interest Receivables	Properties Foreclosed	Other Assets	Total
Pass	-	492,439	-	-	492,439
Special Mention	-	6,051	-	-	6,051
Sub-Standard	-	3,884	-	-	3,884
Doubtful	-	5,778	-	-	5,778
Doubtful of Loss	3,660	49,612	1,307	1,098	55,677
Total	3,660	557,764	1,307	1,098	563,829

(Million Baht)

	The Bank December 31, 2003				
	Investments	Loans and Accrued Interest Receivables	Properties Foreclosed	Other Assets	Total
Pass	-	452,506	-	-	452,506
Special Mention	-	12,236	-	-	12,236
Sub-Standard	-	3,315	-	-	3,315
Doubtful	-	6,856	-	-	6,856
Doubtful of Loss	3,661	58,474	1,360	1,339	64,834
Total	3,661	533,387	1,360	1,339	539,747

5 **PREMISES AND EQUIPMENT**

Changes in premises and equipment for the six-month period ended June 30, 2004 are summarized as follows:

(Million Baht)

Consolidated

June 30, 2004

	Change of Cost						Change of Accumulated Depreciation					Change of Allowance for Impairment			Book Value	
	Beginning Balance	Purchase	Transfer in	Disposal	Transfer out	Ending Balance	Beginning Balance	Depreciation	Disposal	Transfer out	Ending Balance	Beginning Balance	Increase	Ending Balance	Beginning Balance	Ending Balance
and																
Cost	2,936	-	7	-	-	2,943	-	-	-	-	-	479	4	483	2,457	2,460
Revalued cost in 2000	5,957	-	-	-	-	5,957	-	-	-	-	-	-	-	-	5,957	5,957
uilding																
Cost	9,303	-	4	-	(6)	9,301	3,074	132	-	-	3,206	334	-	334	5,895	5,761
Revalued cost																
- in 2000	4,877	-	-	-	-	4,877	1,937	71	-	-	2,008	-	-	-	2,940	2,869
- in 2002	10	-	-	-	-	10	5	-	-	-	5	-	-	-	5	5
quipment	14,597	2	564	(16)	(27)	15,120	10,707	524	(16)	(27)	11,188	-	-	-	3,890	3,932
thers	1,161	926	-	(2)	(663)	1,422	48	4	(2)	-	50	-	-	-	1,113	1,372
Total	38,841	928	575	(18)	(696)	39,630	15,771	731	(18)	(27)	16,457	813	4	817	22,257	22,356

epreciation presented in the statement of income of the Bank and its subsidiaries for each of the six-month periods ended June 30, 2004 and 2003 amounted to Baht 731 million and Baht 735 illion, respectively (including depreciation on building revaluation of Baht 71 million and Baht 75 million, respectively). As of June 30, 2004 and December 31, 2003, premises and uipment with an original cost of Baht 7,397 million and Baht 7,005 million, respectively, were fully depreciated but still in use.

(Million Baht)

The Bank

June 30, 2004

	Change of Cost						Change of Accumulated Depreciation					Change of Allowance for Impairment			Book Value	
	Beginning Balance	Purchase	Transfer in	Disposal	Transfer out	Ending Balance	Beginning Balance	Depreciation	Disposal	Transfer out	Ending Balance	Beginning Balance	Increase	Ending Balance	Beginning Balance	Ending Balance
and																
Cost	2,842	-	7	-	-	2,849	-	-	-	-	-	461	4	465	2,381	2,384
Revalued cost in 2000	5,957	-	-	-	-	5,957	-	-	-	-	-	-	-	-	5,957	5,957
uilding																
Cost	8,660	-	4	-	(6)	8,658	2,961	122	-	-	3,083	240	-	240	5,459	5,335
Revalued cost																
- in 2000	4,877	-	-	-	-	4,877	1,937	71	-	-	2,008	-	-	-	2,940	2,869
- in 2002	10	-	-	-	-	10	5	-	-	-	5	-	-	-	5	5
quipment	14,534	1	563	(16)	(27)	15,055	10,673	519	(16)	(27)	11,149	-	-	-	3,861	3,906
thers	1,094	921	-	-	(663)	1,352	-	-	-	-	-	-	-	-	1,094	1,352
Total	37,974	922	574	(16)	(696)	38,758	15,576	712	(16)	(27)	16,245	701	4	705	21,697	21,808

epreciation presented in the statement of income of the Bank for each of the six-month periods ended June 30, 2004 and 2003 amounted to Baht 712 million and Baht 717 million, spectively (including depreciation on building revaluation of Baht 71 million and Baht 75 million, respectively). As of June 30, 2004 and December 31, 2003, premises and equipment with original cost of Baht 7,338 million and Baht 6,964 million, respectively, were fully depreciated but still in use.

16 DEFERRED TAX ASSETS AND DEFERRED TAX LIABILITIES

Deferred tax assets consisted of:

(Million Baht)

	Consolidated	
	June 30, 2004	December 31, 2003
Allowance for impairment of investments	13	13
Allowance for impairment of buildings	1	1
Allowance for doubtful accounts	24	22
Adjustment from operating leases to financial leases	7	7
Total	45	43

Deferred tax liabilities consisted of:

(Million Baht)

	Consolidated and The Bank	
	June 30, 2004	December 31, 2003
Appraisal surplus	2,650	2,671
Revaluation surplus on investments	373	676
Total	3,023	3,347

17 DEPOSITS

Deposits were classified as follows:

1. Classified by Type of Deposits

(Million Baht)

	Consolidated		The Bank	
	June 30, 2004	December 31, 2003	June 30, 2004	December 31, 2003
Current	37,352	36,048	37,501	36,292
Savings	364,599	339,873	364,659	339,905
Term				
- Less than 6 months	234,402	238,488	234,402	238,488
- 6 months and less than 1 year	5,360	5,679	5,360	5,679
- 1 year and over 1 year	58,899	64,858	58,899	64,858
Total	700,612	684,946	700,821	685,222

2. Classified by Maturity of Contracts

(Million Baht)

	Consolidated		The Bank	
	June 30, 2004	December 31, 2003	June 30, 2004	December 31, 2003
Within 1 year	694,936	676,843	695,145	677,119
Over 1 year	5,676	8,103	5,676	8,103
Total	700,612	684,946	700,821	685,222

3. Classified by Currencies and Residency of Depositors

(Million Baht)

	Consolidated					
	June 30, 2004			December 31, 2003		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Baht	681,683	15,117	696,800	668,878	13,507	682,385
US Dollars	3,075	263	3,338	1,766	295	2,061
Other currencies	390	84	474	423	77	500
Total	685,148	15,464	700,612	671,067	13,879	684,946

(Million Baht)

	The Bank					
	June 30, 2004			December 31, 2003		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Baht	681,892	15,117	697,009	669,154	13,507	682,661
US Dollars	3,075	263	3,338	1,766	295	2,061
Other currencies	390	84	474	423	77	500
Total	685,357	15,464	700,821	671,343	13,879	685,222

18 INTERBANK AND MONEY MARKET ITEMS (LIABILITIES)

Interbank and money market items (liabilities) consisted of:

(Million Baht)

	Consolidated					
	June 30, 2004			December 31, 2003		
	At call	Term	Total	At call	Term	Total
1. Domestic						
The BoT and FIDF	-	1,185	1,185	-	68	68
Commercial banks	1,067	-	1,067	369	205	574
Other banks	339	-	339	201	-	201
Finance, securities and credit foncier companies	3,155	106	3,261	3,535	81	3,616
Other financial institutions	682	1,844	2,526	617	1,036	1,653
Total Domestic	5,243	3,135	8,378	4,722	1,390	6,112
2. Foreign						
US Dollars	72	19	91	446	3	449
Yen	66	-	66	31	-	31
Other currencies	534	-	534	509	-	509
Total Foreign	672	19	691	986	3	989
Total Domestic and Foreign	5,915	3,154	9,069	5,708	1,393	7,101

(Million Baht)

	The Bank					
	June 30, 2004			December 31, 2003		
	At call	Term	Total	At call	Term	Total
1. Domestic						
The BoT and FIDF	-	1,185	1,185	-	68	68
Commercial banks	772	-	772	369	-	369
Other banks	339	-	339	201	-	201
Finance, securities and						
credit foncier companies	3,155	106	3,261	3,535	81	3,616
Other financial institutions	682	1,844	2,526	617	1,036	1,653
Total Domestic	4,948	3,135	8,083	4,722	1,185	5,907
2. Foreign						
US Dollars	72	19	91	446	3	449
Yen	66	-	66	31	-	31
Other currencies	534	-	534	509	-	509
Total Foreign	672	19	691	986	3	989
Total Domestic and Foreign	5,620	3,154	8,774	5,708	1,188	6,896

19 LONG-TERM BORROWINGS

Long-term borrowings consisted of:

(Million Baht)

	Consolidated and The Bank					
	June 30, 2004			December 31, 2003		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Subordinated Debentures (Note 20)	-	8,138	8,138	-	7,874	7,874
Subordinated Debentures cum						
Preferred Shares (Note 21)	-	-	-	19,967	-	19,967
Subordinated Debentures of the						
Thai Farmers Bank Plc. No.2						
(Note 21)	-	-	-	20,000	-	20,000
Subordinated Debentures of the						
KASIKORNBANK Plc. No.3						
(Note 21)	12,000	-	12,000	12,000	-	12,000
Total	12,000	8,138	20,138	51,967	7,874	59,841

20 SUBORDINATED DEBENTURES AND WARRANTS

The Board of Directors in its meeting on July 25, 1996 approved the issuance of US$ 200 million of unsecured subordinated debentures, having a face value of US$ 100,000 each, with a twenty-year maturity offered at a price of US$ 98,997 each on August 21, 1996 carrying a 8.25 percent coupon rate payable semi-annually.

In addition, the second issuance of warrants of 100 million units having a six-year maturity, were offered to existing shareholders in the ratio of eight ordinary shares for each warrant, at a price of Baht 25 each totaling Baht 2,500 million. Each warrant can be exercised quarterly over their maturity for a Baht 10 par value ordinary share at a price of Baht 200 each. The subscription period was during September 4-12, 1996. On August 20, 1999, the exercise price was adjusted to Baht 131.832 and the exercise ratio of ordinary shares was 1.51708 per each warrant. The last exercise date was September 16, 2002 and expired warrants amounting to Baht 2,520 million have been presented in the financial statements as premium on expired warrants.

A resolution was passed by the Extraordinary Meeting of Shareholders held on August 11, 1999 authorizing (i) the issuance and offering for sale of 50,000,000 units of warrants for ordinary shares of the Bank to the Bank's employees, except for directors, under a three-year scheme and (ii) allocating 50,000,000 new ordinary shares from the increase of the authorized share capital, with a par value of Baht 10 each, to support the exercise of the warrants for ordinary shares of the Bank to be issued and offered for sale to Bank employees, except for directors, under the above scheme.

Warrants issued to Bank employees (except directors) consisted of:

Details of Warrants	Phase 1	Phase 2	Phase 3
1. Offering date	August 1-31, 2000	December 7-28, 2001	December 2-30, 2002
2. Maturity	five-year and four-month	five-year and one-day	five-year
3. Offering price	zero Baht	zero Baht	zero Baht
4. Right to exercise	1 warrant : 1 ordinary share	1 warrant : 1 ordinary share	1 warrant : 1 ordinary share
5. Exercise price	30 Baht	30 Baht	27.82 Baht
6. Exercise date (every last business day)	June and December	June and December	March , June , September and December
7. Term of exercise period	Dec. 28, 2001 - Dec. 30, 2005	Dec. 30, 2002 – Dec. 29, 2006	Dec. 30, 2003 – Dec. 30, 2007
8. Total offered	18,500,000 units	5,000,000 units	26,500,000 units
9. Total allocated	15,612,600 units	3,962,500 units	26,490,560 units
10. Total allocated and accepted	15,586,300 units	3,885,300 units	26,048,380 units

(Unit : Unit)

The movements of warrants during the year	Phase 1	Phase 2	Phase 3	Total
Beginning balance as of January 1, 2003	13,813,900	3,293,400	26,048,380	43,155,680
Less Exercised	(5,045,940)	(739,720)	(2,670,872)	(8,456,532)
Less Exercised right terminated from employee's retirement	(522,200)	(131,560)	(229,980)	(883,740)
Ending balance as of December 31, 2003	8,245,760	2,422,120	23,147,528	33,815,408
Less Exercised	(786,640)	(131,380)	(980,042)	(1,898,062)
Less Exercised right terminated from employee's retirement	(45,720)	(23,380)	(84,722)	(153,822)
Ending balance as of June 30, 2004	7,413,400	2,267,360	22,082,764	31,763,524

21 SUBORDINATED DEBENTURES

SUBORDINATED DEBENTURES CUM PREFERRED SHARES NO.1 (COMMONLY REFERRED TO AS "SLIPS")

On January 11, 1999, the Bank jointly and simultaneously issued 547,345 Class A Preferred Shares (the "Preferred Shares"), with a par value of Baht 10 per share and a liquidation preference of US$ 1,000 per share, and 547,345 Subordinated Debentures Cum Preferred Shares of the Thai Farmers Bank Public Company Limited No. 1 ("Debentures #1"), with a face value of US$ 1,000 per debenture, for total proceeds of US$ 547,345,000 (Baht 19,999,986,300). These securities were purchased by The Preferred Shares-Subordinated Debentures of Thai Farmers Bank Plc. Fund (the "Fund") with the proceeds from the Fund's offering of Investment Units to institutional investors. The Bank and the Fund entered into a Master Investment Contract (the "Contract") that sets forth certain terms and conditions for the securities.

The Preferred Shares are noncumulative. The Bank must declare and pay a full dividend on the Preferred Shares if it declares and pays a dividend on ordinary shares of the Bank. The amount of the dividend on the Preferred Shares shall be limited to Baht 1 per share per annum if either the Bank continues to pay interest on the Debentures #1 in full or the liquidation preference of the Preferred Shares has been reduced to par as discussed below. If the Bank has not continued to pay interest in full on the Debentures #1, the dividend on the Preferred Shares shall be equal to the annual interest not paid on the Debentures #1. If the Bank does not declare and pay a dividend to ordinary shareholders and, therefore, is not required to pay a dividend on the Preferred Shares, the Bank still has the option to pay part or all of the dividends on the Preferred Shares if there are sufficient retained profits or not to pay any dividend. Upon a redemption of the Debentures #1, the liquidation preference of the Preferred Shares is reduced to par value and each Preferred Share shall be converted into one ordinary share of the Bank under the terms set forth in the Contract.

The Debentures #1 mature upon liquidation of the Bank. They are redeemable early at the option of the Bank, and upon approval of the Bank of Thailand, if the Debentures #1 and Preferred Shares no longer qualify as tier 1 capital of the Bank or if interest payments under the Debentures #1 are no longer deductible as an expense for income tax purposes. Otherwise, they are redeemable at the option of the Bank after five years. The Debentures #1 bear interest at a stated rate of 19.32% per annum payable semi-annually, though the effective interest rate is higher as discussed below. The Bank is only required to pay such interest if it would otherwise be required to pay dividends on the Preferred Shares. If the Bank is not required to pay interest, the Bank still may pay part or all of the interest at its option.

The Contract stipulates that, prior to redemption of the Debentures #1, the Preferred Shares may only be transferred to another person if the Fund simultaneously transfers the Debentures #1 to the same person and such person agrees to be bound by the Contract. Also under the Contract, the Fund and the Bank agree that, upon redemption of the Debentures #1, the liquidation preference of the Preferred Shares is reduced to par and each Preferred Share shall be converted into one ordinary share of the Bank. The Contract also effectively converts the Debentures #1 from a US$ obligation to a Baht obligation by fixing the Baht equivalent exchange rate for interest payments and redemption to the exchange rate officially declared by the Bank of Thailand on the day immediately prior to the issue date of the Debentures #1. The resulting effective Baht denominated interest rate for the Debentures #1 is 23% per annum. Under the Contract, it is understood that redemption of the Debentures #1 by the Bank shall be deemed to be full payment to the Fund under the terms of the Debentures #1 and Preferred Shares as set forth in the prospectus and the Articles of Association, respectively.

SUBORDINATED DEBENTURES NO.2

Also on January 11, 1999, the Bank issued 20,000,000 Subordinated Debentures of the Thai Farmers Bank Public Company Limited No. 2 Due 2549 ("Debentures #2"), with a face value of Baht 1,000 per debenture, for total proceeds of Baht 20,000,000,000. The Debentures #2 mature seven years after the issue date. They are redeemable early at the option of the Bank, and upon approval of the Bank of Thailand, after five years. The Debentures #2 bear interest at 22.296175% per annum payable quarterly.

The Bank presented the transactions of the subordinated debentures cum preferred shares of Baht 19,999 million to conform with the Institute of Certified Accountants and Auditors of Thailand's third interpretation titled The Hybrid Financial Instruments Issued by Financial Institution. In this regard, the Bank presents the preferred shares and the premiums on preferred shares totaling Baht 33 million as a part of shareholders' equity and presents the remaining Baht 19,967 million in the separate item under "Subordinated debentures cum preferred shares" as a part of liabilities. However the total amount of subordinated debentures cum preferred shares can be counted as tier 1 capital as permitted by the Bank of Thailand. The Debentures #2 of the Baht 20,000 million are presented as part of long-term borrowings.

SUBORDINATED DEBENTURES NO.3

The Board of Directors in its meeting on September 25, 2003 approved the issuance of the Subordinated Debentures in name certificate without security and not convertible, having debenture holder representative in Thai Baht currency not exceeding Baht 12,000 million, with a maturity of no more than 10 years in order to raise long-term funding a reasonable cost, to efficiently manage the interest rate risk and liquidity risk, as well as to strengthen the status of the Banks tier two capital funds. On October 16, 2003, the Bank issued the Subordinated Debentures of KASIKORNBANK PUBLIC COMPANY LIMITED No.3 Due A.D. 2013 in the amount of Baht 12,000 million, with a ten-year maturity. In accordance with certain terms and conditions and with the approval of the Bank of Thailand, the Bank may redeem the debentures before maturity as follows: (1) on the fifth anniversary of the issue date or any subsequent interest payment date after the fifth anniversary of the issue date; or (2) if the Bank can demonstrate that interest payments under the Debentures are no longer, or will no longer be, deductible as an expense for income tax purposes; or (3) in any other case as may be later stipulated by the Bank of Thailand. The debentures bear interest at the fixed interest rate for the first five years of 3.75 percent per annum and the fixed interest rate for the second five years of 4.25 percent per annum. Interest is payable quarterly.

REDEMPTION OF THE SUBORDINATED DEBENTURES CUM PREFERRED SHARES NO.1 (SLIPS) AND THE SUBORDINATED DEBENTURES NO.2

On January 12, 2004, the Bank redeemed early the Subordinated Debentures cum Preferred Shares of the Thai Farmers Bank Public Company Limited No.1 in the amount of Baht 19,999,986,300 and the Subordinated Debentures of the Thai Farmers Bank Public Company Limited No.2 in the amount of Baht 20,000,000,000 and payment was made to the Preferred Shares-Subordinated Debentures of Thai Farmers Bank Plc. Fund. The preferred shares were converted into ordinary shares of 547,345 shares as of the same date.

22 SHARE CAPITAL

On January 9, 2004, the Bank registered the change of its paid-up capital as a result of the increase in paid-up capital of 7,485,832 shares at Baht 10 par value, totaling Baht 74,858,320, from the exercise of warrants for ordinary shares, which were issued and offered for sale to Bank employees, except for directors and on January 13, 2004, the Bank also registered the change of its paid-up capital as a result from the conversion of Class A Preferred Shares into ordinary shares of 547,345 shares at Baht 10 par value, totaling Baht 5,473,450. The Bank has total paid-up share capital of Baht 23,615,512,490 represents 2,361,551,249 ordinary shares.

On April 2, 2004, the Annual General Meeting of shareholders passed a resolution to approve the following matters:

- The amendment of the Memorandum of Association with respect to the registered capital from Baht 26,900,946,900, comprising 2,689,547,345 ordinary shares at Baht 10 par value and 547,345 Class A preferred shares at Baht 10 par value, to a registered capital of Baht 26,900,946,900, comprising 2,690,094,690 ordinary shares at Baht 10 par value so as to reflect the fact that the Bank no longer has any preferred shares as a result of the conversion of Class A preferred shares into ordinary shares.
- The reduction in the registered capital from Baht 26,900,946,900 to Baht 23,986,146,970 by retiring the registered shares which had not yet been issued.
- The increase in the registered capital from Baht 23,986,146,970 to Baht 30,486,146,970 through the creation of 650 million new ordinary shares at Baht 10 par value.

On April 16, 2004, the Bank registered the change in its registered share capital, in accordance with the above resolution, with the Ministry of Commerce and on the same date the Bank also registered the change in its paid-up share capital as a result of the increase in paid-up capital of 675,722 shares at Baht 10 par value, totaling Baht 6,757,220 from the exercise of warrants for ordinary shares, which were issued and offered for sale to Bank employees (who were not directors).

As a result, as of June 30, 2004 the Bank had a registered share capital of Baht 30,486,146,970, comprising 3,048,614,697 ordinary shares at Baht 10 par value and a paid-up share capital of Baht 23,622,269,710, comprising 2,362,226,971 ordinary shares at Baht 10 par value.

23 CAPITAL REQUIREMENTS

The ratios of capital to assets (Capital Adequacy Ratio) were calculated from the financial statements of the Bank and include the risk assets of the Bank's two subsidiary asset management companies as follows:

(Million Baht)

	June 30, 2004	December 31, 2003
Tier 1 Capital		
Issued and fully paid up share capital, premiums on share capital, warrants and premiums on warrants	41,151	78,586
Legal reserves	-	800
Other reserves	-	26,675
Net loss after appropriation	-	(69,157)
Subordinated debentures cum preferred shares	-	19,967
Total Tier 1 Capital	41,151	56,871
Tier 2 Capital		
Surplus on land revaluation	4,168	4,168
Surplus on premises revaluation	1,435	1,471
Surplus on marketable equity securities revaluation	217	272
Provision for normal assets	4,875	4,448
Subordinated debentures	20,105	27,845
Total Tier 2 Capital	30,800	38,204
Total Capital Requirements	71,951	95,075

The BoT's regulations requires that banks registered in Thailand maintain a ratio of capital fund to assets and contigencies of not less than 8.5% and that tier-1 capital must not be less than 4.25% of such assets and contigencies. Capital adequacy ratios maintained by the Bank were as follows:

	Percentage	
	June 30, 2004	December 31, 2003
Total Capital Requirements	12.65	17.48
Tier-1 Capital	7.23	10.46

24 LEGAL RESERVE

According to Public Company Act, the Bank has to allocate at least 5 percent of its net income for the year, less accumulated net loss (if any), to capital reserves until this reserved capital is not less than 10 percent of authorized share capital, and under the provision of the Civil and Commercial Code of Thailand, subsidiary companies are required to set aside as a legal reserve at least 5 percent of its net income each time a dividend is declared until the reserve reaches 10 percent of authorized share capital. The reserve is not available for dividend distribution.

25 OTHER RESERVES

The Bank allocates part of its net income for the year to become other reserves which are classified or considered to be general capital with no specific purpose.

26 BAD DEBT AND DOUBTFUL ACCOUNTS (REVERSAL)

Bad debt and doubtful accounts (reversal) consisted of:

(Million Baht)

	Consolidated			
	For Each of the Three-Month Periods Ended June 30,		For Each of the Six-Month Periods Ended June 30,	
	2004	2003	2004	2003
General customers	(2,043)	(3,499)	(4,209)	(6,914)
Financial institutions	(10)	(28)	-	(51)
	(2,053)	(3,527)	(4,209)	(6,965)
Kasikorn Factoring Co., Ltd.	3	2	3	3
Total	(2,050)	(3,525)	(4,206)	(6,962)

(Million Baht)

	The Bank			
	For Each of the Three-Month Periods Ended June 30,		For Each of the Six-Month Periods Ended June 30,	
	2004	2003	2004	2003
General customers	(1,330)	(2,444)	(3,099)	(5,898)
Financial institutions	(10)	(28)	-	(51)
Total	(1,340)	(2,472)	(3,099)	(5,949)

27 LOSS ON DEBT RESTRUCTURING

Loss on debt restructuring consisted of:

(Million Baht)

	Consolidated			
	For Each of the Three-Month Periods Ended June 30,		For Each of the Six-Month Periods Ended June 30,	
	2004	2003	2004	2003
Net present value of cashflows lower than investments in receivables	660	432	1,543	1,333
Transferred assets lower than investments in receivables	1,555	2,457	3,218	5,109
Total	2,215	2,889	4,761	6,442

(Million Baht)

	The Bank			
	For Each of the Three-Month Periods Ended June 30,		For Each of the Six-Month Periods Ended June 30,	
	2004	2003	2004	2003
Net present value of cashflows lower than investments in receivables	458	323	973	1,217
Transferred assets lower than investments in receivables	1,212	2,149	2,527	4,732
Total	1,670	2,472	3,500	5,949

28 INCOME TAX

Income tax consisted of:

(Million Baht)

	Consolidated			
	For Each of the Three-Month Periods Ended June 30,		For Each of the Six-Month Periods Ended June 30,	
	2004	2003	2004	2003
Current income tax expense	30	17	62	27
Deferred income tax expense relating to the origination and reversal of temporary difference	(10)	(16)	(23)	(27)
Income tax expense	20	1	39	-

(Million Baht)

	The Bank			
	For Each of the Three-Month Periods Ended June 30,		For Each of the Six-Month Periods Ended June 30,	
	2004	2003	2004	2003
Current income tax expense	-	-	-	-
Deferred income tax expense relating to the origination and reversal of temporary difference	(10)	(13)	(21)	(24)
Income tax expense	(10)	(13)	(21)	(24)

The Bank has deferred income tax, which has been transferred directly to shareholders' equity consisting of:

(Million Baht)

	Consolidated and The Bank			
	For Each of the Three-Month Periods Ended June 30,		For Each of the Six-Month Periods Ended June 30,	
	2004	2003	2004	2003
Deferred income tax relating to appraisal revaluation surplus decreased	(10)	(13)	(21)	(24)
Deferred income tax relating to changes in value of investment (decreased) increased	(221)	254	(303)	61

29 ASSETS PLEDGED AS COLLATERAL

Assets pledged as collateral consisted of:

(Million Baht)

	Consolidated and The Bank	
	June 30, 2004	December 31, 2003
Deposits	442	12
Government bonds	15,077	15,084
State enterprise bonds	1,288	1,289
Total	16,807	16,385

The Bank has pledged these assets as collateral for derivatives, for electricity consumption, for court collateral and for repurchase agreement.

30 CONTINGENCIES

Contingencies consisted of:

(Million Baht)

	Consolidated					
	June 30, 2004			December 31, 2003		
	Baht	Foreign Currency	Total	Baht	Foreign Currency	Total
Avals on bills	390	-	390	459	-	459
Letters of indemnity-						
borrowing	52	2,666	2,718	69	5,009	5,078
Other guarantees	28,191	4,501	32,692	25,889	4,172	30,061
Letters of credit	780	12,736	13,516	493	9,503	9,996
Exchange rate agreements						
Purchase agreements	1,570	76,861	78,431	469	52,840	53,309
Sale agreements	3,330	231,100	234,430	-	191,447	191,447
Interest rate agreements						
Purchase agreements	12,050	46,674	58,724	2,000	21,743	23,743
Sale agreements	12,050	46,610	58,660	2,000	23,526	25,526
Credit Default Swap	-	819	819	-	792	792
Unused credit line of						
overdraft	109,138	-	109,138	105,176	-	105,176
Others	193	5,844	6,037	174	4,286	4,460
Total	167,744	427,811	595,555	136,729	313,318	450,047

(Million Baht)

	The Bank					
	June 30, 2004			December 31, 2003		
	Baht	Foreign Currency	Total	Baht	Foreign Currency	Total
Avals on bills	390	-	390	459	-	459
Letters of indemnity-						
borrowing	52	2,666	2,718	69	5,009	5,078
Other guarantees	28,191	4,371	32,562	25,891	4,118	30,009
Letters of credit	780	12,736	13,516	493	9,503	9,996
Exchange rate agreements						
Purchase agreements	1,570	76,861	78,431	469	52,840	53,309
Sale agreements	3,330	231,100	234,430	-	191,447	191,447
Interest rate agreements						
Purchase agreements	12,050	46,674	58,724	2,000	21,743	23,743
Sale agreements	12,050	46,610	58,660	2,000	23,526	25,526
Credit Default Swap	-	819	819	-	792	792
Unused credit line of						
overdraft	109,138	-	109,138	105,176	-	105,176
Others	193	5,844	6,037	174	4,286	4,460
Total	167,744	427,681	595,425	136,731	313,264	449,995

Under normal business operations, the Bank is a defendant in litigations against the Bank. These include cases of wrongful acts brought against the Bank, with total claims amounting to Baht 1,778 million and Baht 935 million as of June 30, 2004 and December 31, 2003, respectively. The Management believes that any liability resulting from these litigations will not be material to the Bank's financial position or on the results of operations.

31 RELATED PARTY TRANSACTIONS

1. Loans and contingencies made to executive officers and to business entities where the Bank and its subsidiaries, their directors or executive officers, holds 10% or more of their paid-up capital, are summarized as follows:

(Million Baht)

	Consolidated	
	June 30, 2004 End of Period	December 31, 2003 End of Year
Loans		
1. Executive officers	13	20
2. Business entities where the Bank and subsidiaries, their directors or executive officers, hold 10% or more of the paid - up capital[(1)]	2,408	1,629
Total	2,421	1,649
Contingencies		
1. Executive officers	-	-
2. Business entities where the Bank and subsidiaries, their directors or executive officers, hold 10% or more of the paid - up capital	960	69
Total	960	69

(Million Baht)

	The Bank	
	June 30, 2004 End of Period	December 31, 2003 End of Year
Loans		
1. Executive officers	13	20
2. Business entities where the Bank, its directors or executive officers, hold 10% or more of the paid - up capital	20,353	22,769
Total	20,366	22,789
Contingencies		
1. Executive officers	-	-
2. Business entities where the Bank, its directors or executive officers, hold 10% or more of the paid - up capital	963	72
Total	963	72

[(1)] Transactions occurring between the Bank and related business entities are charged at market price as with other normal business.

2. Related Party

Relationships between the Bank and other business entities where control exists consisted of:

Company Name	Type of Relationship	% Shareholding June 30, 2004	% Shareholding December 31, 2003	Type of share	Type of Business
Phethai Asset Management Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Asset Management
Ploy Asset Management Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Asset Management
Kasikorn Research Center Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Service
Progress Land and Buildings Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Property Development
Kasikorn Factoring Co.,Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Lending
Kanpai Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Service
Progress Plus Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Service
Progress Facilities Management Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Service
Progress Management Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Service
Progress Storage Co., Ltd.	Subsidiary	99.98%	99.98%	Ordinary share	Service
Progress Service Co., Ltd.	Subsidiary	99.97%	99.97%	Ordinary share	Service
Progress Appraisal Co., Ltd.	Subsidiary	99.84%	99.84%	Ordinary share	Service
Kasikorn Asset Management Co., Ltd.	Subsidiary	71.42%	71.42%	Ordinary share	Mutual Fund Management
Progress Software Co., Ltd.	Subsidiary	60.00%	60.00%	Ordinary share	Service
Thai Administration Services Co., Ltd.	Subsidiary	51.00%	51.00%	Ordinary share	Service

3. Significant transactions occurring between the Bank and related parties are summarized as follows:

	(Million Baht)	
	The Bank	
	June 30, 2004	December 31, 2003
Loans		
Subsidiary Companies		
Phethai Asset Management Co., Ltd.		
Beginning balance	11,850	16,850
Deductions	(2,135)	(5,000)
Ending balance	9,715	11,850
Ploy Asset Management Co., Ltd.		
Beginning balance	8,005	12,370
Deductions	(1,270)	(4,365)
Ending balance	6,735	8,005
Accrued interest receivables		
Subsidiary Companies		
- Phethai Asset Management Co., Ltd.	23	27
- Ploy Asset Management Co., Ltd.	4	5
Deposits		
Subsidiary Companies		
- Phethai Asset Management Co., Ltd.	60	115
- Ploy Asset Management Co., Ltd.	47	84

	(Million Baht)	
	The Bank	
	For Each of the Three-Month Periods Ended June 30,	
	2004	2003
	(Unaudited)	
	(Reviewed)	
Interest income		
Subsidiary Companies		
- Phethai Asset Management Co., Ltd.	26	61
- Ploy Asset Management Co., Ltd.	17	41

	(Million Baht)	
	The Bank	
	For Each of the Six-Month Periods Ended June 30,	
	2004	2003
		(Audited)
Interest income		
Subsidiary Companies		
- Phethai Asset Management Co., Ltd.	54	132
- Ploy Asset Management Co., Ltd.	36	92

Loans to Phethai Asset Management Company Limited are 3-month bills with interest rates equal to the interest rate of a 3-month fixed deposit, on which deposits are pledged as collateral. As of June 30, 2004 and December 31, 2003, the pledged deposits were Baht 60 million and Baht 115 million, respectively.

Loans to Ploy Asset Management Company Limited are 3-month bills with interest rates equal to the interest rate of a 3-month fixed deposit, on which deposits are pledged as collateral. As of June 30, 2004 and December 31, 2003, the pledged deposits were Baht 47 million and Baht 84 million, respectively.

As at June 30, 2004 and December 31, 2003, the Bank has provided an allowance for doubtful accounts for Phethai Asset Management Company Limited, classified as normal loans, amounting to Baht 97 million and Baht 119 million, respectively.

As at June 30, 2004 and December 31, 2003, the Bank has provided an allowance for doubtful accounts for Ploy Asset Management Company Limited, classified as normal loans, amounting to Baht 67 million and Baht 80 million, respectively.

Income and expenses shared between the Bank, Phethai Asset Management Company Limited and Ploy Asset Management Company Limited are charged at cost, except for fee income, which is charged at market price.

The Bank has provided an allowance for doubtful accounts for related business entities using the same method as for general customers and in accordance with the BoT regulations.

4. Additional transactions occurring between the Bank and related business entities, which are charged at market price as with other normal business or the price as stipulated in the agreement, are as follows:

4.1 Assets, liabilities and contingencies shared between the Bank, its subsidiary and associated companies are summarized as follows:

(Million Baht)

	Consolidated		The Bank	
	June 30, 2004	December 31, 2003	June 30, 2004	December 31, 2003
Loans				
Subsidiary Companies				
- Kasikorn Factoring Co., Ltd.	-	-	1,495	1,285
- Thai Administration Services Co., Ltd.	45	48	45	48
Associated Companies				
- E. S. Industry Co., Ltd.	325	325	325	325
Deposits				
Subsidiary Companies				
- Kasikorn Research Center Co., Ltd.	18	18	18	18
- Progress Appraisal Co., Ltd.	20	40	20	40
- Progress Land and Buildings Co., Ltd.	-	-	59	23
- Progress Software Co., Ltd.	4	22	4	22
- Kanpai Co., Ltd.	14	9	14	9
- Progress Plus Co., Ltd.	7	11	7	11
- Progress Facilities Management Co., Ltd.	16	9	16	9
- Progress Service Co., Ltd.	23	16	23	16
- Progress Management Co., Ltd.	11	10	11	10
- Kasikorn Factoring Co., Ltd.	-	-	36	40
Associated Companies				
- Processing Center Co., Ltd.	65	56	65	56
Interbank and Money Market Items (Liabilities)				
Subsidiary Company				
- Kasikorn Asset Management Co., Ltd.	-	-	6	14
Other Liabilities				
Subsidiary Companies				
- Progress Software Co., Ltd.	27	40	27	40
- Progress Plus Co., Ltd.	45	21	45	21

(Million Baht)

	Consolidated		The Bank	
	June 30, 2004	December 31, 2003	June 30, 2004	December 31, 2003
Contingencies				
Subsidiary Company				
- Thai Administration Services Co., Ltd.	31	33	31	33
Associated Companies				
- E.S. Industry Co., Ltd.	16	16	16	16

Certain subsidiaries and associated companies have entered into 2-year building lease agreements. Rentals are charged at cost. As of June 30, 2004 and December 31, 2003, the Bank and its related parties have rental agreements with remaining tenures amounting to Baht 8 million and Baht 3 million, respectively.

4.2 Revenue and expenses occurring between the Bank, its subsidiary and associated companies are summarized as follows:

(Million Baht)

	Consolidated For Each of the Three-Month Periods Ended June 30,		The Bank For Each of the Three-Month Periods Ended June 30,	
	2004	2003	2004	2003
Subsidiary Companies				
Revenue:				
Interest income	-	-	10	-
Dividend income	50	18	50	18
Fee income	-	-	27	14
Other income	8	2	8	5
Expenses:				
Other expenses	238	231	237	231
Associated Companies				
Expenses:				
Other expenses	9	22	9	22

(Million Baht)

	Consolidated		The Bank	
	For Each of the Six-Month Periods Ended June 30,		For Each ofthe Six-Month Periods Ended June 30,	
	2004	2003	2004	2003
Subsidiary Companies				
Revenue:				
Interest income	-	-	20	-
Dividend income	102	25	316	143
Fee income	-	-	55	27
Other income	11	5	17	19
Expenses:				
Other expenses	575	441	575	441
Associated Companies				
Revenues:				
Dividend income	4	33	4	33
Expenses:				
Other expenses	18	22	18	22

4.3 Assets, liabilities and contingencies shared between the Bank and other business entities in which the directors, key executive officers and close members of their families have significant influence were summarized as follows:

(Million Baht)

	Consolidated and The Bank	
	June 30, 2004	December 31, 2003
Loans		
- T T & T Public Co., Ltd.	2,313	2,425
- Siam Food Products Public Co., Ltd.	131	86
- Jutha Maritime Public Co., Ltd.	10	10
- Indo Worth (Thailand) Ltd.	70	44
- Charoen Pokhaphand Feedmill Public Co., Ltd.	357	100
- Loxley Public Co., Ltd.	155	- *
- Thanakorn Vegetable Oil Products Co., Ltd.	280	- *
- Yip In Tsoi & Jacks Ltd.	22	-
Deposits		
- Sermsuk Public Co., Ltd.	365	262
- Sermsuk Y.H.S. Beverage Co., Ltd.	31	13
- Com - Link Co., Ltd.	109	60
- Muang Thai Life Assurance Co., Ltd.	159	257
- Siam Food Products Public Co., Ltd.	25	14
- Mitsubishi Elevator Asia Co., Ltd.	93	81
- Bangkok Glass Industry Co., Ltd.	40	20
- Thai British Security Printing Ltd.	44	46
- T T & T Public Co., Ltd.	1,415	2,125
- Siam Motors Parts Co., Ltd.	27	18
- Samart Corporation Public Co., Ltd.	52	110
- Ekpavee Co., Ltd.	62	- *
- Aspac Oil (Thailand) Co., Ltd.	54	- *
- Dole Thailand Co., Ltd.	51	1
- Loxley Information Services Co., Ltd.	36	- *
- Smithihada Co., Ltd.	31	- *
- Ruam Samphant Co., Ltd.	25	- *
- Suludee Co., Ltd.	24	- *
- Architects 49 Co., Ltd.	16	- *
- Nithi Thamrong Co., Ltd.	14	- *
- Charoen Pokhaphand Feedmill Public Co., Ltd.	11	-

(Million Baht)

	Consolidated and The Bank	
	June 30, 2004	December 31, 2003
Contingencies		
- Dole Thailand Co., Ltd.	69	71
- SermSuk Public Co., Ltd.	17	18
- Com - Link Co., Ltd.	62	59
- Thai British Security Printing Ltd.	57	22
- Siam Food Products Public Co., Ltd.	845	1,177
- Yip In Tsoi & Jacks Ltd.	88	19
- Bangkok Glass Industry Co., Ltd.	437	91
- Charoen Pokhaphand Feedmill Public Co., Ltd.	16	7
- Loxley Public Co., Ltd.	389	- *
- Loxley Trading Co., Ltd.	80	- *
- T T & T Public Co., Ltd.	58	6
- Thanakorn Vegetable Oil Products Co., Ltd.	20	- *

* The companies are not the Bank's related companies at certain year.

4.4 Assets, liabilities and contingencies shared between the Bank and its directors and key executive officers or the Bank's employees in which such persons have authority and responsibility for planning, directing and controlling the activities of the Bank are summarized as follows:

(Million Baht)

	Consolidated and The Bank	
	June 30, 2004	December 31, 2003
Loans	18	21
Deposits	963	579

32 BENEFITS OF DIRECTORS' AND EXECUTIVE

The Bank and its subsidiary companies have not paid other benefits to directors and executives except for the benefits that are normally paid such as directors' fee, directors' bonuses (if any) and income tax, executives' salary and bonuses (if any).

33 LONG-TERM LEASE AGREEMENTS

1. Lease Agreement

The Bank and its subsidiary companies have entered into land/building lease agreements for branch offices and vehicle lease agreements. The Bank and its subsidiary companies were committed to pay future rentals, which are summarized as follows:

(Million Baht)

Type of Lease Agreement	Remaining of Period	Consolidated June 30, 2004	The Bank June 30, 2004
Land/building lease agreements	July 1, 2004 – October 17, 2027	472	472
Vehicle lease agreements	July 1, 2004 – June 2, 2008	424	398
Total		896	870

(Million Baht)

Type of Lease Agreement	Remaining of Period	Consolidated December 31, 2003	The Bank December 31, 2003
Land/building lease agreements	January 1, 2004 – October 17, 2027	368	368
Vehicle lease agreements	January 1, 2004 – November 30, 2007	399	377
Total		767	745

2. Service Agreement

On November 12, 2002 the Bank has entered into an Information Technology Service Agreement with IBM Thailand Co., Ltd., under which service will be provided until December 31, 2012 and for which as of June 30, 2004 and December 31, 2003 the Bank is committed to pay a total service fee of Baht 8,684 million and Baht 9,143 million respectively.

34 REDUCTION IN RETAINED DEFICIT

On April 2, 2004, the Annual General Meeting of shareholders passed a resolution to reduce the retained deficit in the amount of Baht 65,148 million through the transfer of Baht 26,675 million from other reserves, the transfer of Baht 800 million from legal reserves, Baht 5,520 million from the premium on expired warrants and Baht 32,153 million from the premium on ordinary shares. There was no change in the total amount of shareholders' equity and the Bank's capital funds, effective as of January 1, 2004.

35 SUBSEQUENT EVENTS

On July 12, 2004 , the Bank registered the change of its paid-up share capital as a result from the increase in paid-up capital of 1,222,340 shares at Baht 10 par value, totaling Baht 12,223,400, from the exercise of warrants for ordinary shares, which were issued and offered for sale to Bank employees (except for directors). The Bank has total paid-up share capital of Baht 23,634,493,110, which consists of 2,363,449,311 ordinary shares.

36 Change of Accounting Procedure of the Asset Management Subsidiaries

In the accounting period 2003, the asset management subsidiaries accounted for the transfer of financial assets from investment in receivables to loan, in accordance with the Bank of Thailand's notification, dated December 3, 2002, "Re: Accounting procedures regarding purchasing or taking of transfer of loan debtors and supervision guidelines", which is applicable to financial statements for accounting periods ended on or after December 31, 2003 onwards, as follows;

Investments in receivables, which were restructured, have been transferred to loans at the fair value on the transfer date, including the debtors restructured before the year 2003. The subsidiaries recognized interest income on loans on a cash basis in 2003, whereas previously they recognized interest income by the effective yield method.

The effects of the change in the accounting procedure of the asset management subsidiaries on the consolidated and separate financial statements are summarized as follows:

(Million Baht)

	Consolidated	The Bank
As of June 30, 2003		
Decrease in long-term investments - net	4,981	-
Increase in investment in subsidiaries and associated companies - net	-	3,080
Increase in loans - net	9,574	-
For the six-month period ended June 30, 2003		
Decrease in interest income on loans	(182)	-
Decrease in interest income from investments	(384)	-
Decrease in bad debt and doubtful accounts	696	-
Increase in gain on transfer of financial assets	2,950	-
Increase in share of profit from investments on equity method	-	3,080
Increase in net income	3,080	3,080
Increase in earnings per share	1.31	1.31

In accordance with the Bank of Thailand's notification, dated December 3, 2002 , there is no requirement to apply this change in accounting procedure retroactively.

37 THE FINANCIAL POSITION AND RESULTS OF OPERATIONS DIFFERENTIATED BY DOMESTIC AND OVERSEAS BUSINESS

The financial position and results of operations differentiated by domestic and foreign business can be summarized as follows:

1. Financial Position Classified by Types of Business

(Million Baht)

	Consolidated				
	June 30, 2004				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Total assets	795,524	34,315	829,839	(23,614)	806,225
Interbank and money market items - net (assets)	86,548	6,441	92,989	-	92,989
Investments – net	111,359	26,940	138,299	-	138,299
Loans	571,503	560	572,063	-	572,063
Deposits	700,537	75	700,612	-	700,612
Interbank and money market items (liabilities)	9,069	-	9,069	-	9,069
Borrowings	12,000	8,138	20,138	-	20,138
Contingencies	610,037	2,351	612,388	(16,832)	595,556

(Million Baht)

	Consolidated				
	December 31, 2003				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Total assets	810,873	20,470	831,343	(10,012)	821,331
Interbank and money market items - net (assets)	99,088	5,834	104,922	-	104,922
Investments - net	121,417	13,837	135,254	-	135,254
Loans	547,151	767	547,918	-	547,918
Deposits	684,874	72	684,946	-	684,946
Interbank and money market items (liabilities)	7,101	-	7,101	-	7,101
Borrowings	51,967	7,874	59,841	-	59,841
Contingencies	444,163	21,841	466,004	(15,957)	450,047

(Million Baht)

	The Bank				
	June 30, 2004				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Total assets	794,954	34,315	829,269	(23,614)	805,655
Interbank and money market items-net (assets)	86,502	6,441	92,943	-	92,943
Investments - net	117,490	26,940	144,430	-	144,430
Loans	554,016	560	554,576	-	554,576
Deposits	700,746	75	700,821	-	700,821
Interbank and money market items (liabilities)	8,775	-	8,775	-	8,775
Borrowings	12,000	8,138	20,138	-	20,138
Contingencies	609,906	2,351	612,257	(16,832)	595,425

(Million Baht)

	The Bank				
	December 31, 2003				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Total assets	810,418	20,470	830,888	(10,012)	820,876
Interbank and money market items-net (assets)	98,810	5,834	104,644	-	104,644
Investments - net	126,927	13,838	140,765	-	140,765
Loans	529,323	767	530,090	-	530,090
Deposits	685,150	72	685,222	-	685,222
Interbank and money market items (liabilities)	6,896	-	6,896	-	6,896
Borrowings	51,967	7,874	59,841	-	59,841
Contingencies	444,111	21,841	465,952	(15,957)	449,995

2. Results of Operations Classified by Types of Business

(Million Baht)

	Consolidated				
	For the Three-Month Period Ended June 30, 2004				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	8,056	163	8,219	(98)	8,121
Interest expense	1,552	276	1,828	(98)	1,730
Net income (expense) from interest and dividend	6,504	(113)	6,391	-	6,391
Non-interest income	1,573	261	1,834	-	1,834
Non-interest expense	4,955	32	4,987	-	4,987
Income before income tax	3,122	116	3,238	-	3,238

(Million Baht)

	Consolidated				
	For the Three-Month Period Ended June 30, 2003				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	8,206	143	8,349	(74)	8,275
Interest expense	3,338	245	3,583	(74)	3,509
Net income (expense) from interest and dividend	4,868	(102)	4,766	-	4,766
Non-interest income	6,759	414	7,173	-	7,173
Non-interest expense	3,665	32	3,697	-	3,697
Income before income tax	7,962	280	8,242	-	8,242

(Million Baht)

	The Bank				
	For the Three-Month Period Ended June 30, 2004				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	7,729	163	7,892	(98)	7,794
Interest expense	1,550	276	1,826	(98)	1,728
Net income (expense) from interest and dividend	6,179	(113)	6,066	-	6,066
Non-interest income	1,842	261	2,103	-	2,103
Non-interest expense	4,946	32	4,978	-	4,978
Income before income tax	3,075	116	3,191	-	3,191

(Million Baht)

	The Bank				
	For the Three-Month Period Ended June 30, 2003				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	7,954	143	8,097	(74)	8,023
Interest expense	3,327	245	3,572	(74)	3,498
Net income (expense) from interest and dividend	4,627	(102)	4,525	-	4,525
Non-interest income	7,403	414	7,817	-	7,817
Non-interest expense	4,087	32	4,119	-	4,119
Income before income tax	7,943	280	8,223	-	8,223

(Million Baht)

	Consolidated				
	For the Six-Month Period Ended June 30, 2004				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	15,939	260	16,199	(142)	16,057
Interest expense	3,261	485	3,746	(142)	3,604
Net income (expense) from interest and dividend	12,678	(225)	12,453	-	12,453
Non-interest income	4,785	416	5,201	-	5,201
Non-interest expense	9,971	43	10,014	-	10,014
Income before income tax	7,492	148	7,640	-	7,640

(Million Baht)

	Consolidated				
	For the Six-Month Period Ended June 30, 2003				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	16,454	317	16,771	(171)	16,600
Interest expense	6,960	521	7,481	(171)	7,310
Net income (expense) from interest and dividend	9,494	(204)	9,290	-	9,290
Non-interest income	9,041	756	9,797	-	9,797
Non-interest expense	8,127	65	8,192	-	8,192
Income before income tax	10,408	487	10,895	-	10,895

(Million Baht)

	The Bank				
	For the Six-Month Period Ended June 30, 2004				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	15,188	260	15,448	(142)	15,306
Interest expense	3,259	485	3,744	(142)	3,602
Net income (expense) from interest and dividend	11,929	(225)	11,704	-	11,704
Non-interest income	4,913	416	5,329	-	5,329
Non-interest expense	9,438	43	9,481	-	9,481
Income before income tax	7,404	148	7,552	-	7,552

(Million Baht)

	The Bank				
	For the Six-Month Period Ended June 30, 2003				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	15,727	317	16,044	(171)	15,873
Interest expense	6,945	521	7,466	(171)	7,295
Net income (expense) from interest and dividend	8,782	(204)	8,578	-	8,578
Non-interest income	9,808	756	10,564	-	10,564
Non-interest expense	8,218	65	8,283	-	8,283
Income before income tax	10,372	487	10,859	-	10,859

38 FINANCIAL INSTRUMENTS

A financial instrument is any contract that gives rise to both a financial asset of one enterprise and a financial liability or equity instrument of another enterprise.

Credit risk

Credit risk refers to the risk that a counterparty or a borrower may default on its contractual obligations and agreements. Such default may be caused by the counterparty's inability to pay due to financial encumbrances or their intention not to abide by the contractual agreements, resulting in a loss to the Bank.

The Bank has implemented credit risk management processes to measure and control credit risk. Through the use of credit risk rating tools for assessing customers' credit risk rating, the Bank is capable of granting better quality loans and is able to determine an appropriate return given the risk level of each loan. In addition, the Bank is able to allocate credit concentration to various business sectors and industries, so as to diversify credit risk as a whole.

In the credit approval process, the Bank considers the customer's ability to repay and the loan objectives as key factors in the approval of credit and may obtain sufficient collateral or other securities, where appropriate, as a means of mitigating the risk of financial losses from default. To maximize the effectiveness of the credit approval process, credit analysis and approval functions are separated from the units responsible for maintaining customer relationships. The Bank also has processes for regularly reviewing customers' credit rating and performance on all approved transactions. For non-performing loans (NPL), the Bank has closely and continuously monitored, resolved and/or restructured them to retain maximum benefits for the organization.

Of the "loans" item shown in the balance sheet, the Bank's maximum credit loss is the carrying amount of net loans after deduction of applicable provision for losses without considering the value of collateral. In addition, credit risk may arise from off-balance sheet items or contingencies.

Market risk

Market risk is any risk due to changes in interest rates, foreign exchange rates or securities prices that will have an effect on the Bank's funding costs, investment position or foreign currency position, resulting in possible loss to the Bank. Market risk for the Bank can be categorized as interest rate risk, foreign exchange risk and equity position risk.

1. Interest rate risk

   Interest rate risk refers to any risk that arises from changes in interest rates which may affect the value of the Bank's financial instruments or may cause volatility in the Bank's earnings or fluctuations in the value of the Bank's financial assets and liabilities, both in the current reporting period and in future years. Interest rate risk also arises from the structure and characteristics of the Bank's assets, liabilities and equities.

   Most of the Bank's credit is based on the Bank's floating interest rates (MLR, MOR and MRR). Deposit interest rates are in line with the announcements made by the Bank. As a result, the interest rate risk faced by the Bank is generally low. However, the Bank actively manages such risk by adjusting its asset and liability structure in order to maximize returns under the acceptable risk levels in order to the best fit current market conditions and trends. Management of interest rate risk is under the supervision of the Bank's Asset and Liability Management Sub-Committee.

An analysis of loans (including financial institutions) at fixed and floating interest rates are as follows:

(Million Baht)

	Consolidated		The Bank	
	June 30, 2004	December 31, 2003	June 30, 2004	December 31, 2003
Fixed interest rate	160,843	118,160	163,047	123,733
Floating interest rate	413,042	431,571	393,350	408,170
Total Loans (including financial institutions)	573,885	549,731	556,397	531,903

The following are interest-bearing financial assets and liabilities of the Bank and its subsidiaries, the average balances of which are calculated by using beginning and ending balances. The average interest and dividend rates represent the six-month period ended June 30, 2004 and for the year ended December 31, 2003, are as follows:

(Million Baht)

	Consolidated					
	June 30, 2004			December 31, 2003		
	Average Balance	Interest and Dividend Income/ Expense	Average Rate (%)	Average Balance	Interest and Dividend Income/ Expense	Average Rate (%)
Interest-bearing Financial Assets						
Interbank and money market items	99,554	636	1.28	100,502	1,685	1.68
Securities purchased under resale agreements	17,799	239	2.69	25,055	566	2.26
Investments	141,090	1,987	2.82	153,740	4,414	2.87
Loans	559,991	13,195	4.71	527,061	26,121	4.96
Total	818,434	16,057	3.92	806,358	32,786	4.07
Interest-bearing Liabilities						
Deposits	692,779	2,808	0.81	668,170	7,747	1.16
Interbank and money market items	8,085	94	2.33	6,397	227	3.54
Securities sold under repurchase agreements	113,400	3	0.01	1,363	6	0.44
Borrowings	39,990	699	3.49	54,199	5,232	9.65
Total	854,254	3,604	0.84	730,129	13,212	1.81

(Million Baht)

	The Bank					
	June 30, 2004			December 31, 2003		
	Average Balance	Interest and Dividend Income/ Expense	Average Rate (%)	Average Balance	Interest and Dividend Income/ Expense	Average Rate (%)
Interest-bearing Financial Assets						
Interbank and money market items	99,392	634	1.28	100,330	1,682	1.68
Securities purchased under resale agreements	17,799	239	2.69	25,055	566	2.26
Investments	144,377	1,964	2.72	150,444	4,405	2.93
Loans	542,332	12,469	4.60	513,308	24,383	4.75
Total	803,900	15,306	3.81	789,137	31,036	3.93
Interest-bearing Liabilities						
Deposits	693,021	2,808	0.81	668,611	7,747	1.16
Interbank and money market items	7,835	92	2.35	6,295	206	3.27
Securities sold under repurchase agreements	113,400	3	0.01	1,363	6	0.44
Borrowings	39,990	699	3.50	54,199	5,232	9.65
Total	854,246	3,602	0.84	730,468	13,191	1.81

Financial assets and liabilities, classified by maturity of interest repricing, as of June 30, 2004 and December 31, 2003 are shown below:

(Million Baht)

Consolidated

June 30, 2004

	Immediate Repricing	Less than 6 months	6 months to 1 Year	1 Year to 5 Years	Over 5 Years	Non-interest Bearing	Stop Accrued	Total
Financial Assets								
Cash	-	-	-	-	-	10,063	-	10,063
Interbank and money market Items	2,969	39,914	46,218	41	-	3,858	587	93,587
Securities purchased under resale agreements	-	3,888	-	-	-	-	-	3,888
Investments	16,582	8,848	22,438	65,553	11,504	13,315	4,648	142,888
Loans	335,705	70,180	5,441	21,831	9,731	903	128,272	572,063
Accrued interest receivable	-	-	-	-	-	2,972	-	2,972
Customers' liability under acceptances	-	-	-	-	-	676	-	676
Accrued income receivable	-	-	-	-	-	1,780	-	1,780
Other assets	-	-	-	-	-	4,467	-	4,467
Total Financial Assets	355,256	122,830	74,097	87,425	21,235	38,034	133,507	832,384
Financial Liabilities								
Deposits	365,718	265,639	27,346	5,676	-	36,233	-	700,612
Interbank and money market items	950	2,943	215	-	-	4,961	-	9,069
Liabilities payable on demand	-	-	-	-	-	5,936	-	5,936
Borrowings	-	-	-	-	20,138	-	-	20,138
Bank's liability under acceptances	-	-	-	-	-	676	-	676
Accrued interest payable	-	-	-	-	-	1,229	-	1,229
Other liabilities	-	-	-	-	-	1,708	-	1,708
Total Financial Liabilities	366,668	268,582	27,561	5,676	20,138	50,743	-	739,368
On-balance sheet items	(11,412)	(145,752)	46,536	81,749	1,097	(12,709)	133,507	93,016
Off-balance sheet items								
Forward exchange contracts	-	-	-	-	-	302,885	-	302,885
Cross currency swaps	-	4,378	-	4,924	-	674	-	9,976
Interest rate swaps	-	25,014	43,189	30,907	-	-	-	99,110
Credit Default Swap	-	-	-	-	-	819	-	819
Total off-balance sheet items	-	29,392	43,189	35,831	-	304,378	-	412,790

(Million Baht)

Consolidated

December 31, 2003

	Immediate Repricing	Less than 6 months	6 months to 1 Year	1 Year to 5 Years	Over 5 Years	Non-interest Bearing	Stop Accrued	Total
Financial Assets								
Cash	-	-	-	-	-	18,699	-	18,699
Interbank and money market Items	1,663	7,916	83,800	60	-	11,493	588	105,520
Securities purchased under resale agreements	-	31,710	-	-	-	-	-	31,710
Investments	15,012	20,082	26,442	58,681	5,450	6,749	6,875	139,291
Loans	306,092	47,246	3,867	32,516	8,069	909	149,219	547,918
Accrued interest receivable	-	-	-	-	-	2,971	-	2,971
Customers' liability under acceptances	-	-	-	-	-	676	-	676
Accrued income receivable	-	-	-	-	-	1,671	-	1,671
Other assets	-	-	-	-	-	2,699	-	2,699
Total Financial Assets	322,767	106,954	114,109	91,257	13,519	45,867	156,682	851,155
Financial Liabilities								
Deposits	339,806	273,617	27,305	8,103	-	36,115	-	684,946
Interbank and money market items	1,117	146	1,113	-	-	4,725	-	7,101
Liabilities payable on demand	-	-	-	-	-	7,042	-	7,042
Borrowings	-	39,967	-	-	19,874	-	-	59,841
Bank's liability under acceptances	-	-	-	-	-	676	-	676
Accrued interest payable	-	-	-	-	-	2,564	-	2,564
Other liabilities	-	-	-	-	-	1,626	-	1,626
Total Financial Liabilities	340,923	313,730	28,418	8,103	19,874	52,748	-	763,796
On-balance sheet items	(18,156)	(206,776)	85,691	83,154	(6,355)	(6,881)	156,682	87,359
Off-balance sheet items								
Forward exchange contracts	-	-	-	-	-	243,796	-	243,796
Cross currency swaps	-	158	-	802	-	-	-	960
Interest rate swaps	-	14,271	11,929	5,824	-	-	-	32,024
Credit Default Swap	-	-	-	-	-	792	-	792
Total off-balance sheet items	-	14,429	11,929	6,626	-	244,588	-	277,572

(Million Baht)

The Bank

June 30, 2004

	Immediate Repricing	Less than 6 months	6 months to 1 Year	1 Year to 5 Years	Over 5 Years	Non-interest Bearing	Stop Accrued	Total
Financial Assets								
Cash	-	-	-	-	-	10,063	-	10,063
Interbank and money market items	2,906	39,914	46,218	41	-	3,874	587	93,540
Securities purchased under resale agreements	-	3,888	-	-	-	-	-	3,888
Investments	16,582	8,187	22,330	65,482	11,504	22,174	587	146,846
Loans	335,705	85,830	5,390	22,138	9,731	903	94,879	554,576
Accrued interest receivable	-	-	-	-	-	1,533	-	1,533
Customers' liability under acceptances	-	-	-	-	-	676	-	676
Accrued income receivable	-	-	-	-	-	1,694	-	1,694
Other assets	-	-	-	-	-	3,926	-	3,926
Total Financial Assets	355,193	137,819	73,938	87,661	21,235	44,843	96,053	816,742
Financial Liabilities								
Deposits	365,778	265,639	27,346	5,676	-	36,382	-	700,821
Interbank and money market items	655	3,143	15	-	-	4,961	-	8,774
Liabilities payable on demand	-	-	-	-	-	5,936	-	5,936
Borrowings	-	-	-	-	20,138	-	-	20,138
Bank's liability under acceptances	-	-	-	-	-	676	-	676
Accrued interest payable	-	-	-	-	-	1,229	-	1,229
Other liabilities	-	-	-	-	-	1,614	-	1,614
Total Financial Liabilities	366,433	268,782	27,361	5,676	20,138	50,798	-	739,188
On-balance sheet items	(11,240)	(130,963)	46,577	81,985	1,097	(5,955)	96,053	77,554
Off-balance sheet items								
Forward exchange contracts	-	-	-	-	-	302,885	-	302,885
Cross currency swaps	-	4,378	-	4,924	-	674	-	9,976
Interest rate swaps	-	25,014	43,189	30,907	-	-	-	99,110
Credit Default Swap	-	-	-	-	-	819	-	819
Total off-balance sheet items	-	29,392	43,189	35,831	-	304,378	-	412,790

(Million Baht)

The Bank

December 31, 2003

	Immediate Repricing	Less than 6 months	6 months to 1 Year	1 Year to 5 Years	Over 5 Years	Non-interest Bearing	Stop accrued	Total
Financial Assets								
Cash	-	-	-	-	-	18,699	-	18,699
Interbank and money market items	1,461	7,830	83,801	60	-	11,503	588	105,243
Securities purchased under resale agreements	-	31,710	-	-	-	-	-	31,710
Investments	15,012	19,598	26,442	58,499	5,450	15,649	1,256	141,906
Loans	306,977	65,971	3,803	32,418	8,069	909	111,943	530,090
Accrued interest receivable	-	-	-	-	-	1,485	-	1,485
Customers' liability under acceptances	-	-	-	-	-	676	-	676
Accrued income receivable	-	-	-	-	-	1,597	-	1,597
Other assets	-	-	-	-	-	2,664	-	2,664
Total Financial Assets	323,450	125,109	114,046	90,977	13,519	53,182	113,787	834,070
Financial Liabilities								
Deposits	340,046	273,617	27,305	8,103	-	36,151	-	685,222
Interbank and money market items	942	216	1,013	-	-	4,725	-	6,896
Liabilities payable on demand	-	-	-	-	-	7,042	-	7,042
Borrowings	-	39,967	-	-	19,874	-	-	59,841
Bank's liability under acceptances	-	-	-	-	-	676	-	676
Accrued interest payable	-	-	-	-	-	2,564	-	2,564
Other liabilities	-	-	-	-	-	1,532	-	1,532
Total Financial Liabilities	340,988	313,800	28,318	8,103	19,874	52,690	-	763,773
On-balance sheet items	(17,538)	(188,691)	85,728	82,874	(6,355)	492	113,787	70,297
Off-balance sheet items								
Forward exchange contracts	-	-	-	-	-	243,796	-	243,796
Cross currency swaps	-	158	-	802	-	-	-	960
Interest rate swaps	-	14,271	11,929	5,824	-	-	-	32,024
Credit Default Swap	-	-	-	-	-	792	-	792
Total off-balance sheet items	-	14,429	11,929	6,626	-	244,588	-	277,572

2. Foreign exchange risk

Foreign exchange risk is the risk that occurs from changes in exchange rates which may affect the value of the Bank's financial instruments or may cause volatility in the Bank's earnings or fluctuations in the value of the Bank's assets and liabilities.

The Bank engages in foreign exchange related transactions, which may create foreign exchange risk. However, the Bank believes that such risk is low, as most foreign currency transactions are protected by customers' underlying transactions. The Bank's policy is to minimize foreign exchange risk by closing its foreign exchange position on a daily basis. Management of foreign exchange risk is under the supervision of the Asset and Liability Management Sub-Committee.

The Bank and its subsidiaries' foreign currency position, as of June 30, 2004 and December 31, 2003 were as follows:

(Million Baht)

	Consolidated					
	June 30, 2004					
	Currency					
	US Dollars	Yen	Pounds	Euro	Others	Total
Assets						
Cash	104	14	6	91	41	256
Interbank and money market items - net	88,946	18	43	97	113	89,217
Investments - net	50,342	340	-	-	53	50,735
Loans and accrued interest receivables - net	25,341	980	125	1,037	270	27,753
Accrued income receivables	814	3	-	-	-	817
Other assets	731	2	1	8	6	748
Total assets	166,278	1,357	175	1,233	483	169,526
Liabilities						
Deposits	3,338	230	38	134	72	3,812
Interbank and money market items	91	66	2	4	528	691
Borrowing	8,138	-	-	-	-	8,138
Accrued interest payables	244	-	-	-	-	244
Other liabilities	2,012	26	59	127	128	2,352
Total liabilities	13,823	322	99	265	728	15,237
Foreign currency position of on-balance items-net	152,455	1,035	76	968	(245)	154,289
Off-balance sheet items-net (Forward exchange contracts and cross currency swaps)	(152,153)	(815)	(68)	(1,196)	(23)	(154,255)

(Million Baht)

	Consolidated					
	December 31, 2003					
	Currency					
	US Dollars	Yen	Pounds	Euro	Others	Total
Assets						
Cash	92	9	6	72	36	215
Interbank and money market items - net	101,526	21	10	49	52	101,658
Investments - net	25,885	333	-	-	-	26,218
Loans and accrued interest receivables - net	17,943	861	123	1,182	431	20,540
Accrued income receivables	304	3	-	-	-	307
Other assets	87	-	1	-	-	88
Total assets	145,837	1,227	140	1,303	519	149,026
Liabilities						
Deposits	2,061	259	40	155	46	2,561
Interbank and money market items	449	31	2	8	499	989
Borrowing	7,874	-	-	-	-	7,874
Accrued interest payables	236	-	-	-	-	236
Other liabilities	43	9	16	10	31	109
Total liabilities	10,663	299	58	173	576	11,769
Foreign currency position of on-balance items-net	135,174	928	82	1,130	(57)	137,257
Off-balance sheet items-net (Forward exchange contracts and cross currency swaps)	(135,824)	(915)	(62)	(1,094)	(324)	(138,219)

(Million Baht)

The Bank

June 30, 2004

	Currency					
	US Dollar	Yen	Pounds	Euro	Others	Total
Assets						
Cash	104	14	6	91	41	256
Interbank and money market items - net	88,946	18	43	97	113	89,217
Investments - net	50,342	340	-	-	53	50,735
Loans and accrued interest receivables - net	25,341	980	125	1,037	270	27,753
Accrued income receivables	814	3	-	-	-	817
Other assets	731	2	1	8	6	748
Total assets	166,278	1,357	175	1,233	483	169,526
Liabilities						
Deposits	3,338	230	38	134	72	3,812
Interbank and money market items	91	66	2	4	528	691
Borrowing	8,138	-	-	-	-	8,138
Accrued interest payables	244	-	-	-	-	244
Other liabilities	2,012	26	57	127	128	2,350
Total liabilities	13,823	322	97	265	728	15,235
Foreign currency position of on-balance items-net	152,455	1,035	78	968	(245)	154,291
Off-balance sheet items-net (Forward exchange contracts and cross currency swaps)	(152,153)	(815)	(68)	(1,196)	(23)	(154,255)

(Million Baht)

	The Bank					
	December 31, 2003					
	Currency					
	US Dollar	Yen	Pounds	Euro	Others	Total
Assets						
Cash	92	9	6	72	36	215
Interbank and money market items - net	101,526	21	10	49	52	101,658
Investments - net	25,885	333	-	-	-	26,218
Loans and accrued interest receivables - net	17,943	861	123	1,182	431	20,540
Accrued income receivables	304	3	-	-	-	307
Other assets	87	-	1	-	-	88
Total assets	145,837	1,227	140	1,303	519	149,026
Liabilities						
Deposits	2,061	259	40	155	46	2,561
Interbank and money market items	449	31	2	8	499	989
Borrowing	7,874	-	-	-	-	7,874
Accrued interest payables	236	-	-	-	-	236
Other liabilities	43	9	14	10	31	107
Total liabilities	10,663	299	56	173	576	11,767
Foreign currency position of on-balance items-net	135,174	928	84	1,130	(57)	137,259
Off-balance sheet items-net (Forward exchange contracts and cross currency swaps)	(135,824)	(915)	(62)	(1,094)	(324)	(138,219)

3. Equity position risk

Equity position risk is any risk that arises from changes in the price of equities or common stock that may cause volatility in the Bank's earnings or fluctuations in the value of the Bank's financial assets.

The Bank's policy is not to increase its equity investments, but to divest any equity position that is not directly related to its main banking business. The Bank manages and monitors market situations closely in order to acquire supportive information for proper management and retain maximum benefits for the Bank.

Liquidity risk

Liquidity risk is the risk that the Bank may not be able to meet its obligations as they fall due, become of inability to realise its assets or to cover funding requirements at an appropriate price which results in a loss to the Bank.

The Bank manages its liquidity position under the Bank of Thailand's liquidity reserve regulation and other applicable regulations. The Treasury Department is accountable for managing the Bank's liquidity position by providing short-term and long-term funding sources as well as investing in highly liquid assets in both domestic and foreign currencies. The Bank also ensures that its liquidity position is suitable and sufficient for the current and foreseeable market conditions. The Asset and Liabilities Management Sub-Committee supervise management of liquidity risk.

A maturity analysis of financial assets and liabilities and off-balance sheet items as of June 30, 2004 and December 31, 2003 were as follows:

(Million Baht)

	Consolidated June 30, 2004						
	At call	Less than 6 months	6 months to 1 Year	1 Year to 5 Years	Over 5 Years	No Maturity	Total
Financial Assets							
Cash	-	-	-	-	-	10,063	10,063
Interbank and money market items	7,266	44,934	41,346	41	-	-	93,587
Securities purchased under Resale agreements	-	3,888	-	-	-	-	3,888
Investments	10,863	19,368	10,987	77,415	18,427	5,828	142,888
Loans	180,590	180,990	8,509	86,844	115,130	-	572,063
Accrued interest receivables	-	2,972	-	-	-	-	2,972
Customers' liability under acceptance	-	676	-	-	-	-	676
Accrued income receivables	-	1,780	-	-	-	-	1,780
Other assets	-	-	-	-	-	4,467	4,467
Total Financial Assets	198,719	254,608	60,842	164,300	133,557	20,358	832,384

(Million Baht)

	Consolidated June 30, 2004						
	At call	Less than 6 months	6 months to 1 Year	1 Year to 5 Years	Over 5 Years	No Maturity	Total
Financial Liabilities							
Deposits	401,951	265,639	27,346	5,676	-	-	700,612
Interbank and money market items	5,910	2,144	215	200	600	-	9,069
Liability payable on demand	5,936	-	-	-	-	-	5,936
Borrowings	-	-	-	-	20,138	-	20,138
Bank's liability under accpetances	-	676	-	-	-	-	676
Accrued interest payables	99	994	101	35	-	-	1,229
Other liabilities	-	-	-	-	-	1,708	1,708
Total Financial Liabilities	413,896	269,453	27,662	5,911	20,738	1,708	739,368
Liquidity-net	(215,177)	(14,845)	33,180	158,389	112,819	18,650	93,016
Off-balance sheet items							
Avals on bills	-	390	-	-	-	-	390
Letter of indemnity borrowings	406	64	61	687	73	1,427	2,718
Other guarantees	3,454	8,156	4,033	1,988	10	15,051	32,692
Letter of credit	-	13,516	-	-	-	-	13,516
Forward exchange contracts	-	264,349	36,540	1,996	-	-	302,885
Cross currency swaps	-	-	-	9,976	-	-	9,976
Interest rate swaps	-	8,188	43,562	43,963	3,397	-	99,110
Credit Default Swap	-	-	-	819	-	-	819
Total off-balance sheet items	3,860	294,663	84,196	59,429	3,480	16,478	462,106

(Million Baht)

	Consolidated						
	December 31, 2003						
	At call	Less than 6 months	6 months to 1 Year	1 Year to 5 Years	Over 5 Years	No Maturity	Total
Financial Assets							
Cash	-	-	-	-	-	18,699	18,699
Interbank and money market items	5,273	88,696	11,490	60	-	1	105,520
Securities purchased under resale agreements	-	31,710	-	-	-	-	31,710
Investments	4,629	19,807	26,815	65,971	16,238	5,831	139,291
Loans	183,956	161,910	11,288	80,232	110,532	-	547,918
Accrued interest receivables	-	2,971	-	-	-	-	2,971
Customers' liability under acceptance	-	676	-	-	-	-	676
Accrued income receivables	-	1,671	-	-	-	-	1,671
Other assets	-	-	-	-	-	2,699	2,699
Total Financial Assets	193,858	307,441	49,593	146,263	126,770	27,230	851,155
Financial Liabilities							
Deposits	375,921	273,617	27,305	8,103	-	-	684,946
Interbank and money market items	5,842	146	1,113	-	-	-	7,101
Liability payable on demand	7,042	-	-	-	-	-	7,042
Borrowings	-	39,967	-	-	19,874	-	59,841
Bank's liability under accpetances	-	676	-	-	-	-	676
Accrued interest payables	87	777	131	1,238	331	-	2,564
Other liabilities	-	-	-	-	-	1,626	1,626
Total Financial Liabilities	388,892	315,183	28,549	9,341	20,205	1,626	763,796
Liquidity-net	(195,034)	(7,742)	21,044	136,922	106,565	25,604	87,359
Off-balance sheet items							
Avals on bills	-	459	-	-	-	-	459
Letter of indemnity borrowings	393	61	64	788	71	3,701	5,078
Other guarantees	3,381	6,025	5,488	1,823	7	13,337	30,061
Letter of credit	-	9,996	-	-	-	-	9,996
Forward exchange contracts	-	224,101	19,618	77	-	-	243,796
Cross currency swaps	-	-	-	960	-	-	960
Interest rate swaps	-	-	11,332	17,148	3,544	-	32,024
Credit Default Swap	-	-	-	792	-	-	792
Total off-balance sheet items	3,774	240,642	36,502	21,588	3,622	17,038	323,166

(Million Baht)

	The Bank						
	June 30, 2004						
	At call	Less than 6 months	6 months to 1 Year	1 Year to 5 Years	Over 5 Years	No Maturity	Total
Financial Assets							
Cash	-	-	-	-	-	10,063	10,063
Interbank and money market items	7,219	44,934	41,346	41	-	-	93,540
Securities purchased under resale agreements	-	3,888	-	-	-	-	3,888
Investments	7,487	18,706	10,789	77,265	17,912	14,687	146,846
Loans	171,963	195,198	6,963	83,364	97,088	-	554,576
Accrued interest receivables	-	1,533	-	-	-	-	1,533
Customers' liability under acceptances	-	676	-	-	-	-	676
Accrued income receivables	-	1,694	-	-	-	-	1,694
Other assets	-	-	-	-	-	3,926	3,926
Total Financial Assets	186,669	266,629	59,098	160,670	115,000	28,676	816,742
Financial Liabilities							
Deposits	402,160	265,639	27,346	5,676	-	-	700,821
Interbank and money market items	5,615	2,344	15	200	600	-	8,774
Liability payable on demand	5,936	-	-	-	-	-	5,936
Borrowings	-	-	-	-	20,138	-	20,138
Bank's liability under acceptances	-	676	-	-	-	-	676
Accrued interest payables	99	994	101	35	-	-	1,229
Other liabilities	-	-	-	-	-	1,614	1,614
Total Financial Liabilities	413,810	269,653	27,462	5,911	20,738	1,614	739,188
Liquidity-net	(227,141)	(3,024)	31,636	154,759	94,262	27,062	77,554
Off-balance sheet items							
Avals on bills	-	390	-	-	-	-	390
Letter of indemnity borrowings	406	64	61	687	73	1,427	2,718
Other guarantees	3,454	8,026	4,033	1,988	10	15,051	32,562
Letter of credit	-	13,516	-	-	-	-	13,516
Forward exchange contracts	-	264,349	36,540	1,996	-	-	302,885
Cross currency swaps	-	-	-	9,976	-	-	9,976
Interest rate swaps	-	8,188	43,562	43,963	3,397	-	99,110
Credit default swap	-	-	-	819	-	-	819
Total off-balance sheet items	3,860	294,533	84,196	59,429	3,480	16,478	461,976

(Million Baht)

	The Bank December 31, 2003						
	At call	Less than 6 months	6 months to 1 Year	1 Year to 5 Years	Over 5 Years	No Maturity	Total
Financial Assets							
Cash	-	-	-	-	-	18,699	18,699
Interbank and money market items	5,081	88,611	11,490	60	-	1	105,243
Securities purchased under resale agreements	-	31,710	-	-	-	-	31,710
Investments	803	19,322	26,723	65,689	14,522	14,847	141,906
Loans	171,920	179,822	10,172	76,501	91,675	-	530,090
Accrued interest receivables	-	1,485	-	-	-	-	1,485
Customers' liability under acceptances	-	676	-	-	-	-	676
Accrued income receivables	-	1,597	-	-	-	-	1,597
Other assets	-	-	-	-	-	2,664	2,664
Total Financial Assets	177,804	323,223	48,385	142,250	106,197	36,211	834,070
Financial Liabilities							
Deposits	376,197	273,617	27,305	8,103	-	-	685,222
Interbank and money market items	5,667	216	1,013	-	-	-	6,896
Liability payable on demand	7,042	-	-	-	-	-	7,042
Borrowings	-	39,967	-	-	19,874	-	59,841
Bank's liability under acceptances	-	676	-	-	-	-	676
Accrued interest payables	87	777	131	1,238	331	-	2,564
Other liabilities	-	-	-	-	-	1,532	1,532
Total Financial Liabilities	388,993	315,253	28,449	9,341	20,205	1,532	763,773
Liquidity-net	(211,189)	7,970	19,936	132,909	85,992	34,679	70,297
Off-balance sheet items							
Avals on bills	-	459	-	-	-	-	459
Letter of indemnity borrowings	393	61	64	788	71	3,701	5,078
Other guarantees	3,381	5,971	5,490	1,823	7	13,337	30,009
Letter of credit	-	9,996	-	-	-	-	9,996
Forward exchange contracts	-	224,101	19,618	77	-	-	243,796
Cross currency swaps	-	-	-	960	-	-	960
Interest rate swaps	-	-	11,332	17,148	3,544	-	32,024
Credit default swap	-	-	-	792	-	-	792
Total off-balance sheet items	3,774	240,588	36,504	21,588	3,622	17,038	323,114

Fair value

Fair value is the estimated value that the Bank and its subsidiaries could receive from the sale of financial assets, or the estimated cost of redeeming their financial liabilities. Fair values are based on market value, or estimated values derived from using general market principles of calculation.

The following is a summary of carrying amounts and estimated fair values of financial assets and liabilities and off-balance sheet items as of June 30, 2004 and December 31, 2003.

(Million Baht)

	Consolidated			
	June 30, 2004		December 31, 2003	
	Carrying Amount	Fair value	Carrying Amount	Fair value
Financial Assets				
Cash	10,063	10,063	18,699	18,699
Interbank and money market items - net	92,989	92,989	104,922	104,922
Securities purchased under resale agreements	3,888	3,888	31,710	31,710
Investments - net	138,299	138,714	135,254	135,798
Loans and accrued interest receivables - net	512,157	512,157	483,355	483,355
Customers' liability under acceptances	676	676	676	676
Accrued income receivable	1,780	1,780	1,671	1,671
Other assets	4,467	4,467	2,699	2,699
Total Financial Assets	764,319	764,734	778,986	779,530
Financial Liabilities				
Deposits	700,612	700,612	684,946	684,946
Interbank and money market items	9,069	9,069	7,101	7,101
Liabilities payable on demand	5,936	5,936	7,042	7,042
Borrowings	20,138	20,413	59,841	60,930
Bank's liability under acceptances	676	676	676	676
Accrued interest payable	1,229	1,229	2,564	2,564
Other liabilities	1,708	1,708	1,626	1,626
Total Financial Liabilities	739,368	739,643	763,796	764,885
Off-balance sheet items				
Forward exchange contracts	302,885	(2,775)	243,796	2,733
Cross currency swaps	9,976	(43)	960	(38)
Interest rate swaps	99,110	27	32,024	62
Credit Default Swap	819	(3)	792	-
Total off-balance sheet items	412,790	(2,794)	277,572	2,757

(Million Baht)

	The Bank			
	June 30, 2004		December 31, 2003	
	Carrying Amount	Fair value	Carrying Amount	Fair value
Financial Assets				
Cash	10,063	10,063	18,699	18,699
Interbank and money market items - net	92,943	92,943	104,644	104,644
Securities purchased under resale agreements	3,888	3,888	31,710	31,710
Investments - net	144,429	144,841	140,765	141,561
Loans and accrued interest receivables - net	510,564	510,564	482,258	482,258
Customers' liability under acceptances	676	676	676	676
Accrued income receivable	1,694	1,694	1,598	1,598
Other assets	3,926	3,926	2,664	2,664
Total Financial Assets	768,183	768,595	783,014	783,810
Financial Liabilities				
Deposits	700,821	700,821	685,222	685,222
Interbank and money market items	8,774	8,774	6,896	6,896
Liabilities payable on demand	5,936	5,936	7,042	7,042
Borrowings	20,138	20,413	59,841	60,930
Bank's liability under acceptances	676	676	676	676
Accrued interest payable	1,229	1,229	2,564	2,564
Other liabilities	1,614	1,614	1,532	1,532
Total Financial Liabilities	739,188	739,463	763,773	764,862
Off-balance sheet items				
Forward exchange contracts	302,885	(2,775)	243,796	2,733
Cross currency swaps	9,976	(43)	960	(38)
Interest rate swaps	99,110	27	32,024	62
Credit Default Swap	819	(3)	792	-
Total off-balance sheet items	412,790	(2,794)	277,572	2,757

The following methods and assumptions were used by the Bank in estimating fair values of financial assets and liabilities as disclosed herein:

The fair values of cash, interbank and money market items (assets and liabilities), securities purchased under resale agreements, customers' liability under acceptances, liabilities payable on demand, securities sold under repurchase agreements, bank's liabilities under acceptances and accrued interest payables are stated at their carrying values at the reporting date.

The fair values of held-for-trading investments, available-for-sale investments and held-to-maturity investments are stated according to the Bank's policy mentioned in Note 3.4

The fair value of general investments is stated at cost, net of allowance for their impairment.

The fair values of loans and accrued interest receivables are based on the carrying values of loans and accrued interest receivables, net of allowance for doubtful accounts since most loans are floating rate ones.

The carrying values of deposits usually approximate fair values, except for negotiable certificates of deposit (NCD) for which fair value is calculated by using the expected yield on borrowings.

The fair values of borrowings are estimated by using market values.

Derivatives

The Bank enters into derivative transactions for the following main reasons:

1. Hedging of the Bank's exposure to financial risks.

   Hedgings activities are designed to reduce or eliminate exchange rate and/or interest rate risk related to the Bank's financial assets, liabilities, contingent accounts or expected transactions in the future.

   Derivatives undertaken for this purpose include Forward Exchange Contracts, Cross Currency Swaps and Interest Rate Swaps.

   The Bank controls credit risk on derivatives transactions by using procedures similar to those used when granting general loans.

2. Hedging of the customer's exposure to financial risks.

   At the request of a customer, the Bank will enter into certain derivative contracts in order for customers to hedge financial risk. The Bank uses appropriate hedging tools to take advantage of price differences or net market price changes.

   The derivatives used for this purpose are Forward Exchange Contracts, Cross Currency Swaps and Interest Rate Swaps.

   The market risk of derivative transactions used to hedge the customer's exposure comprises exchange rate risk and interest rate risk. To minimize risks, the Bank's policy is to conduct full-amount hedges with customers or counterparties. The Bank controls credit risk and liquidity risk by using procedures to those used when granting general loans.

3. Trading Purposes

The objective of derivatives for trading purposes is to take advantage of price movement in the short-term market.

Derivatives used for this purpose include Forward Exchange Contracts, Cross Currency Swaps and Interest Rate Swaps.

The Bank controls credit risk and liquidity risk by using procedures similar to those used when granting general loans.

39 RECLASSIFICATION OF ACCOUNTS

Certain accounts in the financial statements for the three-month and the six-month periods ended June 30, 2003 have been reclassified to conform with the presentation in the financial statements for the three-month and the six-month periods ended June 30, 2004.


ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Management Discussion and Analysis (MD&A)

For the quarter ending June 30, 2004

Highlights

- During the second quarter of 2004, the Bank and its subsidiaries recorded consolidated net income of Baht 3,202 million, decreasing by 26.76 percent from the first quarter. This was due mainly to a decline in non-interest income.
- As of the end of June 2004, the Bank's consolidated loans increased by 3.79 percent over the first quarter, while deposits declined by 1.12 percent.
- The Corporate Business Group's total loans increased by 11.78 percent over the end of 2003.
- The Retail Business Group's total loans showed a rise by 7.71 percent over the end of 2003.
- For the Treasury Group, investment tools that provide higher returns were developed, including structured products.
- In managing risk, the Bank rolled out a simplified and focused set of policies and lending guidelines to enhance the quality of credit risk management. The Bank also continued to improve asset and liability management, as well as developing a new system to comply with the BoT's new regulations regarding capital adequacy for market risk in trading activities.
- The Bank's credit rating was upgraded by Standard & Poor's and Fitch Ratings.
- The Bank received three awards at the "SET AWARDS 2004", including the "Best Performance Award", the "Best Corporate Governance Report Award", and the "Best Investor Relations Award". In fact, the Bank is the only commercial bank receiving these awards. We also received the "Best Bank Award" from the Euromoney magazine.

Executive Summary for the Management Discussion and Analysis, for the Quarter ending June 30, 2004

During the second quarter of 2004, KASIKORNBANK continued to improve our business operations by using the Balanced Scorecard, while focusing on good corporate governance by raising employees' awareness of the Bank's Code of Business Conduct and employee ethics. To help create and enhance social value, the Bank carried out two charitable projects, including the "Clear Water Project to Commemorate the Queen's 72nd Anniversary" and the "KBANK Little League" project.

As of June 30, 2004, the Bank's total consolidated assets increased by Baht 1,939 million over the first quarter, due mainly to increases in loans and net investments. Total consolidated liabilities and shareholders' equity also showed a quarter-on-quarter rise, following an increase in total consolidated shareholders' equity of Baht 2,336 million, resulting from the net profits in the second quarter, which helped add to the Bank's retained earnings. Meanwhile, total consolidated liabilities dropped by Baht 397 million, due to a decrease in deposits.

For the second quarter of 2004, the Bank's consolidated net income totaled Baht 3,202 million, decreasing by Baht 1,170 million, or 26.76 percent, from the first quarter, due partly to a drop in non-interest income of Baht 1,533 million. Contributing to this quarter-on-quarter decrease in non-interest income were declines in gains on reclassification of investments and gains on investments, with the latter being due to less buoyant bond and debt markets in the second quarter than in the first quarter. At the same time, non-interest expense increased by Baht 185 million.

As of the end of June 2004, the Bank's consolidated loans were Baht 572,063 million, rising by Baht 20,908 million, or 3.79 percent, over the first quarter. At the same time, non-performing loans of the Bank and its AMCs were Baht 80,204 million, accounting for 14.03 percent of total outstanding loans*, down from 15.88 percent at the end of the first quarter. The capital adequacy ratio of the Bank and its AMCs equaled 12.65 percent at the end of the second quarter. However, should the first period's net profits, as of June 30, 2004, be included, this ratio would be equal to 13.99 percent.

For the operations of the Corporate Business Group, in the second quarter of 2004, the Group continued to be cautious, while focusing on increasing its market share in strategic industries. This led the Bank to achieve a satisfactory increase in fee-based income, while total loans showed an increase by 11.78 percent over the end of 2003. Categorized by customer segment, the increase in the Group's total loans was due mainly to a 24.86 percent increase in corporate banking segment's credit over the end of 2003, while the business banking and multi-corporate banking segments' credit grew by 7.22 and 1.42 percent, respectively. Categorized by product group, the products having the largest loan expansion were trade finance, followed by domestic credit loans.

To better serve customers' needs with greater efficiency, during the second quarter of 2004, the Retail Business Group continued to improve its product features,

---

* Including financial institutions

service channels, transaction security, and bank-customer relationships. This led to a 7.71 percent rise in the Group's total outstanding loans over the end of 2003, with growth being seen in every product. The volume of transactions processed via the Bank's electronic channels also increased.

For the Treasury Group's operations, investment tools that provide higher returns were developed, including structured products. Our scope of financial services was also broadened, as the Bank was granted a license for conducting futures contract business by the Office of the Securities and Exchange Commission (SEC). In the second quarter of 2004, the Group's total income dropped by 41.58 percent from the first quarter, due mainly to a decrease in non-interest income, following a drop in gains on investments, as a result of increases in bond yields, which had already been anticipated.

During the second quarter, the Bank has continually improved credit risk management, in addition to work done in the first quarter. A simplified and focused set of policies and lending guidelines were rolled out to help standardize credit risk management and credit origination nationwide. For market and liquidity risk management, the Bank continued to improve asset and liability management, while developing a new system to comply with the BoT's new regulations regarding capital adequacy for market risk in trading activities, expected to be implemented in 2005.

In addition, progress continued to be made in the Bank's functional-group programs, including reviewing employee operational goals to ensure that they are in line with the Bank's strategic goals, and also to affirm that there is fairness to all employees. At the same time, work proceeded on the Credit Services Unit & Centralized Lending Services Project (CSU/CLS) and IT-related projects to promote greater efficiency and achievements of our core business groups, and as a whole, the Bank's performance.

As a further note to our success, the Bank was recognized and honored with three awards in the "SET AWARDS 2004", held by the Stock Exchange of Thailand (SET) and Money and Banking Magazine. These awards included the "Best Performance Award", the "Best Corporate Governance Report Award", and the "Best Investor Relations Award". In fact, the Bank is the only commercial bank receiving these awards. Aside from domestic awards, the Bank's accomplishments were also recognized overseas, as we received the "Best Bank Award" from the Euromoney magazine for having a competitive mind-set and an excellent management style.

Content

1. Overview

1.1 Economic Overview and Regulatory Changes

❑ Outlook for the Thai Economy

- **Thai Economy in the First Half of 2004**

Despite registering slower growth during the first half of 2004, Thai economic growth continued to be satisfactory. In the second quarter of 2004, the country's GDP is expected to grow approximately 6.2 percent, down from 6.5 percent in the first quarter of 2004, resulting in an average growth rate of 6.4 percent for the first half of 2004, compared to 7.2 percent in the second half of 2003. The decline in the growth rate was due to concerns over oil prices and violence in the South. At the same time, key economic indicators -- including private consumption and investment -- also declined as confidence was hurt by the aforementioned factors. In addition, production and exports of the food industry were affected by a shortage of raw materials from severe drought and a ban on Thailand's exports of fresh poultry. Also, exports of shrimp suffered from a price slump ahead of the U.S. anti-dumping measures. Nonetheless, the Thai economy has received support from government spending, while international reserves were at a healthy level, thanks to surpluses in the Balance of Payments. As for the second-half outlook, we believe that economic growth will be more vibrant as adverse factors are being mitigated. The Thai economy, therefore, should be able to grow by 5.5 – 6.5 percent for 2004, down slightly from 6.8 percent in 2003.

Thai Economic Growth Projection

Unit: Growth (%) over-year, unless otherwise stated

	Second Quarter 2004	First Quarter 2004
Private consumption	6.0%	6.3%
Private investment	16.0%	17.8%
Public investment	20.0%	10.9%
Public consumption	10.0%	8.2%
Exports	24.0%	20.9%
Imports	35.3%	27.3%
Current account surplus (USD Billion)	0.6	2.2
Headline inflation	2.6%	1.9%
Gross Domestic Product (GDP)	**6.2%**	**6.5%**

Source: KASIKORN Research Center Co., Ltd.

Although domestic inflation went up as a result of higher gasoline prices and severe drought, and despite a 0.25 percent interest rate hike by the U.S. FOMC at the

end of June, we are of the view that domestic interest rates in the banking system are likely to stay low throughout 2004, due to a high level of excess liquidity remaining in the system.

Regulatory Changes [1]

- **Authorization for Banks to Use Commodity Derivatives as a Risk Management Tool Against Commodity Price Volatility**

To promote the availability of tools for private sector use in management of commodity price risks, and allow flexibility in production planning consistent with market demand, as well as create greater long-term economic stability, on April 12, 2004, the Bank of Thailand (BoT) issued a circular, no. BOT.FPG.(21)C.52/2004, as a directive in the matter of, "Authorization for Banks to Use Commodity Derivatives as a Risk Management Tool Against Commodity Price Volatility". Particulars of this announcement allow for commercial banks to engage in commodity derivatives transactions for the purpose of risk management toward price volatility in commodities. Transactions permitted are the 'plain vanilla' type, which includes commodity-linked swaps, commodity-linked option, and other types of transactions authorized by the BoT at a later date. This directive is effective from April 8, 2004, onward.

Also, it is understood that this announcement indicates official support for the establishment of a derivatives trading market, which is beneficial to the Bank. This is because it will permit the Bank to use commodity derivatives as another risk management tool against commodity price volatility in order to further expand the range of products that the Bank offered to our customers.

- **Authorization for Commercial Banks to Engage in Basket Credit Derivatives Transactions**

On April 26, 2004, BoT released a circular, no. BOT.FPG.(21)C.54/2004, on, "Authorization for Commercial Banks to Engage in Basket Credit Derivative Transactions", for a total of four types of transactions, namely –

1. First to Default Swaps (FTDS)
2. First to Default Credit Linked Notes/Deposits (FTDN)
3. Proportionate Credit Default Swaps (Proportionate CDS)
4. Proportionate Credit Linked Notes/Deposits (Proportionate CLN)

It is also noted that this announcement, which became effective April 22, 2004, has the purpose of continuing support for new types of financial transactions, and will assist in risk management and investment by banks and other investors. This is beneficial to the Bank, as it increases our scope of financial services that the Bank can provide to customers. In addition, it opens the opportunity for a new type of investment in the debentures market for investors.

[1] The details of the regulatory changes during the first quarter of 2004 -- which include tax measures in support of debt restructuring, the Financial Sector Master Plan, removal of ceiling for deposit interest rates, and measures for the control of credit card business -- can be obtained from the MD&A report for the quarter ending March 31, 2004.

1.2 Direction of Business Operations

During the first half of 2004, KASIKORNBANK continued to improve business operations by using the Balanced Scorecard concept as a tool to achieve our goals with efficiency and rapidity. The concept also helped the Bank in handling problems and adjusting operations to reflect the changing business environment. To enhance opportunities and potential growth, the Bank continued to pursue and closely monitor the strategic programs that have been implemented.

To create value to customers, shareholders, employees, and the Kingdom, the Bank continues to focus on good corporate governance practices, which are in line with those of the Stock Exchange of Thailand and the Bank of Thailand. Employees have been instructed of good corporate governance concepts to foster better understanding and raise awareness of the Bank's Code of Business Conduct and employee ethics.

In addition to improving operations, the Bank also realizes the importance of creating and enhancing social value. During the first half of 2004, the Bank carried out two charitable projects as follows:

1. The "Clear Water Project to Commemorate the Queen's 72nd Anniversary". This project was organized in honor of Her Majesty the Queen on the auspicious occasion of her 72nd Birthday Anniversary, aimed at raising awareness and responsibility toward preserving the quality of natural water resources. All Thai elementary and secondary students were invited to submit their project proposals for the preservation of natural water resources in their communities. The projects selected will receive funds from the Bank to support education and activities for water resource preservation. Funds totaling Baht 72 million will be donated, with 1,750 projects expected to be established.
2. The "KBANK Little League" project. This project organized a soccer competition for youths aged 9-12, aimed at creating good sportsmanship among youths and strengthening their relationships with their families, schools, and the society, as well as keeping them away from drugs and gambling. Funds for education were set aside to reward the five winning teams and four outstanding players.



On July 26, 2004, the Bank received three awards at the "SET AWARDS 2004", held by the Stock Exchange of Thailand (SET) and Money and Banking Magazine, to honor listed companies, securities companies, and investment management companies with remarkable operations, management, and services in 2003. These awards included -

1. "Best Performance Award" for listed companies in various industries having distinguished financial position and operations in 2003.
2. "Best Corporate Governance Report Award" for listed firms with the most outstanding corporate governance reports in accordance with the SET's 15 regulations.

3. “Best Investor Relations Award” for listed firms conducting the most efficient investor relation activities.

Aside from domestic awards, the Bank’s accomplishments were also recognized overseas. We received the “Best Bank Award” from the Euromoney magazine for having a competitive mind-set and an excellent management style, as evidenced by the Bank managing to recover after the Asian Financial Crisis and its subsequent fast growth.

2. Operating Performance and Financial Position Analysis

2.1 Operating Performance

❑ Operating Performance in the Second Quarter of 2004

Operating Performance

(Million Baht)

	Q2-2004	Q1-2004	Changes (%)	Q2-2003	Changes (%)
Income from interest and dividends	8,120	7,937	2.31%	8,275	(1.87%)
Interest expense	1,730	1,874	(7.68%)	3,508	(50.68%)
Net income from interest and dividends	6,390	6,063	5.40%	4,767	34.05%
Reversals on bad debts and doubtful accounts	(2,050)	(2,156)	4.92%	(3,525)	41.84%
Loss on debt restructuring	2,215	2,546	(13.00%)	2,889	(23.33%)
Normalized provisions	200	200	0.00%	200	0.00%
Non-interest income	1,834	3,367	(45.53%)	7,174	(74.44%)
Non-interest expense	4,622	4,437	4.17%	4,134	11.80%
Income tax expense	20	19	5.26%	1	1,900.00%
Minority interests in net income	(15)	(12)	(25.00%)	(6)	(150.00%)
Net Income	**3,202**	**4,372**	**(26.76%)**	**8,236**	**(61.12%)**

For the second quarter of 2004, the Bank's consolidated net income totaled Baht 3,202 million, decreasing by Baht 1,170 million, or 26.76 percent, from the first quarter. This followed a decrease in non-interest income of Baht 1,533 million, due partly to a decline in gains on investments as the bond and debt markets in the second quarter were less buoyant than in the first quarter. Also contributing to this quarter-on-quarter decrease was a drop in gains on reclassification of investments totaling Baht 461 million. At the same time, non-interest expense increased by Baht 185 million. These factors offset an increase in net income from interest and dividends of Baht 327 million.

Compared to the second quarter of 2003, the Bank's consolidated net income decreased by Baht 5,034 million, or 61.12 percent. This was attributed to a drop in non-interest income totaling Baht 5,340 million, due mainly to decreases in gains on reclassification of investments and gains on investments totaling Baht 3,398 million and 2,022 million, respectively. Also contributing to the year-on-year decrease in the Bank's consolidated net income was a rise in non-interest expense totaling Baht 488 million.

❑ Net income from interest and dividends

For the second quarter of 2004, the Bank's consolidated net income from interest and dividends were Baht 6,391 million, increasing by Baht 327 million, or 5.41 percent, over the first quarter. This was due mainly to an increase in interest income from loan expansion. At the same time, interest expense showed a decrease, resulting from the redemption of Subordinated Debentures Cum Preferred Shares No. 1 and Subordinated Debentures of the Thai Farmers Bank Public Company Limited No. 2 on January 12, 2004.

Compared to the same period of last year, net interest and dividend income increased by Baht 1,623 million, or 34.07 percent. This was due to a decrease in interest expense from long-term borrowing deposits, following the aforementioned redemption of debentures, as well as declines in loan and deposit rates.

❑ Provisions for Allowance for Doubtful Accounts

From the third quarter of 2003 onward, the Bank set aside an allowance for doubtful accounts on normal loans at 1 percent of the net increment of normal loans. As a result, in the second quarter, the Bank incurred loan loss expense due to an increase in normal loans equal to Baht 330 million, following an increase in normal loans of Baht 32,968 million over that of the end of the first quarter.

Regarding normalized provisions, the Bank has targeted normalized provisioning of 0.50 percent of total loans for both performing and non-performing loans. Normalized provisioning has been gradually accumulated on a quarterly basis starting from the second quarter of 2002. For the second quarter of 2004, the Bank set up normalized provisioning of Baht 200 million, resulting in an accumulated amount of Baht 2,000 million as of June 30, 2004.

❑ Non-interest Income

In the second quarter, the Bank's consolidated non-interest income was Baht 1,834 million, decreasing by Baht 1,533 million, or 45.53 percent, from the first quarter. This was due to a decline in gains on investments totaling Baht 1,105 million, following less buoyant bond and debt markets compared to the first quarter, and an increase in allowances for impairment of investments in securities. Also leading to this quarter-on-quarter decrease was a decline in gains on reclassification of investments totaling Baht 461 million, as the fair value of transferred restructured loans was less than their cost value. However, fees and service income showed an increase of Baht 54 million, primarily achieved from broker-dealer and underwriter services.

Compared to the same period of last year, the Bank's consolidated non-interest income decreased by Baht 5,340 million, or 74.44 percent, due mainly to a reduction in gains on reclassification of investments totaling Baht 3,398 million. This sharp drop was due to a comparison to a high base in the second quarter of last year, when the Bank's AMCs were instructed by the BoT to immediately recognize the difference between cost and fair value of their transferred restructured loans all at once. Also contributing to this year-on-year decrease was a drop in gains on investments of Baht

2,022 million, as a favorable capital market situation helped raise profit on sales of equity and debenture instruments in the second quarter of 2003. Gains on exchange also show a decrease of Baht 236 million, as the Bank achieved realized profits from closing foreign branches during the second quarter of 2003.

❑ Non-interest Expense

The Bank's consolidated non-interest expense in the second quarter of 2004 was Baht 4,622 million, increasing by a total of Baht 185 million, or 4.17 percent, over the first quarter. This quarter-on-quarter rise was due to increases in personnel expense and other expenses totaling Baht 74 million and 63 million, respectively, with the latter being primarily due to decreased reversals on impairment of other assets and increased losses on sales of foreclosed properties. Premise and equipment expenses also rose by a total of Baht 61 million, mainly from equipment repair and maintenance expense and branch office rental expense.

In a year-on-year comparison, the Bank's consolidated non-interest expense in the second quarter rose by Baht 488 million, or 11.81 percent. This was due to an increase in personnel expense, following increased employment, in line with a higher volume of business transactions. Fees and service expense also showed increases of Baht 197 million, including business consulting and legal liquidation fees.

❑ Operating Performance in the First Half of 2004

Operating Performance

(Million Baht)

	H1-2004	H2-2003	Changes (%)	H1-2003	Changes (%)
Income from interest and dividends	16,057	16,186	(0.80%)	16,600	(3.27%)
Interest expense	3,604	5,903	(38.95%)	7,309	(50.69%)
Net income from interest and dividends	12,453	10,283	21.10%	9,290	34.05%
Reversals on bad debts and doubtful accounts	(4,206)	(5,864)	(28.27%)	(6,962)	(39.59%)
Losses on debt restructuring	4,761	7,019	(32.17%)	6,442	(26.09%)
Normalized provisions	400	400	0.00%	400	0.00%
Non-interest income	5,201	3,895	33.53%	9,798	(46.92%)
Non-interest expense	9,059	8,639	4.86%	8,314	8.96%
Income tax expense	39	33	18.18%	0	n.a.
Minority interests in net income	(27)	(20)	(35.00%)	(11)	(145.45%)
Net Income	**7,574**	**3,931**	**92.67%**	**10,884**	**(30.41%)**

For the first half of 2004, the Bank's consolidated net income totaled Baht 7,574 million, increasing by Baht 3,643 million, or 92.67 percent, over the second half of 2003. This was due to an increase in net income from interest and dividends totaling Baht 2,170 million, following a decrease in interest expense after the redemption of

Subordinated Debentures Cum Preferred Shares No. 1 (SLIPS) and Subordinated Debentures of the Thai Farmers Bank Public Company Limited No. 2 on January 12, 2004. Also contributing to the rise was an increase in non-interest income of Baht 1,306 million, due partly to increases in gains on investments and fees and service income of Baht 1,335 million and 98 million, respectively.

Compared to the first half of 2003, the Bank's consolidated net income decreased by Baht 3,310 million, or 30.41 percent. This was attributed to a decrease in non-interest income totaling Baht 4,596 million, due to declines in gains on reclassification of investments, gains on investments, and gains on exchange of Baht 3,386 million, 1,485 million, and 346 million, respectively. Meanwhile, non-interest expense increased by Baht 745 million.

2.2 Financial Position Analysis

Financial Position

(Million Baht)

	Jun 30, 2004	Mar 31, 2004	Changes (%)	Jun 30, 2003	Changes (%)
Assets	**806,225**	**804,286**	**0.24%**	**797,472**	**1.10%**
Liabilities and Shareholders' Equity					
- Total liabilities	750,623	751,020	(0.05%)	750,732	(0.01%)
- Total shareholders' equity	55,602	53,266	4.39%	46,740	18.96%
Total Liabilities and Shareholders' Equity	**806,225**	**804,286**	**0.24%**	**797,472**	**1.10%**

❑ Assets

As of the end of the second quarter, the Bank's total consolidated assets were Baht 806,225 million, increasing by Baht 1,939 million, or 0.24 percent, over the first quarter. Compared to the same period of 2003, this amount was up by Baht 8,753 million, or 1.10 percent. The items having significant changes are as follows:

- Loans, as of June 30, 2004, were at Baht 572,063 million, rising by Baht 20,908 million, or 3.79 percent, over the first quarter. Contributing to the increase were the following:
    - As of the end of June 2004, Bank-only loans totaled Baht 536,630 million (excluding loans to its subsidiaries of Baht 17,945 million). This amount increased by Baht 22,368 million, or 4.35 percent, over the first quarter. In the second quarter of 2004, net-of-repayment loans rose by Baht 24,931 million, while write-offs of bad loans from debt restructuring and legal liquidations totaled Baht 2,563 million.
    - Loans of the Bank's subsidiaries, as of the end of this quarter, totaled Baht 35,433 million, decreasing by Baht 1,460 million, or 3.96 percent from the first quarter. This decline was due to an increase in debt-settlement totaling Baht 1,447 million and write-offs of bad loans from debt restructuring totaling Baht 1,115 million, offsetting increased loans of Baht 1,142 million.

- Net investments, as of June 30, 2004, stood at Baht 138,299 million, increasing by Baht 14,231 million, or 11.47 percent, over the first quarter, as the Bank increased investments overseas, due to higher returns.
- Securities purchased under resale agreements, as of the end of June 2004, totaled Baht 3,888 million, decreasing by Baht 37,112 million, or 90.52 percent, from the first quarter, due to the Bank's increased loans and investments abroad and decreased liquidity.

❑ Liabilities and Shareholders' Equity

Total consolidated liabilities of the Bank, as of June 30, 2004, were Baht 750,623 million, decreasing by Baht 397 million, or 0.05 percent, from the first quarter. Compared to the same period of last year, this amount dropped by Baht 109 million, or 0.01 percent. Consolidated liabilities that changed significantly are as follows:

- Deposits, as of June 30, 2004, were Baht 700,612 million, declining by Baht 7,924 million, or 1.12 percent, from the first quarter. The decreased deposits were mainly in fixed and savings accounts.
- Total interbank and money market items, as of June 30, 2004, were at Baht 9,069 million, increasing by Baht 3,094 million, or 51.77 percent, over the first quarter. This was due largely to increases in current accounts of securities companies and rediscount of discounted promissory notes to the BoT, in compliance with the BoT policy encouraging more lending. At the same time, the Bank also carried out more structured note deals.
- Liabilities payable on demand, as of June 30, 2004, amounted to Baht 5,936 million, increasing by Baht 1,333 million, or 28.97 percent, over the first quarter, due mainly to an increase in uncashed cashier's checks.
- Forward exchange contract revaluation, as of June 30, 2004, stood at Baht 4,192 million, increasing by Baht 3,378 million, or 414.75 percent, over the first quarter. This was due to the weaker Baht, which led to a decrease in the value of forward exchange contracts as compared to the value at the report date, while not affecting the Bank's profits or losses, as the Bank maintained sound, squared-position transactions.

As of June 30, 2004, total consolidated shareholders' equity was Baht 55,602 million, increasing by Baht 2,336 million, or 4.39 percent, over the first quarter. This was due to an increase in retained earnings of Baht 3,227 million, mainly from the net profits in the second quarter. Compared to the same period of last year, this amount was up by Baht 8,862 million, or 18.96 percent, also due to increased net profits.

❑ Relationship Between Sources and Uses of Funds

As of June 30, 2004, the funding structure as shown in the Consolidated Financial Statement comprised Baht 750,623 million in liabilities and Baht 55,602 million in shareholders' equity, resulting in a debt-to-equity ratio of 13.50. The major source of funds on the liabilities side was deposits, which accounted for 86.90 percent of the total. Other sources of funds included interbank and money market items and borrowing, which accounted for 1.12 percent and 2.50 percent of the total, respectively.

The Bank and its subsidiaries' major use of funds was loans. As of June 30, 2004, loans amounted to Baht 572,063 million, resulting in a loan-to-deposit ratio of 81.65 percent. For the remaining liquidity, the Bank has invested in various liquid assets such as interbank and money market items, securities purchased under resale agreements, and investments in securities.

The major sources and uses of funds as of the end of June 2004 are categorized by contractual maturity periods in the following table:

The Bank and its subsidiaries' major sources and uses of funds

(Million Baht)

	Deposits				Loans			
Period	**Jun 30, 2004**	**%**	**Dec 31, 2003**	**%**	**Jun 30, 2004**	**%**	**Dec 31, 2003**	**%**
≤ 1 year	694,936	99.19%	676,843	98.82%	370,089	64.69%	357,154	65.18%
> 1 year	5,676	0.81%	8,103	1.18%	201,974	35.31%	190,764	34.82%
Total	**700,612**	**100.00%**	**684,946**	**100.00%**	**572,063**	**100.00%**	**547,918**	**100.00%**

The Bank and its subsidiaries' deposits with remaining maturity of less than or equal to 1 year at the end of June 2004 totaled Baht 694,936 million, rising by Baht 18,093 million, or 2.67 percent, over Baht 676,843 million at the end of 2003. Deposits with remaining maturity of over 1 year at the end of June 2004 were Baht 5,676 million, dropping by Baht 2,427 million, or 29.95 percent, from Baht 8,103 million at the end of 2003.

At the end of June 2004, the Bank and its subsidiaries had loans with remaining maturity of less than or equal to 1 year totaling Baht 370,089 million, rising by Baht 12,935 million, or 3.62 percent, over Baht 357,154 million at the end of 2003. Loans with remaining maturity of over 1 year amounted to Baht 201,974 million, increasing by Baht 11,210 million, or 5.88 percent, from Baht 190,764 million at the end of 2003.

From the above table, it can be seen that as of June 30, 2004, deposits with remaining maturity of less than or equal to 1 year were higher than loans with remaining maturity of less than or equal to 1 year. This is considered normal for commercial banks in Thailand, as they normally fund their lending or investments in long-term assets from short-term liabilities. However, since most deposits are renewed when their maturity comes due, it is likely that they will remain with the Bank longer than their stated contractual maturity, thereby helping to support funds for the Bank's lending. In addition, in managing liquidity, the Bank focuses on maintaining highly liquid assets and obtaining funds from various sources. This helps the Bank to obtain sufficient funds to meet cash needs with appropriate costs when deposits come due.

❑ Investments

The Bank and its subsidiaries' investments in securities consist of trading investments, available-for-sale investments, debt instruments held to maturity, and investments in subsidiaries and associated companies. A review of investments is carried out when there is a factor indicating that an investment might have become

impaired. Investments in securities, classified by type of investments, as of the end of June 2004 are shown below:

(Million Baht)

Type of Investments	Jun 30, 2004	%	Mar 31, 2004	%	Jun 30, 2003	%
Debt Instruments	**132,008**	**95.44%**	**116,797**	**94.14%**	**141,254**	**92.62%**
Government and State Enterprise Securities						
• Trading Investments	3,710	2.68%	1,713	1.38%	4,475	2.94%
• Available-for-sale Investments	54,798	39.62%	61,869	49.87%	69,363	45.48%
• Held-to-maturity Investments	29,144	21.07%	28,394	22.88%	23,262	15.25%
Private Enterprise Debt Instruments						
• Trading Investments	-	-	-	-	276	0.18%
• Available-for-sale Investments	3,698	2.67%	3,855	3.11%	2,978	1.95%
• Held-to-maturity Investments	342	0.25%	541	0.44%	1,580	1.04%
Foreign Debt Instruments						
• Available-for-sale Investments	25,920	18.74%	15,323	12.35%	20,411	13.38%
• Held-to-maturity Investments	14,396	10.41%	5,102	4.11%	18,909	12.40%
Equity Securities	**6,291**	**4.56%**	**7,271**	**5.86%**	**11,253**	**7.38%**
Available-for-sale Investments	1,447	1.05%	1,453	1.17%	1,882	1.23%
General Investments	4,503	3.26%	5,324	4.29%	8,083	5.30%
Investments in Subsidiary and Associated Companies	341	0.25%	494	0.40%	1,288	0.85%
Total Investments – Net	**138,299**	**100.00%**	**124,068**	**100.00%**	**152,507**	**100.00%**

❑ Liquidity

Cash and cash equivalents, according to the Bank's consolidated financial statement for the end of June 2004 totaled Baht 10,063 million, decreasing by Baht 8,636 million from the end of 2003, due to the following activities:

- Net cash from operating activities totaled Baht 35,092 million, as a result of changes in key operating assets and liabilities. Interbank and money market items (on the asset side) decreased by Baht 11,933 million, while securities purchased under resale agreements declined by Baht 27,822 million. At the same time, loans and deposits showed increases of Baht 30,203 million and 15,666 million, respectively.
- Net cash from investment activities was Baht 3,912 million. This amount comprises cash received from the disposal of available-for-sale investments, totaling Baht 54,927 million, redemption of debt instruments held to maturity of Baht 10,868 million, cash payments for available-for-sale investments of Baht 49,645 million, and cash payments for debt instruments held to maturity of Baht 19,177 million.
- Net cash used in financial activities totaled Baht 39,815 million.

❑ Capital Expenditures

In the first half of 2004, the Bank and its subsidiaries' capital expenditures were primarily for information technology (IT), totaling Baht 829 million. Other capital expenditures of Baht 93 million were also made to enhance service efficiency.

2.3 Capital Requirements and Credit Ratings

❑ Capital Funds

As of June 30, 2004, the Bank and its subsidiaries had a capital base of Baht 71,951 million, comprising Tier-1 capital totaling Baht 41,151 million, and Tier-2 capital totaling Baht 30,800 million. The capital adequacy ratio of the Bank and its asset management companies, Phethai and Ploy AMCs, equaled 12.65 percent, significantly above the Bank of Thailand's minimum requirement of 8.50 percent. Details of the capital adequacy ratio of the Bank and its AMCs follow:

Capital Adequacy Ratios*

	Jun 30, 04	Mar 31, 04	Dec 31, 03	Sep 30, 03	Jun 30, 03	Mar 31, 03	Dec 31, 02
Tier-1 Capital	7.23%**	6.81%	10.46%	10.73%	8.82%	8.27%	8.44%
Tier-2 Capital	5.41%	5.30%	7.02%	4.92%	5.05%	5.01%	5.90%
Total Capital Requirements	**12.65%****	**12.11%**	**17.48%**	**15.64%**	**13.87%**	**13.28%**	**14.34%**

Note: * These ratios do not include the net profits of each accounting period. According to BoT regulations, the first period's net profits shall be included in capital, after approval by the Bank's Board of Directors. The second period's net profits shall be included in capital after approval by a General Meeting of Shareholders. However, if there is a net loss, the loss must be deducted from capital immediately.

** Not including the first period's net profits, as of June 30, 2004. Should the first period's net profits, as of June 30, 2004, be included, the capital adequacy ratio of Tier-1 capital and of total capital requirements would be equal to 8.57 percent and 13.99 percent, respectively.

❑ Maintenance of Ratios

The Bank maintains liquid assets, on average, at least 6.00 percent of deposits and borrowing, in compliance with BoT regulations. As of June 30, 2004, the Bank had cash and deposits at the Bank of Thailand, including eligible securities, totaling Baht 93,918 million.

❑ Credit Ratings

During the second quarter of 2004, Standard & Poor's and Fitch Ratings upgraded their credit ratings on the Bank, while Moody's Investors Services maintained its credit rating on the Bank. Details are shown in the following table.

Credit Ratings Agency		June 30, 2004	March 31, 2004
Moody's Investors Services * **			
Long-term	- Debt	n.a.*	n.a.*
	- Subordinated Debt	Baa2	Baa2
	- Deposit	Baa1 **	Baa1**
Short-term	- Debt/Deposit	P-2	P-2
Outlook		Stable	Stable
Standard & Poor's * **			
Long-term	- Debt	BB+	BB
	- Subordinated Debt	B+	B+
Short-term	- Debt/Deposit	B	B
Outlook		Positive	Positive
Fitch Ratings * **			
International credit ratings			
Long-term	- Debt	BBB	BBB-
	- Subordinated Debt	BBB-	BB+
Short-term	- Debt/Deposit	F3	F3
Outlook		Stable	Stable
National credit ratings			
Long-term	- Debt	AA(tha)	AA-(tha)
	- Subordinated Debt	AA-(tha)	A+(tha)
Short-term	- Debt/Deposit	F1+(tha)	F1+(tha)
Outlook		stable	stable

Remarks * Moody's Investor Services does not assign ratings on the Bank's long-term debt.

** Long-term deposit is rated only by Moody's Investor Services.

*** The investment grade of long-term credit ratings for Moody's Investors Services, Standard & Poor's, and Fitch Ratings are from Baa3, from BBB- and from BBB-, respectively. For short-term credit ratings, the investment grade for these three agencies is from P-3, A-3, and F3, respectively.

3. Operations of Business Groups

3.1 Business Overview

KASIKORNBANK's businesses are divided into three main groups: the Corporate Business Group, Retail Business Group, and Treasury Group. During the second quarter of 2004, although uncertainties surrounding the economy have affected the Bank's performance to some extent, each group was able to adopt individual strategies to mitigate problems and speed up operations according to set plans and targets. At the same time, various operations were prepared for the implementation of the BoT's Financial Master Plan to enhance the Bank's competitiveness.

3.2 Corporate Business Group

The Corporate Business Group provides services to customers with sales volumes over Baht 50 million per annum. To enhance product presentation and financial services, the Corporate Business Group divides its customers into 3 segments - large corporate, or "multi-corporate banking"; medium corporate, or "corporate banking"; and small corporate, or "business banking" - segments. The main products of the group include domestic credit products and letters of indemnity-borrowing, trade finance, corporate finance, foreign exchange services, cash management services, and securities services.

□ **Changes in Operating Environment**

During the first half of 2004, domestic businesses were affected by various negative factors, such as the outbreak of the avian influenza, the unrest in the South, and a jump in oil prices. Although the Minimum Lending Rates remained unchanged during the first half, due to continued excess liquidity, yields in the debt market started to increase, following expectations about U.S. Fed Funds rate hikes, which helped increase large corporate businesses' demand for long-term fixed-interest loans from commercial banks. Meanwhile, most banks continued to focus on their fee-based products, which included letters of indemnity-borrowing, trade finance, corporate finance, foreign exchange, cash management services, and securities services. KASIKORNBANK has remained cautious, while focusing on increasing its market share of qualified customers through new product development, pricing, and efficient proactive marketing strategies.

□ **Business Operations in the First Half**

- **Customer Segment**

▪ **Multi-Corporate Banking**

During the first half of 2004, despite uncertainty from economic environments, the Bank managed to achieve on-target loan expansion, especially in loans to large state enterprises and the petrochemical business. Fee-based income also increased, from syndicated loans, financial derivative products, and financial advisory services for fund restructuring and fund raising. Trade finance transactions also increased as the Bank provided services designed to better fit each customer group's needs.

- **Corporate Banking**

During the first half of 2004, the Bank's loan expansion far exceeded targets, particularly in trade finance, in line with the country's export and import growth. This led the Bank to earn above-target interest income and increased fee-based income. At the same time, trade finance, foreign exchange and letters of indemnity-borrowing also performed well, as the Bank gained new customers in various industries, such as in the electronic parts, construction materials, auto parts, and petrochemical industries.

- **Business Banking**

Despite strong interest rate competition during the first half of 2004, the Bank was able to maintain our interest rate spread in loans extended to the business banking group and achieve on-target credit expansion, while the focus continued to be on domestic credit products. Fee-based income also increased, especially in letters of indemnity-borrowing, trade finance, foreign exchange, and cash management services. This was achieved through retaining existing customers, especially those having constant growth and sound credit records, and seeking new customers, especially SME customers, through the introduction of a new range of products, as well as complete services with superior efficiency.

- **Product Group**

- **Domestic Credit Products and Letters of Indemnity-Borrowing**

During the first half of 2004, the Bank developed new products to fit diverse business needs. Also, pre- and post-credit approvals were sped up by utilizing new technology and electronic channels. At the same time, the Bank continued to implement the Risk-adjusted Return on Capital (RAROC) system to achieve competitive and fair prices. These strategies have led the Bank to achieve on-target domestic credit expansion, while obtaining higher fee-based income from increased letters of indemnity-borrowing transactions and loans.

- **Trade Finance**

During the first half of 2004, the Bank's trade finance was well above-target, while fee-based income was on-target. The strategy has been to maintain existing customers with sustainable potential, while capturing new customers in industry groups showing sound growth. The Bank also introduced a wide range of products designed to better fit customer needs and offered advisory services by well-trained product specialists. To serve small customers, the Bank, in cooperation with business allies, provided new express transfer services, starting in the second quarter of 2004.

- **Corporate Finance**

During the first half of 2004, returns in the domestic debt market showed great fluctuation. Bond yields declined during the first quarter, but surged sharply during the second quarter, due to expectations about U.S. Fed Funds rate hikes and continued U.S. economic growth. Following volatility and an upward direction in domestic bond yields, investors shifted their investments to short-term debt instruments and floated-interest debt instruments. To increase the market share in the debt market, the Bank employed various strategies, including offering private sector and state-enterprise debt instruments to retail investors through branches, which would help reduce the issuer's offering risk, while also facilitating investment processing for retail investors. The

Bank was also an underwriter of debentures cum derivatives for institutional investors, which help reduce risk to both bond issuers and institutional buyers. From this, the Bank continued to be one of the top three underwriters in terms of market share in both private and public bonds listed at the Thai Bond Dealing Center (TBDC) during the first half of 2004.

The Bank successfully expanded syndicated loans and project finance services and continued to provide financial advisory services to several large projects. Financial advisory services in funding and tailor-made Structured Finance products designed to fit individual business needs were also offered.

- **Foreign Exchange Service**

During the second quarter of 2004, exchange rates fluctuated in a wider range than in the first quarter. This was due to expectations about changes in U.S. interest rate policy, in tandem with U.S. economic recovery. To help reduce the exchange rate and interest rate risk of corporate and state enterprises, a variety of financial derivative products were provided.

Following an upward trend in money market medium and long-term interest rates, which was in line with overseas rates, while the Baht being weakened, hybrid financial derivative instruments, with their notable flexibility, were offered to customers to help facilitate their cost management. The Bank also developed additional derivative instruments to facilitate commodity risk management, in compliance with the BoT's money market development policy.

- **Cash Management**

Although cash management business was pressured by intense competition among banks, both Thai and foreign, the Bank was able to sustain our existing customer base and gaining new customers, while planning to encourage more transactions. To enhance the effectiveness of proactive strategies to expand our customer base, the Bank continued to improve cash management services through the introduction of new products, well-trained staff, plus improved sales and after-sales services. Special units were established in the first quarter to further facilitate services, in addition to those provided by the Bank's Call Centers. In the second quarter, the Electronic Invoice Presentment & Payment (EIPP) and the On-line Direct Debit systems were installed to facilitate e-commerce transactions. These systems allow customers to view their outstanding balance information and make payments through the Bank's electronic system. In addition, the Financial System Integration system was installed to allow a direct connection with customers' Enterprise Resource Planning (ERP) systems.

- **Securities Services**

During the first half of 2004, the Bank's services in syndicated loans performed well, as a security agent for collateral control and a facility agent. This was due to expansion in large-scale industrial loans, following the country's continued economic growth, and increased public investment, especially during the first quarter. Securities services expanded further in the second quarter, as outstanding loans in the banking system continued to grow, while the capacity utilization rate at domestic manufacturers hovered around 70-80 percent, particularly in large-scale industries, such as automobiles and electronics.

During the second quarter, the net asset value of private and mutual funds declined, due to a fall in the Thai stock market and the redemption of hybrid debt-capital instruments (SLIPS/CAPS) of large commercial banks. Despite this, the Bank

was able to achieve higher fee-based income from securities investment services in the mutual fund area, particularly in custodial and registrar services. This was attributed to growth in mutual funds, due to continued low interest rates, the Ministry of Finance's tax incentives for capital market development, and the BoT permitting mutual funds to invest in foreign securities markets. To handle a greater volume of transactions with efficiency, electronic channels were improved, including more service channels for processing transactions.

❑ Business Banking Center : BBC

The Corporate Business Group has established Business Banking Centers to improve sales and service to corporate business customers. In sales, current strategies include the introduction of more products and loan facilities, and the promotion of better bank-customer relationships. On the service front, the Centers not only provide a full range of financial services, but also simultaneously handle complex transactions, including normal banking transactions, commercial loans, and cash management services, with trade finance to be added in the near future. At the end of June 2004, 20 Centers were opened in Bangkok and the Metropolitan Region, 6 Centers upcountry, making for a total of 26 Centers nationwide.

❑ Financial Position

Corporate Business Group Credit Classified by Customer Segment

(Million Baht)

	Percent of total CBG's loans	Loans		Changes	
		Jun 30, 2004	Dec 31, 2003	Million Baht	Percentage change
Corporate Business Group	**100.00%**	**178,851**	**160,004**	**18,847**	**11.78%**
Customer segment					
Multi-corporate Banking Segment	26.20%	46,854	46,197*	657	1.42%
Corporate Banking Segment	40.75%	72,886	58,677*	14,209	24.22%
Business Banking Segment	33.05%	59,111	55,130*	3,981	7.22%

Note: * The figures differed from those stated in MD&A report for the year ending December 31, 2003, due to the reclassification of customer segments, following changes in their sales volumes.

As of the end of June 2004, the Corporate Business Group's total loans stood at Baht 178,851 million, increasing by Baht 18,847 million or 11.78 percent over the end of 2003. Categorized by customer segment, the increase in the Group's total loans in the first half of 2004 was due mainly to a 24.22 percent increase in corporate banking segment's credit over the end of 2003, due to higher trade finance credit for export-import related business. The business banking segment's loans expanded by 7.22 percent over the end of 2003, while the multi-corporate banking segment's credit grew by 1.42 percent, as some multi-corporate banking businesses switched to finance from the capital market.

Corporate Business Group Credit Classified by Product Group

(Million Baht)

	Percent of total CBG's loans	Loans		Changes	
		Jun 30, 2004	Dec 31, 2003	Million Baht	Percentage change
Corporate Business Group	**100.00%**	**178,851**	**160,004**	**18,847**	**11.78%**
Product group					
Domestic credit products	71.16%	127,245	120,496	6,749	5.60%
Trade finance	26.57%	47,536	36,400	11,136	30.59%
BIBF	2.14%	3,829	2,688	1,141	42.47%
Other loans	0.13%	241	421	(180)	(42.70%)

Categorized by product group, as of the end of June 2004, the products having the largest loan expansion were trade finance loans, which rose by Baht 11,136 million over the end of 2003, following higher volumes in export and import transactions. Domestic credit loans showed an increase by Baht 6,749 million over the end of 2003, while BIBF loans increased by Baht 1,141 million, due to capital restructuring of some businesses to reduce exchange rate risk.

3.3 Retail Business Group

The Retail Business Group is responsible for developing and managing customer relationships with retail businesses and individual customers. Based on monthly sales or income, customers are divided into 4 segments: owner-operators, platinum customers, middle-income customers, and transactors. To meet demands of each customer segment, Retail Business Group offers a wide variety of products, including loans and working capital credit lines for businesses, consumer loans, mortgages, credit cards, as well as deposit and fee-based products. Sales and service channels used include direct sales teams, the branch network, customer service centers, plus electronic and telephonic channels.

❑ **Changes in Operating Environment**

Changes in the business environment of each type of product are as follows:

- **Retail Business Lending**

During the first half of 2004, despite being adversely affected by various negative factors, the Thai economy continued to show satisfactory growth. It is likely that economic activities will continue to expand toward the end of 2004, which would help boost loan demand. The factors fostering expansion in the economy include growth in public spending, private investment, tourism, and exports, as well as high industrial capacity utilization rate.

- **Credit Card Products**

During the first half of 2004, the competition in credit card business was heightened by the BoT's directives concerning credit card business. These directives place stricter requirements on qualifications of cardholders, focusing on income,

minimum monthly installment, the size of credit line limits, and the cancellation of credit cards, whose holders are over three months' remiss in paying an installment on their cards. Tightened competition was evident in the second quarter as credit card issuers utilized various strategies, including point-accumulation and reward programs, to increase fee-based income from credit card products and credit card spending. Meanwhile, the competition to increase the Bank's share of card accepting stores was also intense, with pricing competition being used as the main strategy. The Electronic Data Capture (EDC) machines were being readied to handle new types of credit cards, or chip cards, which, according to Visa International and MasterCard International's requirements, have to be in place by January 1, 2006,

□ **Business Operations in the First Half**

To better serve customer needs and promote sales in our Bancassurance business, the Bancassurance information was added in the Bank's main website, with a premium calculation program being offered for non-life insurance to facilitate Bancassurance business at branches. A premium calculation program for life insurance was also developed, expected to be implemented nationwide in the third quarter of 2004.

To provide more alternatives for saving and to increase fee-based income, the Bank, in cooperation with KASIKORN Asset Management Co., Ltd., launched two open-ended flexible portfolio funds, focusing on investment in debt instruments. These funds consisted of the Ruang Khao Income 6 Fund worth Baht 4,806 billion and the Ruang Khao Income 7 Fund worth Baht 3,977 billion. This led to a net increase in fund sales totaling Baht 20,394 billion as of the end of the second quarter.

Developments and improvements in products and services during the first half, classified by product group, are as follows:

- **Retail Business Lending**

Aiming at satisfying customer needs and enhancing their potential, the Bank organized many seminars, in cooperation with business allies, and circulated a KBANK SME Newsletter to provide information about general economic matters and business management. Booths were also set up at many fairs to provide information about the Bank's products and services. The Bank also improved our credit approval process continually, including service and analysts' skills to promote greater accuracy in the analysis of cash flow and collateral appraisal processes.

- **Consumer Loans**

During the first half of 2004, to promote growth in housing loans, the Bank, in cooperation with project allies, offered special interest rates to customers and organized various marketing campaigns, particularly the setting up of booths at many fairs. To enhance the quality and efficiency of customer loan services, the Credit Management and Administration System (CMAS) was employed, which includes sales preparation, credit ratio management, and debt collection features.

- **Credit Cards**

To encourage credit card spending, the Bank organized various marketing campaigns, including the introduction of the Kurve Card to new users and offering discounts and privileges, in cooperation with leading stores. As for the competition to increase our share of card accepting stores, the Bank, in cooperation with business allies, expanded services to large-scale stores and initiated the "Delay Payment"

system to enhance the security of repayments via the Bank's ZIP-ZAP machines. Meanwhile, wireless and regular EDC machines were installed at stores to increase purchase of sales slips.

- **Internet Banking**

During the first half of 2004, the Bank continued to improve our electronic services. As of the end of June 2004, the number of customers using e-Internet Banking increased by 12.79 percent over that at the end of the first quarter. Meanwhile, transactions processed via Internet banking during the second quarter rose by 9.18 percent over the previous quarter. To improve e-Mobile Phone Banking, the Bank began implementation of the Mobile Payment Club (MPC) project in July 2004. This project, initiated earlier in the year, provides bill payment facilities via AIS and DTAC mobile phone systems, and inter-account transfers between the Bank's savings and current accounts. For e-Commerce & m-Commerce, to comply with Visa International's "Verified by VISA" policy, the e-commerce transaction security system was enhanced and installed in July 2004. To improve the Bank's e-Phone service, passwords were changed from 4 digits to 5 digits and the number of service lines was increased, and staff was monitored on-service. During the second half of 2004, the Bank plans to install additional 15 e-Cash Deposit machines at branches and additional 200 ATM machines to encourage more electronic payment transactions.

- **Deposit and Fee-based income**

To increase fee-based income and expand the customer base, the Bank organized marketing campaigns to attract new applicants for the Flex-c debit card, with such promotion as offering gifts for applications submitted by the deadline and several other sales promotion projects.

❑ Financial Position

- **Loans**

Retail Business Group credits classified by products

(Million Baht)

	Percent of total RBG's loans	Loans		Changes	
		Jun 30, 2004	Dec 31, 2003	Million Baht	Percentage change
Total	**100.00%**	**241,546**	**224, 185**	**17,361**	**7.71%**
Retail business lending	76.13%	183,901	171,789	12,112	7.05%
Housing loans	18.41%	44,478	40,653	3,825	9.41%
Credit card products	4.48%	10,813	9,848	965	9.80%
Other loans	0.97%	2,354	1,895	459	24.17%

As of June 30, 2004, the Retail Business Group's total outstanding loans were Baht 241,546 million, increasing by Baht 17,361 million, or 7.71 percent, over the end of 2003. The increase was attributable to rises in housing loans, credit card products, and retail business lending, being mostly long-term loans and promissory notes.

- **Deposit Products**

As of June 30, 2004, the Bank's total deposits amounted to Baht 602,821 million, rising by Baht 10,165 million, or 1.72 percent, over the end of 2003, following an increase in passbook savings deposits, especially in individual and current account

depositors. The Bank's total deposits were ranked as the third largest in the Thai banking system.

Proportion of deposits (including financial institutions' deposits) classified by product group as of June 30, 2004



Savings Account
303,686 MB
50.38%
Fixed Deposits
284,828 MB
47.25%
Current Accounts
14,306 MB
2.37%
3 Months
226,105 MB (79.38%)
6 Months
4,981 MB (1.75%)
1 Year
36,672 MB (12.88%)
> 2 Years
16,279 MB (5.72%)
Taweesup 790 MB
(0.28%)

3.4 Treasury Group

The Treasury Group's responsibilities include asset and liability management and the trading of foreign currencies, equity securities, debt instruments, and derivatives. The goal is to manage investments to achieve maximum benefit within appropriate risk levels, and in line with the Bank's policies, as well as the authorities' rules and regulations. The Group's tasks also include liquidity management in accordance with the Bank's policies and BoT requirements. The Group manages investments for trading purposes, which are generally short-term investments, and conducts financial instrument transactions for trading purposes in the area of foreign exchange, debt instruments, and derivative instruments.

- **Changes in Operating Environment**

During the first half of 2004, due to expectations about U.S. interest rate increases, short-term interest rates in both domestic and overseas markets fluctuated widely, before beginning to show a clear upward trend during the second quarter. This development had impacts on commercial bank investments in fixed-income securities. At the same time, liquidity dropped slightly, due to the redemption of Subordinated Debentures Cum Preferred Shares No. 1 (SLIPS) and Subordinated Debentures of the Thai Farmers Bank Public Company Limited No. 2. During the second quarter, the Bank's scope of financial services was broadened after the BoT issued a directive allowing banks to conduct basket credit derivatives transactions. In addition, the Bank was granted a license for conducting futures contract business by the Office of the Securities and Exchange Commission (SEC).

❑ Business Operations in the First Half

The Treasury Group continued to develop derivative instruments to provide new alternatives for investment and risk management. For equity market investments, the Bank maintained a strategy of not expanding investments in equity securities, while reducing portfolios when the opportunity arises. For fixed-income securities, the strategy was to adjust the investment scale to the current market situation. To raise fee-based income, the Group also increased investments in high return products, such as structured products, to be in line with the liquidity situation and returns in the market.

❑ Financial Position and Operating Performance

As of June 30, 2004, total investments of the Treasury Group were Baht 222,173 million, decreasing by Baht 56,634 million, or 20.31 percent, from the end of 2003. Compared to the first quarter, the Group's total investments decreased by Baht 33,862 million, or 13.23 percent.

Treasury Group's income

(Million Baht)

Type of Transaction	Percent of total TG's income	H1-2004	Q2-2004	Q1-2004	Changes during Q1-04 to Q2-04	
					Million Baht	Percentage change
Interest Income						
Interbank and money market items	22.47%	862	415	447	(32)	(7.16%)
Investments	50.07%	1,921	979	942	37	3.93%
Non-interest Income						
Gains on investments	17.17%	659	(152)	811	(963)	(118.74%)
Gains on exchange	10.29%	395	173	222	(49)	(22.07%)
Total	**100.00%**	**3,837**	**1,415**	**2,422**	**(1,007)**	**(41.58%)**

Note: The figures above are managerial figures.

During the first half of 2004, the Treasury Group's income totaled Baht 3,837 million, dropping by Baht 2,319 million, or 37.68 percent, from the same period in the previous year. This was due to decreases in interest and dividend income of Baht 816 million, as a result of a decline in liquidity, and non-interest income of Baht 1,503 million, following decreased gains on exchange and gains on investments in debt instruments.

As for the second quarter of 2004, the Group had total income of Baht 1,415 million, down by Baht 1,007 million, or 41.58 percent, from the first quarter. This was due to a decrease of Baht 1,012 million in non-interest income, following a drop in gains on investments, as a result of increases in bond yields, which had already been anticipated.

4. Risk Management and Risk Factors[2]

4.1 Credit Risk Management

The Bank has continually improved credit risk management. During the first quarter of 2004, to enhance credit risk management efficiency and facilitate credit approval processes for SME customers, the Bank introduced a new and expanded application form, which includes information requirements and an analytical framework to provide assistance for the retail sales force and branch personnel. In addition, during the second quarter of 2004, the Bank rolled out a simplified and focused set of policies and lending guidelines to enhance the quality of credit risk management and promote greater efficiency of the credit approval process for business outside Bangkok. This initiative will help standardize credit risk management and credit origination nationwide. In addition, the Credit Policy Department continued to train credit staff at branches, in Bangkok and the Metropolitan Region and upcountry, to have a better understanding of the credit culture and credit policy and procedures.

Details about the Bank's risk management in the first half of 2004 are as follows:

- **Outstanding Loans**

As of June 30, 2004, the Bank's consolidated outstanding loans stood at Baht 572,063 million, increasing by 3.79 percent over Baht 551,155 million as of March 31, 2004. In a year-on-year comparison, the amount rose by 4.41 percent over Baht 547,918 million as of June 30, 2003.

At the end of June 2004, 53.99 percent of the Bank's outstanding loans to customers were loans not exceeding Baht 20 million. Credit extended to the 20 largest borrowers, excluding Phethai and Ploy Asset Management Companies and KASIKORN Factoring, which are wholly-owned subsidiaries, accounted for Baht 45,810 million, or 8.26 percent of the Bank's total loan portfolio. Classified by customer type, juristic persons accounted for 327,052 million, or 58.97 percent of outstanding loans, while individual borrowings accounted for the remaining 41.03 percent. In terms of maturity, credit aging less than or equal to 1 year accounted for 64.70 percent of the Bank's total loans.

[2] The details of the overall Risk Management framework, Risk Management Principles, Market Risk Management, Liquidity Risk Management, Operational Risk Management, the Performance Evaluation in the form of Risk-adjusted Return on Capital (RAROC), and Economic Profit for shareholders can be obtained from the MD&A report for the year ended December 31, 2003

The Bank's Consolidated Lending Portfolio - Profile



Less than 20 MB
Over 20 MB
Credit amount
As of June 30, 2004
53.99
46.01
As of March 31, 2004
53.34
46.66
As of December 31, 2003
52.65
47.35
Juristic Persons
Individual Borrowings
Type of customer
As of June 30, 2004
58.97
41.03
As of March 31, 2004
57.28
42.72
As of December 31, 2003
57.18
42.82
Less than 1 Year
Over 1 Year
Credit maturity
As of June 30, 2004
64.70
35.30
As of March 31, 2004
67.56
32.44
As of December 31, 2003
68.36
31.64
0
20%
40%
60%
80%
100%

The Bank's consolidated lending portfolio, including accrued interest receivables, as of the end of June 2004 and the end of 2003, were as follows:

The Bank's Consolidated Lending Portfolio
(including Accrued Interest Receivables)



As of June 30, 2004
Others 8.91 %
Agricultural & Mining 3.08 %
Housing Loan 10.53 %
Utilities & Services 10.66 %
Real Estate & Construction 7.38 %
Manufacturing & Commerce 59.44 %
As of December 31, 2003
Others 8.03 %
Agricultural & Mining 3.48 %
Housing Loan 10.83 %
Utilities & Services 11.40 %
Real Estate & Construction 7.39 %
Manufacturing & Commerce 58.87 %

Loan portfolios are reviewed monthly, focusing on overall performance as well as each industry and business group's performance in terms of growth and quality.

- **Non-performing Loans**

As of June 30, 2004, the Bank's NPLs (using the BoT's new definition as in the directive, dated January 16, 2003) stood at Baht 58,957 million, equal to 10.60

percent of the total outstanding credit[3]. This amount decreased from Baht 64,744 million at the end of March 2003 and Baht 85,387 million from the same period of last year, accounting for 12.06 and 17.23 percent of the total outstanding credit[3], respectively. The Bank's NPLs over the past five quarters (with historical NPLs restated in accordance with the BoT's new definition for comparison purposes) are shown in the table below.

(Million Baht)

Quarter ended	Jun 30, 2004	Mar 31, 2004	Dec 31, 2003	Sep 30, 2003	Jun 30, 2003
NPLs at end of the quarter	58,957	64,744	68,316	79,495	85,387
Percentage of total outstanding credit[3]	10.60%	12.06%	12.84%	15.65%	17.23%

In the second quarter of 2004, the Bank entered into debt restructuring agreements with borrowers with pre-written-off outstanding credit totaling Baht 11,926 million, decreasing from the level in the previous quarter and from the level in the same period of last year. The details of debt restructuring and losses from debt restructuring in the past five quarters are shown in the following table.

(Million Baht)

Quarter ended	Jun 30, 2004	Mar 31, 2004	Dec 31, 2003	Sep 30, 2003	Jun 30, 2003
Debt restructuring	11,932	12,496	13,317	12,366	20,502
Losses from debt restructuring	2,201	1,540	3,408	1,932	2,540

- **Allowance for Doubtful Accounts**

As of June 30, 2004, the Bank's allowances for doubtful accounts stood at Baht 46,143 million. This amount accounted for 8.29 percent of total outstanding credit, which was equivalent to 141.41 percent of the level required by the BoT. The percentage of allowances for doubtful accounts to outstanding NPLs was 78.27 percent. Current allowances are believed to be adequate to absorb estimated and potential losses from debt restructuring, relapses in performing restructured loans, depreciation in collateral value, and potential loss sharing in debt restructured accounts, which have been transferred to the Thai Asset Management Corporation. The Bank's allowances for doubtful accounts over the past five quarters are shown in the table below.

(Million Baht)

Quarter ended	Jun 30, 2004	Mar 31, 2004	Dec 31, 2003	Sep 30, 2003	Jun 30, 2003
Allowance for doubtful accounts	46,413	47,712	49,915	51,924	53,083
Allowance as percentage of total outstanding credit	8.29%	8.89%	9.38%	10.23%	10.71%
Allowance as percentage of NPLs	78.27%	73.69%	73.06%	65.32%	62.17%

- **Foreclosed Properties**

[3] Including financial institutions.

As of June 30, 2004, foreclosed properties had a book value of Baht 15,114 million, accounting for 1.88 percent of the Bank's total assets, rising slightly over the previous quarter and the same period in the previous year. The Bank's foreclosed properties and the associated allowances over the past five quarters are shown below.

(Million Baht)

Quarter ended	Jun 30, 2004	Mar 31, 2004	Dec 31, 2003	Sep 30, 2003	Jun 30, 2003
Foreclosed properties at end of the quarter	15,114	14,839	14,201	15,151	14,569
Percent of the Bank's total assets	1.88%	1.85%	1.73%	1.87%	1.83%
Allowances for impairment of foreclosed properties	3,253	3,336	3,341	3,622	3,648
Percent of foreclosed properties	21.52%	22.48%	23.53%	23.91%	25.04%
Foreclosed properties sold	533	403	1,500	749	530
Losses from sales of foreclosed properties	(37)	2	(172)	(113)	(55)
Percent of foreclosed properties sold	(6.94%)	0.50%	(11.47%)	(15.09%)	(10.38%)

As of June 30, 2004, allowances for impairment of foreclosed properties stood at Baht 3,253 million, accounting for 21.52 percent of the book value of foreclosed properties. This ratio dropped from 22.48 percent in the previous quarter, as the market value of recently acquired foreclosed properties was greater than their book value, resulting in a decrease in the ratio of allowances for impairment of foreclosed properties to the book value of foreclosed properties. However, current allowances are believed to be sufficient to cover holding, maintenance and disposal expenses, and losses on the liquidation of foreclosed properties.

- **Phethai Asset Management Company Limited, and Ploy Asset Management Company Limited**

As of June 30, 2004, Phethai AMC had resolved and/or restructured NPLs amounting to Baht 37,412 million, or 57.77 percent of the total initial unpaid principal balance, with an expected recovery rate of 55.62 percent. Ploy AMC had resolved and/or restructured NPLs totaling Baht 29,830 million, or 72.42 percent of the total initial unpaid principal balance, with an expected recovery rate of 76.16 percent. The details of the NPL resolving and/or restructuring in the past five quarters are shown in the table below.

(Million Baht)

Quarter ended	Jun 30, 2004	Mar 31, 2004	Dec 31, 2003	Sep 30, 2003	Jun 30, 2003
Phethai Asset Management Company Limited					
Cumulative loans resolved/restructured	37,412	35,708	35,321	31,109	30,058
Percent of the total initial unpaid principal balance	57.77%	55.14%	54.55%	48.04%	46.42%
Ploy Asset Management Company Limited					
Cumulative loans resolved/restructured	29,830	28,413	29,238	28,109	27,183
Percent of the total initial unpaid principal balance	72.42%	68.98%	70.98%	68.24%	65.99%

4.2 Market and Liquidity Risk Management

To enhance the efficiency of market and liquidity risk management, during the first half of 2004, the Bank continued to improve asset and liability management, while initiating new types of derivative instruments to meet diverse customer needs and to create more alternatives for the Bank's risk management in the future. The Bank also developed a new system to comply with the BoT's new regulations regarding capital adequacy for market risk in trading activities, expected to be implemented in 2005.

4.3 Other Risk Factors

- **Risks from Guarantees and Avals**

Certain transactions with customers are in the form of guarantees on borrowing or performance, letters of credit, or avals on notes. Such transactions are considered as credit loans, which require submission of collateral. Regarding risk control in this area, the Bank uses the same criteria as those used for the Bank's normal credit approval process. At the end of June 2004, the Bank's contingent obligations were Baht 49,186 million, compared to Baht 45,541 million at the end of December 2003.

- **Risks Incurred from Contractual Obligations of Derivative Instruments**

The Bank conducts various derivative transactions as a tool for risk hedging, including exchange rate, interest rate, and the Bank's securities price risks. The Bank also provides derivative instrument trading services to customers and business allies to increase our fee-based income. As of June 30, 2004, the Bank had foreign exchange contracts on the purchase side of Baht 78,431 million, with Baht 234,430 million on the sales side, compared to Baht 53,309 million and 191,447 million at the end of December 2003, respectively. In addition, the Bank had interest rate contracts on the purchase side of Baht 58,724 million and Baht 58,660 million on the sales side, compared to Baht 23,743 million and 25,526 million at the end of December 2003, respectively.

- **Risks Related to Capital Adequacy**

As of June 30, 2004, the Bank's capital adequacy ratio, including the risk assets of Phethai and Ploy AMCs, was at 12.65 percent, which is significantly above the BoT minimum requirement of 8.50 percent. The Bank monitors capital closely, as it fluctuates with the Bank's operations.

5. Functional Groups

For greater efficiency within core business groups, during the first half of 2004, several development projects relating to such systems as human resources, operational infrastructure and information technology were implemented.

- **Building an Effective, Performance-Based Organization**

In the first half of 2004, the Bank undertook several initiatives to become a Performance-Based Organization, as well as a Competency-Based Organization, under the Performance Reward Opportunity (PRO) project, continuing from previous efforts in 2003. Rating for 2003 performance was assigned to each employee to assist in employee self-development for better management of operations by business group heads.

Besides this, the Bank has continued its efforts in the following ongoing projects:

- **Performance Management**

The Bank is planning to make changes to the standard clauses for annual salary increase and payment of bonuses, by using employee operational performance and the performance of the Bank's competitors as important criteria. These changes are intended to instill an incentive for higher performance by staff, so that their performance would be to their fullest abilities. The Bank has reviewed employee operational goals, to ensure that they are in line with the Bank's strategic goals, and also to affirm that there is fairness to all employees. Shared goals have been established for senior managers at the level of executive vice president and first senior vice president to stimulate a greater sense of accountability for the achievements and performance of the Bank, as a whole. For staff participating in the Bank's strategic projects, clearer guidelines for performance in operational management were established to promote properness and fairness in performance assessment and in consideration toward rewards and career opportunities.

- **Rewards**

The Employee Recognition Program has been implemented with the cooperation between heads of business groups and departments as an incentive for good performance by employees of the Bank.

- **Opportunities**

The Bank has reviewed the structure of its job families and career paths, designated by job family, in order to build clearer career paths for its employees, with a view toward identifying the required knowledge and skills that are appropriate to their tasks.

- **Retention Program**

It has been communicated to heads of departments having high turnover rates about their detrimental impacts on the Bank's goals. This was to raise awareness about retaining valuable employees and to encourage cooperation in finding systematic and concrete ways to reduce employees' turnover.

- **Centralized Back Office Reconfiguration Project**

Aside from the centralization of back office operations under the Centralized Back Office Reconfiguration Project at branches in Bangkok and the Metropolitan Region, which was completed in 2002, the Central Operation Department has also continually improved other operational processes. Beginning October 1, 2004, the country's provincial banknote management system will be changed to allow commercial banks to perform the operations of separation and counting of banknotes themselves, rather than having this done by provincial offices of the Ministry of Finance. To adjust to this new system, the Bank has prepared operations continually through the first half of 2004, including instituting several new regional Banknote Management Centers during the first quarter. For the new electronic Banknote Ordering System (BOS), the Bank continued to test the system from prior work in the first quarter and the results were satisfactory. This system is ready to begin operations in the Cash Operation Units in Bangkok on July 2, 2004, per the BoT deadline.

In addition, the Bank has made itself ready for the change to a new provincial check clearing system where signature verification, check clearing, and check return can be carried out by other branches, replacing these activities previously done at the home branch where the check was drawn. After a pilot project at Ratchburi province, the Bank will be ready to roll out this new system to the provinces in accordance with the BoT plan throughout 2004-2005.

- **Credit Services Unit & Centralized Lending Services Project (CSU/CLS)**

The Bank has continued with its credit operations development projects through the first half of 2004, in order that all post-credit approval processes become standardized and be of uniform quality. Also, to facilitate advance preparation of contractual documentation, and allow immediate presentation of contracts for lending customer signature without the need of delays and later appointments, the Bank has implemented a new contract format with the Document Management System (DMS). During the first quarter of 2004, the Bank entered into Phase 4 of this project, as planned. The system has been continually tested through the first half and became available for regular service on May 31, 2004.

Another project, the Document & Collateral Control System (DOS), aims to control the access, borrowing, and return of important documents stored in the system, in forms of both documents and computerized image files. This system has been continually tested since the first quarter until it was ready for actual used on June 14, 2004. At the same time, the Bank will be further enhancing this system, so that the staff at the various business groups will be able to conveniently access these computerized images files.

- **IT Security Policy and Implementation**

In order to safeguard the confidential information of our customers, the Bank has developed an IT Security Policy and IT Implementation Project. During the first and second quarters of 2004, to be in compliance with the BoT policy on IT security, the 'IT Security in Electronic Financial Services' was documented and submitted to the Board of Directors for their consideration and approval for implementation within the Bank. An advanced electronic mail filtering system has been added to the Bank's IT network to protect it from unwanted and/or inappropriate external communications or e-mail. Also, the Bank has organized an internal training program, entitled, "Application Security" for employees of the Bank involved with electronic products and services, as well as for the personnel of IBM (Thailand) who are also concerned

with this work.

At the same time, work proceeds on a secure communications system. The Bank, in cooperation with a selected external IT solution provider, has continued to improve the infrastructure of secure communication modes for use internally within the organization and between customers and the Bank. In addition, in cooperation with the Process Development Department and the Internal Risk Management Department, the Bank's IT personnel have been drafting operational procedures and analyzing operational risk in the Information Security Department.

❑ IT Outsourcing

During the first half of 2004, the Bank has continued work on its Transformation Plan. During this period, further work was done on improvements in the IP Network to various branches in the Bangkok Metropolitan Area, which was completed in July 2004. In addition to the above, the Disaster Recovery Plan is being improved to better cover some twenty-two mission-critical IT systems, which is expected be completed by October 2004. In addition, a 'Storage Area Network' has been installed for the Bank's midrange and Unix servers to increase the speed and efficiency of the IT system in storing data, as well as reduce the incidence of system errors in accomplishing this task.

6. KASIKORNBANK's Investments in Subsidiary and Associated Companies

The Bank's investments in subsidiary and associated companies as of June 30, 2004 are listed in the table below.

Details of Investments

Company Name	Place	Type of Business	No. of shares issued	No. of Shares Held	Percentage Held (%)	Type of Shares	First Half 2004 Operating Performance (Baht)
Investment in Asset Management Company							
1. Phethai Asset Management Co.,Ltd. (Formerly Thonburi Asset Management Co.,Ltd.) Tel. 0-2694-5000 Fax. 0-2694-5202	Bangkok	Services	800,000,000	799,999,993	99.99	Ordinary	287,076,557
2. Ploy Asset Management Co.,Ltd. (Formerly Chanthaburi Asset Management Co.,Ltd.) Tel. 0-2693-2020 Fax. 0-2693-2525	Bangkok	Services	500,000,000	499,999,993	99.99	Ordinary	(356,625,341)
Investment in Subsidiary and Associated Companies							
1. Kanpai Co.,Ltd. Tel. 0-2270-1261 Fax. 0-2270-1262	Bangkok	Services	200,000	199,993	99.99	Ordinary	9,637,076
2. Progress Plus Co.,Ltd. Tel. 0-2270-1272 Fax. 0-2270-1273	Bangkok	Services	230,000	229,993	99.99	Ordinary	8,768,553
3. Kasikorn Factoring Co.,Ltd. (Formerly Thai Farmers Heller Factoring Co.,Ltd.) Tel. 0-2290-2900 Fax. 0-2275-5165	Bangkok	Factoring	1,600,000	1,599,994	99.99	Ordinary	35,227,113
4. Progress Land and Buildings Co.,Ltd. Tel. 0-2273-3884 Fax. 0-2273-3883	Bangkok	Real Estate Development	20,000,000	19,999,992	99.99	Ordinary	19,158,954
5. Kasikorn Research Center Co.,Ltd. (Formerly Thai Farmers Research Center Co.,Ltd.) Tel. 0-2273-1874 Fax. 0-2270-1569	Bangkok	Services	100,000	99,993	99.99	Ordinary	14,765
6. Progress Facilities Management Co.,Ltd. Tel. 0-2273-3289-91 Fsx. 0-2273-3292	Bangkok	Services	50,000	49,993	99.99	Ordinary	1,598,936
7. Progress Management Co.,Ltd. Tel. 0-2273-3880-2 Fax. 0-2273-3883	Bangkok	Services	60,000	59,993	99.99	Ordinary	1,680,918
8. Progress Storage Co.,Ltd. Tel. 0-2273-3833 Fax. 0-2271-4784	Bangkok	Services	30,000	29,993	99.98	Ordinary	4,277,508
9. Progress Service Co.,Ltd. Tel. 0-2273-3293-4 Fax. 0-2273-3292	Bangkok	Services	20,000	19,993	99.97	Ordinary	4,898,408
10. Progress Appraisal Co.,Ltd. Tel. 0-2273-3654-6 Fax. 0-2270-1051	Bangkok	Services	5,000	4,992	99.84	Ordinary	8,958,488
11. Kasikorn Asset Management Co.,Ltd. (Formerly Thai Farmers Asset Management Co.,Ltd.) Tel. 0-2693-2300 Fax. 0-2693-2320	Bangkok	Mutual Fund Management	27,154,274	19,394,156	71.42	Ordinary	106,573,744
12. Progress Software Co.,Ltd. Tel. 0-2273-3829-30 Fax. 0-2270-1197	Bangkok	Services	100,000	60,000	60.00	Ordinary	754,400

Company Name	Place	Type of Business	No. of shares issued	No. of Shares Held	Percentage Held (%)	Type of Shares	First Half 2004 Operating Performance (Baht)
13. Thai Administration Services Co., Ltd. Tel. 0-2670-9494 Fax. 0-2670-9499	Bangkok	Services	2,500,000	1,274,997	51.00	Ordinary	6,342,339
14. Processing Center Co.,Ltd. Tel. 0-2237-6330-4 Fax. 0-2634-3231	Bangkok	Services	100,000	30,000	30.00	Ordinary	45,854,265
15. N.C.Associate Co.,Ltd. Tel 0-2661-5200 Fax 0-2661-4136	Bangkok	Trading	10,000	2,823	28.23	Ordinary	(5,967)
16. Rural Capital Partners Co.,Ltd. Tel 0-2318-3958 Fax 0-2319-5019	Bangkok	Joint Venture	1,000,000	275,000	27.50	Ordinary	(226,235)
17. Progress Information Co.,Ltd. Tel 0-2263-8050 Fax 0-2263-8051	Bangkok	Services	1,000,000	200,000	20.00	Ordinary	754,396
18. M Grand Hotel Co.,Ltd. Tel 0-2617-1949 Fax 0-2617-1940-1	Bangkok	Hotel	100,000,000	20,000,000	20.00	Ordinary	(5,074,822)
19. E.S.Industries Co.,Ltd. Tel 0-2516-9124-8 Fax 0-2516-9202	Pathum Thani	Textiles	1,100,000	220,000	20.00	Ordinary	-